1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2008

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-              .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number
1.1	Annual Report for the Year ended December 31, 2007, released on April 14, 2008

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 18, 2008	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

Contents

2	Corporate Information

5	Milestones

6	Financial Highlights

7	Chairman’s Statement

13	Business Review

23	Management’s Discussion and Analysis of Financial Conditions and Results of Operations

35	Directors, Supervisors and Senior Management

44	Report of the Directors

61	Report of the Supervisory Committee

63	Corporate Governance Report

80	Human Resources Development

87	Corporate Social Responsibility

96	Notice of Annual General Meeting

100	Report of the Independent International Auditor

102	Consolidated Balance Sheet

104	Balance Sheet

105	Consolidated Income Statement

106	Consolidated Statement of Changes in Equity

107	Consolidated Cash Flow Statement

109	Notes to the Financial Statements

178	Financial Summary

180	Shareholder Information

A-1

Corporate Information

China Telecom Corporation Limited

China Telecom Corporation Limited (“China Telecom” or the “Company”, together with its subsidiaries, the “Group”) is the world’s largest wireline telecommunications and broadband services provider, providing telecommunications and information services including voice, data, image and multimedia mainly in 20 provinces, municipalities, and autonomous regions in China, with about 220 million fixed line subscribers and over 35 million broadband subscribers. Our H shares and American Depositary Shares (“ADSs”) are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange respectively.

BOARD OF DIRECTORS

Executive Directors

Wang Xiaochu (Chairman)

Leng Rongquan

Wu Andi

Zhang Jiping

Zhang Chenshuang

Li Ping

Yang Jie

Sun Kangmin

Non-Executive Director

Li Jinming

Independent Non-Executive Directors

Zhang Youcai

Lo Hong Sui, Vincent

Shi Wanpeng

Xu Erming

Tse Hau Yin, Aloysius

NOMINATION COMMITTEE

Shi Wanpeng (Chairperson)

Zhang Youcai

Xu Erming

Tse Hau Yin, Aloysius

AUDIT COMMITTEE

Tse Hau Yin, Aloysius (Chairperson)

Zhang Youcai

Shi Wanpeng

Xu Erming

REMUNERATION COMMITTEE

Lo Hong Sui, Vincent (Chairperson)

Shi Wanpeng

Xu Erming

Tse Hau Yin, Aloysius

COMPANY SECRETARY & QUALIFIED ACCOUNTANT

Yung Shun Loy, Jacky

SUPERVISORY COMMITTEE

Xiao Jinxue (Chairperson)

Zhu Lihao (Independent Supervisor)

Wang Haiyun

Xu Cailiao

Ma Yuzhu (Employee Representative)

LEGAL REPRESENTATIVE

Wang Xiaochu

INTERNATIONAL AUDITOR

KPMG

LEGAL ADVISERS

Jingtian & Gongcheng

Freshfields Bruckhaus Deringer

Sullivan & Cromwell LLP

Milestones

JUNE 2007

Acquisition of China Telecom (HK), China Telecom (Americas) and China Telecom System Integration from China Telecommunications Corporation at a purchase price of RMB1.4 billion, expanding markets for the Company’s development.

2006

Strategic transformation gaining momentum with integrated development of voice and non-voice businesses and driving sustained growth; revenue from non-voice business representing 29% of total operating revenues (excluding amortisation of the upfront connection fees).

OCTOBER 2005

Issued 6-month, RMB10 billion denominated short term commercial paper with an annual interest rate of 2.54%.

MAY 2004

Global Offering of approximately 5.3 billion new H shares with net proceeds of approximately US$1.5 billion.

JUNE 2004

Acquisition of ten telecom companies as its wholly-owned subsidiaries, including Hubei Telecom, Hunan Telecom, Hainan Telecom, Guizhou Telecom, Yunnan Telecom, Shaanxi Telecom, Gansu Telecom, Qinghai Telecom, Ningxia Telecom and Xinjiang Telecom from China Telecommunications Corporation at a purchase price of RMB27.8 billion, expanding the Company’s service areas to 20 provinces.

DECEMBER 2004

Mr. Wang Xiaochu was appointed as the Chairman and CEO on the retirement of Mr. Zhou Deqiang.

DECEMBER 2003

Acquisition of six telecom companies as its wholly-owned subsidiaries, including Anhui Telecom, Fujian Telecom, Jiangxi Telecom, Guangxi Telecom, Chongqing Telecom and Sichuan Telecom, from China Telecommunications Corporation at a purchase price of RMB46.0 billion, expanding the Company’s service areas to 10 provinces.

SEPTEMBER 2002

Establishment of the Company with service areas including Shanghai, Guangdong, Jiangsu and Zhejiang.

NOVEMBER 2002

The Company was listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange with net proceeds from IPO of approximately US$1.3 billion.

Financial Highlights

Excluding amortisation of the upfront connection fees

	2005	2006	2007		Rate of change (2007 over 2006)
Operating revenues (RMB millions)	163,078	170,645	175,362		2.8%
EBITDA (RMB millions)	81,748	84,866	85,974		1.3%
EBITDA margin	50.1%	49.7%	49.0%		(0.7p.p.)
Net profit[1] (RMB millions)	21,041	22,270	22,517	[3]	1.1%
Capital expenditure (RMB millions)	53,896	49,116	45,558		(7.2)%
Free cash flow (RMB millions)	21,697	28,991	33,964		17.2%
Total debt/Total equity[2]	76.3%	60.7%	47.6%		(13.1p.p.)

Earnings per share (RMB)	0.260	0.275	0.278	[3]	1.1%
Dividend per share (HK$)	0.075	0.085	0.085		—
Net asset value per share (RMB)	2.283	2.548	2.730		7.1%

Including amortisation of the upfront connection fees

	2005	2006	2007
Operating revenues (RMB millions)	169,859	175,616	178,656
EBITDA (RMB millions)	88,529	89,837	89,268
EBITDA margin	52.1%	51.2%	50.0%
Net profit[1] (RMB millions)	27,822	27,241	23,702

[1]	Net profit represents profit attributable to equity holders of the Company.
[2]	Total equity represents total equity attributable to equity holders of the Company.
[3]	Excluding the effect of the related assets revaluation in 2007, which was carried out at least once every three years.

For further information, please browse

our website at www.chinatelecom-h.com

Chairman’s Statement

Dear Shareholders,

Early this year, a snowstorm with its scale and duration unprecedented in the last century occurred in China. The snowstorm caused grave disturbances to people’s daily lives, as well as serious challenges to our telecommunications services. During the Lunar New Year, in places where the snowstorm was most severe, I myself witnessed many of our people volunteered to sacrifice their precious family gathering opportunities to make emergency repairs on the telecommunications facilities fearlessly under the harsh weather conditions. In some circumstances, in order to ensure smooth communications, they even insisted on staying on duty under no power and water supply which lasted for several days. Their courage and strong team efforts well demonstrated the “unwavering dedications” spirits of our China Telecom people – “Exceptional strength, exceptional endurance and exceptional devotion”. Their actions had written a new chapter of “Customer First, Service Foremost”. I am deeply impressed with the vibrancy of the Company despite its long establishment over a century. As we further drive our strategic transformation and progress our way to the upcoming full services offering, I firmly believe the Company will have a thriving future.

Looking back at the corporate development in the past three years, we are grateful to see the encouraging results achieved by our persistent efforts in strategic transformation and innovation. Strategic transformation has accelerated our corporate development and placed us at the forefront of the telecommunications industry. Strategic transformation also injected new energy into the Company’s development. We have established a customer-oriented brand management system and strengthened our capabilities in integrated information application services. With further optimized business structure and enhanced financial capabilities, we have reinforced our ability to increase our shareholders’ value.

2007 FINANCIAL RESULTS

In 2007, the Company grasped the opportunities brought by informatisation. We tackled various challenges to promote the scale development of transformation business, which helped to sustain overall revenue growth. We also took initiatives to alleviate the decline in our traditional voice business. As a result, we maintained solid fundamentals and achieved favorable financial results in the highly competitive market. Operating revenues reached RMB178,656 million, in which the amortisation of upfront connection fees was RMB3,294 million. Excluding the upfront connection fees, operating revenues were RMB175,362 million, a 2.8% increase from 2006. EBITDA1 was RMB85,974 million, a 1.3% increase from 2006. EBITDA margin1 was 49.0%, broadly at the same level as 2006. Profit attributable to equity holders of the Company2 (excluding the effect of the related assets revaluation, which was carried out at least once every three years) was RMB22,517 million, an increase of 1.1% from 2006. Capital expenditure decreased by 7.2% from 2006 to RMB45,558 million. Free cash flow3 reached RMB33,964 million, a 17.2% increase from 2006.

Taking into consideration of our shareholders’ return and the Company’s capital requirements for future development, especially the preparation of our full services offering, the Board of Directors will recommend at the forthcoming Annual General Meeting that the dividend be an equivalent of HK$0.085 per share, same as last year.

[1]	Including the amortisation of the upfront connection fees, EBITDA was RMB89,268 million, EBITDA margin was 50.0%.
[2]	According to the Company’s accounting policy, in 2007, the Company carried out a revaluation on property, plant and equipment (which was carried out at least once every three years). The surplus on revaluation of RMB4,809 million was shown in the consolidated statement of changes in equity. The deficit on revaluation of RMB2,755 million was recognized in the consolidated income statement. Profit attributable to equity holders of the Company, including amortisation of the upfront connection fees, deficit on revaluation and respective income tax effect, was RMB23,702 million.
[3]	Free cash flow is calculated from EBITDA (excluding amortisation of the upfront connection fees) minus capital expenditure and income tax.

BRAND ORIENTED AND INNOVATIVE OPERATIONS

In 2007, brand operation was the main theme of the Company. We continued to put enormous efforts in developing our two major customer brands- “BizNavigator” and “One Home”, targeted at government and enterprise customers and mid-to-high-end household customers respectively. Upon converging various businesses and products according to customers’ demands, values and core competitiveness of the customer brands were enhanced. Contract subscribers to “BizNavigator” and “One Home” reached 1.884 million and 10.536 million respectively in 2007. Informatisation services were the focus of our business transformation. Broadband services, value-added services and integrated information services achieved significant breakthrough. Non-voice business revenue represented 36.5% of the Company’s overall operating revenues, an increase of 7.4 percentage points from 2006. Due to intensifying mobile substitution, the Company experienced negative growth in access lines in service for the first time. Voice business revenue decreased by 7.9% from 2006. Facing new challenges in our traditional voice business, we will consolidate its performance by further enriching the applications on informatisation and improving service packages.

To facilitate brand operation, we continuously optimized our organizational structure and promoted management innovation. We incorporated a subsidiary specializing in “Best Tone” services to rapidly strengthen our vertically-integrated operation in the information media areas. We adjusted the operational structure of our system integration business that strengthened our capabilities to provide better professional solutions and services to our government and enterprise customers, as well as other business customer groups. Our staff force was optimized by recruiting more professional personnel to IP, IT and information services operations. We also perfected our incentive schemes, focusing especially on the promotion of strategic transformation and value enhancement and stimulating the activeness and creativity of our staff in transformation business.

We endeavor to improve our operation support system and our brand recognition. The full deployment of CRM system strengthened our customer relations management. The launch of integrated multi-service billing system provided effective means for targeted precision marketing. Meanwhile, we further pushed forward the establishment of customer-oriented network maintenance system to closely link up front-line operations and back-end support. As a result, we progressively enhanced our capabilities of providing diversified services to customers.

We proactively implemented financial precision management to enhance shareholders’ return. The Company continued its strict control over capital expenditure. The ratio of capital expenditure to operating revenues was further lowered by 2.8 percentage points from 2006. Resources allocation was further optimized with strict control over investments in our traditional fixed-line voice business, while ensuring the investment needs of transformation business such as broadband services, value-added services and integrated information services. Our operating efficiency was raised through optimizing capital, cost and asset structures, strengthening cost management and capital budgeting and optimizing asset resources.

We expanded our services into rural and overseas markets. The Company increased its efforts to promote broadband access services in relatively affluent rural areas so as to meet their demand for informatisation. We are delighted to achieve growths in both revenue and subscribers in rural markets. In respect of overseas markets, we successfully acquired from our parent company its subsidiaries in Hong Kong and America to benefit from the rapid growth of these two overseas markets and also enhance our capabilities of providing global one-stop shopping services for multi-national customers.

CORPORATE GOVERNANCE

In order to enhance operating efficiency and investor confidence, we are firmly committed to adopting international best practices to improve corporate governance and transparency continuously. The Company greatly emphasizes the importance of internal control and risk management. In terms of meeting regulatory requirements, we further improved our internal control and assessment systems, and progressively integrated the comprehensive risk management mechanisms into our daily operations. Thus the interests of our shareholders are safeguarded. Our continuous efforts in corporate governance were widely recognized by the capital market. We have been accredited with a number of awards, including “World’s Most Admired Companies” for the year 2007 by Fortune and “Asia’s Best Managed Fixed Telecom Company” in 2007 by Euromoney.

CORPORATE SOCIAL RESPONSIBILITY

We operate with integrity and offer credible services to customers. In facilitating healthy development in telecommunications industry, we endeavor to protect fair and orderly market competition, and advocate multiple-wins cooperation for all participants in the value chain. Aside from the sustainable growth of our own, we devote to contribute to the country’s economic development, environmental protection and construction of a harmonious society, and to create a favorable environment for the success of our upcoming full services offering.

OUTLOOK FOR 2008

In 2008, strategic transformation of the Company will enter into a new phase. For this purpose, we have advocated the strategy of “Customer-focused Innovative Informatisation”, which will accelerate our transformation into a leading integrated information services provider. We will make greater efforts in management reform and innovation, and consolidate provincial subsidiaries into branches to strengthen integration of operational management systems. We will also restructure our front-line departments, which will enable us to implement better customer group management and sales. We will allocate more resources to core customer groups and strengthen our customer-oriented operation systems to raise our brand recognition.

Looking ahead, we are fully confident. Although the intensifying market competition is a serious challenge to us, the upcoming full services offering will bring enormous business opportunities. We will keep abreast of the trend of global telecommunications industry as we implement the convergence of multi-communication means and multi-products in a broader perspective. We will also strengthen our execution capabilities in providing integrated information services to customers, and thus to continually create new values for our shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to thank Madam Huang Wenlin for her brilliant contributions during her term as Executive Director of our Company and welcome Mr. Zhang Chenshuang to join our management team.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, China

31 March 2008

Business Review

The following table sets out key operating data in 2005, 2006 and 2007:

	Unit	2005	2006	2007	Rate of Change (2007 over 2006)
Local wireline access lines in service	Million	210.09	223.04	220.33	(1.2)%
Local voice usage	Million pulses	449,404	422,562	406,268	(3.9)%
Domestic long distance usage	Million minutes	93,817	95,567	98,251	2.8%
International, Hong Kong, Macau and Taiwan long distance usage	Million minutes	1,711	1,601	1,588	(0.8)%
Broadband subscribers	Million	21.02	28.32	35.65	25.9%
Volume of Inbound local calls	Million minutes	102,670	124,452	135,447	8.8%
Caller ID service subscribers	Million	131.46	145.73	146.74	0.7%
SMS usage volume	Million messages	17,254	23,277	23,346	0.3%
Colour Ring Tone subscribers	Million	18.16	36.68	63.19	72.2%

In 2007, the Company continued to implement business transformation strategy. By proactively innovating development models and vigorously promoting customer branding management, the Company gradually shifted its operation focus from voice services to integrated information services. The Company gained momentum in its business transformation.

In 2007, total operating revenues were RMB178,656 million, representing an increase of 1.7% from 2006. Excluding amortisation of the upfront connection fees, the Company’s operating revenues were RMB175,362 million, representing an annual growth of 2.8%. The increase in operating revenues was mainly attributed to Internet access services and value-added and integrated information application services, which increased by 32.1% and 35.4% respectively. These increases have further optimised the income structure of the Company and raised its risk management capability.

Voice Services

In 2007, the total number of wireline telephone subscribers recorded an unprecedented negative growth. Such decrease was attributable to the reduction in domestic mobile tariffs and the popularisation of mobile voice communication. The total number of wireline telephone subscribers decreased by 2.71 million to 220.33 million while the number of wireless local access subscribers decreased by 4.68 million to 58.04 million. Due to the reduction in the number of subscribers and the consistent decline in the value of the wireline voice service, revenue from voice services continued to decrease. In 2007, the revenue from voice services1 was RMB111,312 million, a decrease of 7.9% from 2006, accounting for 63.5% of operating revenues, representing a decrease of 7.4 percentage points from 2006.

In 2007, the Company’s revenues from various voice services showed trends of decline. The revenue from local telephone services was RMB70,424 million, representing a decrease of 9.8% from 2006. The revenue from domestic long distance services amounted to RMB24,127 million, representing a decrease of 5.4% from 2006. Revenue from international, Hong Kong, Macau and Taiwan long distance telephone services totalled RMB2,882 million, representing a decrease of 10.6% from 2006. Due to significant influence from Calling-Party-Pay scheme offered by mobile operators and the increasing diversion of voice usage volume to growing mobile networks, the revenue from interconnection recorded an unprecedented negative growth, with a decrease of 1.5% to RMB13,879 million.

In 2007, to slow down the decrease in revenue from voice services, the Company adopted a number of measures and introduced tailored packaged services targeting at the three major client markets, namely the government and enterprises, households and rural areas. In respect of government and enterprises, the Company mainly introduced packaged sales for voice, broadband, and value-added and integrated information application services. In respect of household customers, the Company mainly launched the packaged sales of voice and broadband services. In respect of rural areas, the Company focused on the packaged sales of voice and value-added services. Meanwhile, to avoid simple price cuting in the highly competitive long-distance services market, the Company emphasized its packaged sales of local telephone services and broadband services so as to offer additional values, increase attractiveness of such services and improve the stickiness of customers.

Non-Voice Service

In 2007, the Company fully leveraged its first-mover advantage in business transformation. The Company retained the traditional business volume by developing transformation businesses while drove the scale development of transforming businesses by further strengthening traditional businesses. With customised service packages to meet the demands of different customers, the Company has raised the profile of these services amongst customers. In 2007, the Company’s revenues from non-voice services2 were RMB64,050 million. The proportion of revenues from non-voice services to operating revenues increased by 7.4 percentage points to 36.5% from 2006.

In 2007, emphasizing on both scale and profitability as well as differentiation in products, applications and services for broadband business, the Company achieved revenue of RMB31,340 million from Internet access services, representing an annual growth of 32.1%. The proportion of revenues from Internet access services to operating revenues increased by 4.0 percentage points to 17.9% from 2006. In 2007, as the Company insisted on the strategy of scale development of broadband subscribers, the total number of broadband subscribers increased by 7.33 million to 35.65 million. At the same time, driven by the scale of broadband customer base, the Internet value-added services, including ChinaVNet and IDC, developed rapidly with a revenue growth rate of 56.0% from 2006. With Internet VAS, the Company increased the attractiveness of broadband services and maintained the stability of broadband subscriber ARPU. In 2007, broadband subscriber ARPU rose steadily to RMB80 per month per subscriber. To maintain the competitive edge of broadband services, the Company will continue to innovate the development approach of broadband services, while it has already started enhancement of broadband account number-based operations and standardisation of customer-end terminals.

The consistent and rapid growth of value-added and integrated information application services has become a major driver for stabilising wireline voice usage volume and revenue growth. In 2007, the Company focused on expanding three major customer markets, namely the government and enterprises, households and rural areas. Through various marketing approaches, such as customer experience, SMS and telesales, packaged sales and joint promotion, the Company promoted the scale development for value-added business. Revenues from value-added and integrated information application services were RMB19,231 million, representing an annual growth of 35.4%. The proportion of revenues from value-added and integrated information application services to operating revenues increased by 2.6 percentage points from 2006 to 11.0%.

In 2007, the Company’s penetration rate of wireline value added services consistently increased. The revenue growth rate of Caller ID was 8.3% with a penetration rate of 66.6%, while the revenue growth rate of “Colour Ring Tone” was 79.1% with a penetration rate of 28.7%. In addition, the Company consistently enriched and expanded the variety of wireline value added services. Telephone radio services achieved breakthrough, wireline telephone payment grew steadily in 2007.

The Company continued to promote the development of integrated information application services, including “Best Tone”, IT services and application, enterprise informatisation applications, and video applications. In 2007, the revenue from “Best Tone” services increased by 155.5% from 2006. The Company launched a nationwide campaign for the promotion of whole-packaged “Best Tone BizTravel” services, which comprises a series of services in relation to ticket booking and hotel reservation, making “Best Tone BizTravel” and “Communication Assistant” highly-competitive products of the “Best Tone” services. Revenues from IT services and applications, and enterprise informatisation applications rapidly increased by 108.1% and 90.1% from 2006, respectively. In addition, the Company insisted on seeking broad cooperation, explored development approaches in respect to IT services and applications, and enterprise information application services, integrated its resources and established professional teams for planning and promoting of key products. Besides, the Company paid attention to the development of video applications, of which security monitoring services grew rapidly and commercial testing of IPTV progressed smoothly.

In 2007, resources leasing services of the Company sustained a steady growth. Revenue from resources leasing services was RMB8,334 million, representing an annual growth rate of 9.3%, in which revenue from managed data services was RMB3,013 million and revenue from leased line services was RMB5,321 million.

Customer Service and Channel Development

In 2007, in line with the shift of business focus, the Company constantly adjusted its distribution channels by covering major customer groups and products with core channels and developing e-channels in full swing. As a result, costs were reduced and efficiency was enhanced. With the assistance of sales offices and “Hotline 10000”, direct channel account managers provided services to government and enterprise customers in accordance with the industry and consumption characteristics of the customers while allocating adequate resources to key products. Additionally, the Company capitalised on various forms of collaboration to improve its coverage for SME clients and other business customers. With physical and electronic distribution channels, the Company provided services to the household customers. In order to reinforce the basic services for the public and the differentiated services for the brand customers through physical channels, the Company set up exclusive service zones for brand customers in both first-tier and second-tier sales offices, and offered “all-in-one-form” and “no-form” services in some of the sales offices. Moreover, electronic channels, including online customer service and “Hotline 10000”, are capable of dealing with subscription of brand customers services. In 2007, upon the opening of subscription of e8 and e6 over “Hotline 10000”, this channel accounted for 26.7% of total subscriptions, resulting in significant enhancement of channel efficiency. Constantly improved by the diversified service channels, the level of customer satisfaction remained leading in the industry.

Brand Operation

In 2007, the Company implemented a customer brand-oriented management strategy for business transformation. Through in-depth promotion, the Company has raised the recognition of “BizNavigator” and “One Home” brands and built up good brand images in the enterprises and household customers markets.

To drive the sales to enterprise customers with “BizNavigator”, the Company introduced three versions of “BizNavigator”, which are communication, information and industry versions respectively. In 2007, revenue from government and enterprises customers increased 11.2% from 2006. Incorporated with label products, such as Super Cordless, enterprise switchboard and corporate “Colour Ring Tone”, the Company introduced the communication version. In addition, with wireless modems and routers as customised terminals, and corporate mailbox and network hard disks as key applications, the Company introduced the information version. The total number of “BizNavigator” customers was 1.88 million. Aiming at the development of industry applications in relation to electronic government administration, Hotel Perfection Alliance, e-Campus, e-commercial buildings, conference and exhibition applications, “Mega Eye” and electronic tax filings, the Company organised and implemented the so-called “Hundred – Thousand – Ten Thousand” program, through which the number of customers in Hotel Perfection Alliance reached 5,843 while the number of “Mega Eye” monitoring spots reached 84 thousand.

With “One Home” as the core product, the Company proactively developed mid- and high-end households market. In 2007, focusing on the household customers, the Company successfully organised the promotion activities for the launch of “One Home” brand and optimised the e8 and e6 packaged product series. Through nationwide marketing measures, including targeted brand promotion and improvement of customised terminals, the Company has promoted the scale development of “One Home”. In 2007, the number of “One Home” customers was 10.54 million, with e8 customers accounting for 76% of “One Home” customers and 28% of total residential broadband subscribers, while the customised terminals of “One Home” were widely adopted by e8 customers. As a result, “One Home” has successfully strengthened its position in the households market, with revenues from household customers increasing steadily at 4.3% from 2006.

As rural areas still have increasing demands for communication information services, they have become one of the major target markets of the Company. In line with informatisation strategy, the Company expanded the rural market and strengthened the customer base in rural areas by introducing a standardised integrated service brand – “Info Farm”, which provides services in relation to voice, broadband and distance education. In addition, the Company put great efforts in the development of “Countryside Network”. In 2007, most of the increase in number of telephone subscribers and about one-third of the increase in broadband subscribers were from the rural market.

Construction of Network and Support Systems

By adjusting the focus and structure of investment, the Company has effectively controlled total investments. In 2007, capital expenditure of the Company totalled RMB45,558 million, representing a decrease of 7.2% from 2006. The ratio of capital expenditure to operating revenues decreased by 2.8 percentage points to 26.0% from 2006. In respect of the investment structure, the Company continued to increase investments into core products and transformation businesses. As a result, in 2007, the investment in the Internet and data service equipment increased by 37.4% from 2006. Meanwhile, the investment in fixed-line network switch equipment, local telephone transmission and access, and wireless local access decreased by 31.9%, 22.2% and 63.4% from 2006, respectively. In addition, the investment in telecommunications infrastructure and others dropped by 24.8%.

The Company reinforced the support for business transformation through the promotion of network optimisation and renovation. In 2007, to ensure the service quality for key customers, the Company significantly increased IP backbone bandwidth, completed the optimisation and renovation of Metropolitan Area Network and its interconnection with CN2, and improved the support for the tailored end-to-end services over IP network as well as the network management capability. With the broad implementation of “replacing the old copper wire with optical fiber”, the Company promoted the deployment of optical fibre access network, which effectively increased the bandwidth for broadband access. At the end of 2007, 85% of our broadband Internet network will support 2M Broadband accesses, 65% of the network will support 8M broadband accesses, representing an increase of 7 percentage points and 12 percentage points from 2006, respectively. In 2007, the Company increased its wireless broadband (WLAN) hotspot coverage and roaming test spots. In addition, the Company actively promoted customised terminals of “One Home” to support its promotion. To supplement its brand value, the Company enhanced platform capacity and level of differentiated services for “BizNavigator”. Furthermore, to support the business development and nationwide standardised management of “Best Tone”, the Company standardised the search engine, data model and call centers.

To enhance the customer service level, the Company significantly upgraded and optimised its IT system. In 2007, the Company further improved the functions of Business Supporting System (BSS) to enhance the customer base management. Through the full implementation of Customer Relations Management (CRM) system, the Company has basically built a standardised customer database and profile, speeding up the implementation of “all-in-one form” function and further strengthening the capability of customer relationship management. Besides, the Company also established an integrated multi-service billing system and completed the development of corporate data application portals so as to provide strong support to precision marketing and sales.

Outlook for 2008

In 2008, as the Company continues to deepen its strategic transformation and prepares for the upcoming full services offering, the Company will enjoy an excellent development prospect. However, due to constant changes of the pricing policy of mobile communication and the rapid diversion of traditional services attributable to emerging telecommunication methods, the Company will encounter more challenging issues in the course of development.

In 2008, the Company will actively implement its Customer-oriented Innovative Informatisation strategy. By putting focus on core customers, concentrating resources to the core customer groups and strategically allocating resources according to the strategic customer grouping, the Company strives to explore, direct and satisfy customers’ demands for information services. In addition, the Company puts more emphasis on brand management by making greater efforts in brand promotion. In this way, brand image will be rapidly raised, forming differentiated competitive edge. The Company will continue to develop in the information services arena and insist on driving business development with applications. Through the development and promotion of information service applications and emphasis on information content operation, the Company will proactively extend its services in both the upper stream and lower stream of the industry chain so as to facilitate the scale development of integrated information services. By speeding up the innovation of technology, products and services, the Company will vigorously develop services in relation to IT services and applications, “Best Tone” and Internet applications. Attaching great importance to the strategic transformation as well as the R&D of future core products, we will implement the convergence of multi-communication means and multi-products in a broader perspective and strengthen our execution capabilities in providing integrated information services to our customers.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Summary

On 30 June 2007, the Company completed its acquisition from China Telecommunications Corporation of the entire equity interests in China Telecom System Integration Co. Ltd., China Telecom (Hong Kong) International Limited and China Telecom (Americas) Corporation (formerly known as “China Telecom (USA) Corporation”) (collectively the “Third Acquired Group”). Since the Company and the Third Acquired Group were under the common control of China Telecommunications Corporation, our acquisition of the Third Acquired Group has been treated as a “combination of entities under common control”, and was accounted for in a manner similar to a pooling-of-interests (“as-if-pooling-of-interests accounting”). Accordingly, the assets and liabilities of the Third Acquired Group have been accounted for based on their historical amounts and our financial statements for the period prior to the acquisition have been restated to include the financial position and results of operations of the Third Acquired Group on a combined basis. Unless otherwise indicated in this section, our financial data for the period prior to the acquisition are presented based on those restated amounts.

Our operating revenues in 2007 were RMB178,656 million, representing an increase of 1.7% from 2006. Our operating expenses in 2007 were RMB141,645 million, representing an increase of 3.3% from 2006. Profit attributable to equity holders of the Company in 2007 was RMB23,702 million. In 2007, our basic earnings per share were RMB0.29, EBITDA1 was RMB89,268 million and EBITDA margin was 50.0%.

Excluding the amortisation of upfront connection fees, deficit on revaluation of property, plant and equipment and related tax effect2 (the revaluation was carried out at least once every three years), our operating revenues in 2007 were RMB175,362 million, representing an increase of 2.8% from 2006; profit attributable to equity holders of the Company in 2007 was RMB22,517 million, representing an increase of 1.1% from 2006; basic earnings per share were RMB0.28; EBITDA was RMB85,974 million and EBITDA margin was 49.0%.

Operating Revenues

Our operating revenues in 2007 were RMB178,656 million, representing an increase of 1.7% from 2006. Excluding the amortisation of upfront connection fees, our total operating revenues in 2007 were RMB175,362 million, representing an increase of RMB4,717 million or 2.8% from 2006. Revenue from Internet access services, and value-added and integrated information application services increased by RMB7,616 million and RMB5,028 million from 2006 respectively, which represented the major sources of revenue growth. Revenues from leased line services and other businesses increased by RMB773 million and RMB966 million from 2006 respectively. Revenue from managed data services remained at a similar level as 2006. Revenues from local telephone services and long distance services continued to decrease.

[1]	Our EBITDA refers to profit before net finance costs, investment income, share of profits of associates, income tax, depreciation and amortisation, deficit on revaluation of property, plant and equipment and minority interests. As the telecommunications business is a capital-intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider like us. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect the operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.
[2]	In accordance with the Group’s accounting policy, the property, plant and equipment of the Group as at 31 December 2007 were revalued for each asset class by the Company (which was carried out at least once every three years) on a depreciated replacement cost basis. The property, plant and equipment as at 31 December 2007 was revalued at RMB326,123 million. The surplus on revaluation of certain property, plant and equipment totalling RMB4,809 million was credited to the revaluation reserve while the deficit on revaluation of certain property, plant and equipment totalling RMB2,755 million was recognised as an expense for the year ended 31 December 2007.

The following table sets forth a breakdown of our operating revenues for 2006 and 2007, together with their respective rates of change:

	For the year ended 31 December		Rates of Change
	2007	2006
	(RMB in millions, except percentage data)
Wireline telephone services[3]

Local
Installation fees	2,735	2,913	(6.1)%
Monthly fees	25,346	28,973	(12.5)%
Local usage fees	42,343	46,188	(8.3)%

Subtotal	70,424	78,074	(9.8)%

Domestic long distance	24,127	25,517	(5.4)%
International, Hong Kong, Macau and Taiwan long distance	2,882	3,225	(10.6)%
Interconnections	13,879	14,095	(1.5)%

Subtotal	40,888	42,837	(4.5)%

Internet access services	31,340	23,724	32.1%
Value-added and integrated information application services	19,231	14,203	35.4%
Managed data	3,013	3,080	(2.2)%
Leased line services and others[4]	10,466	8,727	19.9%

Operating revenues (excluding amortisation of upfront connection fees)	175,362	170,645	2.8%
Upfront connection fees	3,294	4,971	(33.7)%

Total operating revenues	178,656	175,616	1.7%

[3]	Including revenue from our registered subscribers, public telephones and pre-paid calling cards services.
[4]

Including primarily revenue from business customers for the lease of wireline telecommunications network facilities, sales and repairs and maintenance of customer-end equipment and construction of telecommunications network and infrastructure for customers.

Local Telephone Services

In 2007, revenue from our local telephone services was RMB70,424 million, representing a decrease of 9.8% from RMB78,074 million in 2006 and accounting for 39.4% of our operating revenues, or 40.2% of our operating revenues after deducting amortisation of upfront connection fees. The major reason for this decrease in revenue was that mobile service has further exacerbated the diversion from wireline services due to the continued decline in tariffs for mobile services, which narrowed the gap between mobile service tariffs and wireline service tariffs.

Installation fees

Upfront installation fees are amortised over the expected customer relationship period of 10 years. Revenue from installation fees decreased by 6.1% from RMB2,913 million in 2006 to RMB2,735 million in 2007.

Monthly fees

Revenue from monthly fees in 2007 was RMB25,346 million, representing a decrease of 12.5% from RMB28,973 million in 2006. The major reason for this decrease in revenue was the reduction in monthly fees rate in response to market competition.

Local usage fees

Revenue from local usage fees in 2007 was RMB42,343 million, representing a decrease of 8.3% from RMB46,188 million in 2006. Local voice usage volume in 2007 reached 406,268 million pulses, representing a decrease of 3.9% from 2006. The decrease in revenue was mainly due to the intensifying mobile substitution, the diversification of the means of communication and the decline in average fees.

Long Distance Telephone Services

In 2007, revenue from our long distance telephone services was RMB27,009 million, representing a decrease of 6.0% from RMB28,742 million in 2006, accounting for 15.1% of our operating revenues, or 15.4% of our operating revenues excluding the amortisation of upfront connection fees.

Domestic long distance services

In 2007, revenue from our domestic long distance services was RMB24,127 million, representing a decrease of 5.4% from RMB25,517 million in 2006, while domestic long distance telephone usage volume was 98,251 million minutes, representing an increase by 2.8% from 95,567 million minutes in 2006. The decrease in revenue was attributable to a decrease in average unit price from RMB0.27 per minute in 2006 to RMB0.25 per minute in 2007.

International, Hong Kong, Macau and Taiwan long distance services

In 2007, revenue from our international, Hong Kong, Macau and Taiwan long distance services was RMB2,882 million, representing a decrease of 10.6% from RMB3,225 million in 2006. The decrease in revenue was mainly attributable to the decrease in average unit price of international, Hong Kong, Macau and Taiwan long distance services by 10.0% from RMB2.01 per minute in 2006 to RMB1.81 per minute in 2007.

Interconnection Services

In 2007, revenue from our interconnection services was RMB13,879 million, representing a decrease of 1.5% from RMB14,095 million in 2006, accounting for 7.8% of our operating revenues, or 7.9% of our operating revenues excluding the amortisation of upfront connection fees. Decrease in such revenue was mainly attributable to the Calling-Party-Pay scheme offered by mobile operators and the increasing diversion of voice usage volume to growing mobile networks.

Internet Access Services

In 2007, revenue from our Internet access services was RMB31,340 million, which grew by 32.1% from RMB23,724 million in 2006, accounting for 17.5% of our operating revenues, or 17.9% of our operating revenues excluding the amortisation of upfront connection fees. Driven by the continuous expansion of our broadband subscriber base in recent years, our Internet access services sustained a rapid growth. The number of our broadband subscribers increased by 7.33 million, or 25.9% from 2006 to 35.65 million as of the end of December 2007.

Value-Added and Integrated Information Application Services

In 2007, revenue from our value-added and integrated information application services was RMB19,231 million, representing an increase of 35.4% from RMB14,203 million in 2006, accounting for 10.8% of our operating revenues, or 11.0% of our operating revenues excluding the amortisation of upfront connection fees. The increase in revenue from our value-added and integrated information application services was mainly attributable to the rapid development of our caller ID service, Colour Ring Tone, Internet value-added services, IT services and applications.

Managed Data Services

In 2007, revenue from our managed data services was RMB3,013 million, representing a decrease of 2.2% from RMB3,080 million in 2006.

Leased Line and Other Services

In 2007, revenue from our leased line services and other services was RMB10,466 million, representing an increase of 19.9% from RMB8,727 million in 2006. Revenue from leased line services was RMB5,321 million, representing an increase of 17.0% from RMB4,548 million in 2006, which was mainly due to the increasing demand of customers for network resources.

Upfront Connection Fees

Upfront connection fees represent the amortised amount of the upfront fees received for the initial activation of wireline services, amortised over the expected customer relationship period of 10 years. Effective from July 2001, we ceased to charge new subscribers upfront connection fees. The amortised amount was RMB3,294 million in 2007, representing a decrease of 33.7% from RMB4,971 million in 2006.

The table below sets forth the amortisation of upfront connection fees from 2008 to 2011 based on an amortisation period of 10 years (with 2011 as the end of the amortisation period):

	For the year ending 31 December
	2008	2009	2010	2011
	(RMB in millions)
Amortisation of upfront connection fees	2,022	1,151	497	98

Operating Expenses

In 2007, our operating expenses were RMB141,645 million, representing an increase of 3.3% from 2006. The ratio of our operating expenses to operating revenues increased from 78.1% in 2006 to 79.3% in 2007, or 80.8% of our operating revenue excluding the amortisation of upfront connection fees, which remained at a similar level as 2006. The following table sets out a breakdown of our operating expenses in 2006 and 2007 and their respective percentage change:

	For the year ended 31 December		Percentage Change
	2007	2006
	(RMB in millions, except percentage data)
Depreciation and amortisation	52,257	51,301	1.9%
Network operations and support expenses	31,622	31,055	1.8%
Selling, general and administrative expenses	23,667	22,259	6.3%
Personnel expenses	27,242	26,210	3.9%
Interconnection and other operating expenses	6,857	6,255	9.6%

Total operating expenses	141,645	137,080	3.3%

Depreciation and Amortisation

Our depreciation and amortisation expenses were RMB52,257 million in 2007, representing an increase of 1.9% from 2006, accounting for 29.3% of our total operating revenues. The depreciation and amortisation expenses as a percentage of our operating revenues excluding the amortisation of upfront connection fees decreased from 30.1% in 2006 to 29.8% in 2007.

Network Operations and Support Expenses

Our network operations and support expenses were RMB31,622 million in 2007, representing an increase of 1.8% from RMB31,055 million in 2006, accounting for 17.7% of our total operating revenues, or 18.0% of our total operating revenues excluding the amortisation of upfront connection fees. Such increase was mainly attributable to the increase in electricity prices and increase in costs in transforming businesses such as IT services and applications.

Selling, General and Administrative Expenses

In 2007, our selling, general and administrative expenses amounted to RMB23,667 million, representing an increase of 6.3% from RMB22,259 million in 2006, accounting for 13.2% of our operating revenues, or 13.5% of our operating revenues excluding the amortisation of upfront connection fees. This increase was mainly attributable to additional sales and marketing expenses in relation to brand management, development of transforming businesses and retaining subscriber base.

Personnel Expenses

In 2007, our personnel expenses were RMB27,242 million, representing an increase of 3.9% from RMB26,210 million in 2006. Such increase was mainly attributable to the maintenance of the Company’s effective incentive scheme and the recruitment of more talented professional personnel to IP, IT and information services operations in line with strategic transformation needs, among other considerations. Our personnel expenses in 2007 account for 15.2% of our operating revenues, and 15.5% of our operating revenues excluding the amortisation of upfront connection fees, which was similar to that in 2006.

Interconnection and Other Operating Expenses

The Company’s interconnection and other expenses increased by 9.6% from RMB6,255 million in 2006 to RMB6,857 million in 2007. Increase in long distance voice interconnections driven by Calling-Party-Pay scheme of mobile services was the major reason for the increase in interconnection expenses. Our net revenue from interconnections (interconnection revenue less interconnection expenses) in 2007 amounted to RMB7,119 million, representing a decrease of 9.7% from 2006.

Net Finance Costs

In 2007, the Company’s net finance costs were RMB4,300 million, representing a decrease of 4.2% from RMB4,489 million in 2006, in which net exchange gain was RMB105 million, which was similar to 2006. Our interest expenses decreased by RMB594 million. Such decrease was mainly attributable to our repayment of matured interest-bearing debts.

Revaluation of Property, Plant and Equipment

In accordance with the Group’s accounting policy, the property, plant and equipment of the Group as at 31 December 2007 were revalued for each asset class by the Company (which was carried out at least once every three years) on a depreciated replacement cost basis. The property, plant and equipment as at 31 December 2007 was revalued at RMB326,123 million. The surplus on revaluation of certain property, plant and equipment totalling RMB4,809 million was credited to the revaluation reserve while the deficit on revaluation of certain property, plant and equipment totalling RMB2,755 million was recognised as an expense for the year ended 31 December 2007. The surplus was mainly attributable to an increase in the prices of properties. The deficit was mainly due to a decrease in the prices of equipment resulting from the technological advancement.

Income Tax

The Company’s statutory income tax rate is 33%. In 2007, the Company’s income tax expenses were RMB6,452 million, and effective income tax rate was 21.3%, whereas the effective income tax rate for the Company’s income tax expenses excluding the upfront connection fees was 23.9%. The difference between the effective income tax rate and the statutory income tax rate was mainly attributable to the exclusion of upfront connection fees from taxable revenue, and the preferential income tax rate of 15% enjoyed by our operating subsidiaries located in special economic zones and in the western part of China. Another reason for our effective tax rate being lower than the statutory tax rate was that some of our operating subsidiaries received tax credits of RMB1,319 million on the purchases of domestic equipment in 2007. Under the new taxation law, the previous tax rate of 33% applicable on the Company and a number of subsidiaries has been reduced to 25% effective from 1 January 2008. The tax authorities will no longer assess and approve any tax credit for domestic equipment purchases from 2008 onwards.

Profit Attributable to Equity Holders of the Company

In 2007, the profit attributable to equity holders of the Company reached RMB23,702 million, representing a decrease of 13.0% from RMB27,241 million in 2006. Excluding the amortisation of upfront connection fees, deficit on revaluation of property, plant and equipment and related tax effect (which was carried out at least once every three years), the profit attributable to equity holders of the Company was RMB22,517 million, representing an increase of 1.1% from RMB22,270 million in 2006. The Company has continued to maintain a good level of operating efficiency and profitability.

Capital Expenditure

In 2007, the Company continued with its prudent policy on capital expenditure. Capital expenditure was RMB45,558 million, representing a decrease of 7.2% from RMB49,116 million in 2006. In order to implement changes in the Company’s strategic transformation, we have effectively controlled the scale of our capital expenditure and optimised our investment structure. We have significantly reduced our capital expenditure in connection with traditional fixed line voice businesses and telecommunications infrastructure, and increased our investment in broadband access and data network.

In 2008, our estimated capital expenditure is approximately RMB45,000 million. The main sources of our capital are cash generated from operating activities, bank borrowings and other indebtedness. We expect that we will have sufficient funding sources to meet our capital expenditure requirements in the future.

Cash Flows and Capital Resources

Cash Flows

In 2007, net cash outflow of the Company was RMB1,838 million, while its net cash inflow was RMB4,053 million in 2006.

The following table sets out our cash flow information in 2006 and 2007:

	For the year ended 31 December
	2007	2006
	(RMB in millions)
Net cash flow from operating activities	74,876	74,802
Net cash used in investing activities	(46,209)	(50,039)
Net cash used in financing activities	(30,505)	(20,710)
Net (decrease)/increase in cash and cash equivalents	(1,838)	4,053

In 2007, the net cash flow from our operating activities was RMB74,876 million, which was similar to 2006.

In 2007, we reduced our capital expenditure. Cash used in our investing activities was RMB46,209 million, representing a decrease of RMB3,830 million from 2006.

In 2007, the net cash used in our financing activities was RMB30,505 million while the net cash used in such activities was RMB20,710 million in 2006. The increase in net cash used in our financing activities was mainly due to decreased cash inflow from borrowings as compared to 2006.

Working Capital

By the end of 2007, the Company’s working capital (total current assets minus total current liabilities) deficit was RMB95,857 million, representing a decrease of RMB17,566 million from the deficit of RMB113,423 million in 2006. The decrease in deficit was mainly attributable to the repayment of certain short-term debts, long-term debts maturing within one year and accounts payable with the cash flow from operating activities. By the end of 2007, the Company’s cash and cash equivalents amounted to RMB20,384 million, of which 92.6% was denominated in RMB.

Indebtedness

Our indebtedness analysis as of the end of 2006 and 2007 was as follows:

	As at 31 December
	2007	2006
	(RMB in millions)
Short-term debt	67,166	79,576
Long-term debt maturing within one year	3,811	8,242
Finance lease obligations	29	48
Long-term debt (excluding current portion)	34,148	37,257

Total debt	105,154	125,123

By the end of 2007, total indebtedness of the Company was RMB105,154 million, representing a decrease of RMB19,969 million from 2006. The main reason for the decrease was our repayment of certain borrowings with the cash flow from operating activities.

Therefore, the ratio of the Company’s total indebtedness to total assets decreased from 29.9% in 2006 to 25.8% in 2007. The Company believes that it has continued to maintain a solid capital structure.

Most of the Company’s revenue receipts and payments made are denominated in Renminbi, and Renminbi is not a freely convertible currency. The Company’s loans in Renminbi, US Dollar, Janpanese Yen and Euro accounted for 96.5%, 1.0%, 1.7% and 0.8% of the Company’s total indebtedness, respectively. 70.6% of our indebtedness was loans with fixed interest rates.

Contractual Obligations

	Payable in
	Total	2008	2009	2010	2011	After 2011
	(RMB in millions)
Short-term debt	68,644	68,644	—	—	—	—
Long-term debt	48,524	5,539	2,407	2,600	1,786	36,192
Finance lease obligations	29	24	5	—	—	—
Operating lease commitments	2,021	552	369	302	231	567
Capital commitments	3,573	3,573	—	—	—	—

Total contractual obligations	122,791	78,332	2,781	2,902	2,017	36,759

Note: Amounts of short-term debt and long term debt include recognized and unrecognized interest payable, and are not discounted.

Pursuant to an Acquisition Agreement entered into by the Company with China Telecom on 31 March 2008, the Company will acquire the entire equity interest in China Telecom Group Beijing Corporation from China Telecom for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Proposed Acquisition”), subject to approvals by independent shareholders of the Company and relevant government and regulatory authorities. Management believes that the Proposed Acquisition will enhance the Group’s market position and competitiveness in mainland PRC. As the Company and China Telecom Group Beijing Corporation are under the common control of China Telecom prior to and after the acquisition, the Proposed Acquisition will be accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests upon completion.

EFFECT OF SNOWSTORM

In January and February 2008, certain provinces in China were adversely affected by snowstorm and severe weather conditions, which had impacted the operation of the Company and caused a loss of approximately RMB572 million on assets written-off. In addition, it is expected that an extra capital expenditure of RMB960 million will be required.

The snowstorm had imposed some impact on the Company’s revenue and cash expenses. However, we are implementing various measures to further enhance business development and strengthen cost control with a view to mitigating and minimizing the adverse effect.

Directors, Supervisors and Senior Management

Mr. Wang Xiaochu

Age 50, is Chairman of the board of directors and Chief Executive Officer of the Company. Mr. Wang served as Director General and Deputy Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation. He is also President of China Telecommunications Corporation and Chairman of the board of directors and a Non-Executive Director of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications Scientific and Technological Progress Award. He graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from The Hong Kong Polytechnic University in 2005. Mr. Wang has over 27 years of management experience in the telecommunications industry.

Mr. Leng Rongquan

Age 59, is Executive Director, President and Chief Operating Officer of the Company. Mr. Leng is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a master degree in engineering science. Mr. Leng served as Chief Engineer of the Beijing Long-Distance Telephone Office, Deputy Chief Engineer of the Directorate General of Telecommunications (“DGT”) of the Ministry of Posts and Telecommunications (“MPT”), Deputy Director General of the DGT of the MPT, Deputy General Manager of China Telecommunications Corporation, Deputy General Manager of China Network Communications Group Corporation, Vice Chairman of China Netcom Group Corporation (Hong Kong) Limited. He is also Vice President of China Telecommunications Corporation. Mr. Leng has 32 years of operational management experience in the telecommunications industry in China.

Madam Wu Andi

Age 53, is Executive Director, Executive Vice President and Chief Financial Officer of the Company. She is responsible for the financial management of the Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry (“MII”), Director General, Deputy Director General and Director of the Department of Finance of the MPT. She is also Vice President of China Telecommunications Corporation. Madam Wu has 26 years of economic and financial management experience in the telecommunications industry in China.

Mr. Zhang Jiping

Age 52, is Executive Director and Executive Vice President of the Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received Doctor of Business Administration from The Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of DGT of MPT, a Deputy Director General and Director of the Network Management Center of the Posts and Telecommunications Administration of Liaoning Province. He is also Vice President of China Telecommunications Corporation. Mr. Zhang has 26 years of experience in network operation and management in the telecommunications industry in China.

Mr. Zhang Chenshuang

Age 56, is Executive Director and Executive Vice President of the Company. Mr. Zhang served as Executive Director and Vice President of China Mobile Limited, Vice President of China Mobile Communications Corporation, Director of China Mobile Communication Co., Ltd., the Assistant to the President of China Mobile Communications Corporation, Director General of the Neimenggu Posts and Telecommunications Administration, Deputy Director General of the Office of the Ministry of Posts and Telecommunications. He is also Vice President of China Telecommunications Corporation. Mr. Zhang graduated from the Party School of the Communist Party of China (CPC) and received a MBA degree from Hong Kong Polytechnic University. Mr. Zhang is a senior economist with over 28 years of experience in the telecommunications industry.

Mr. Li Ping

Age 54, is Executive Director and Executive Vice President of the Company. Mr. Li is a senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio telecommunications in 1976 and received an MBA degree from the State University of New York at Buffalo, U.S.A. in 1989. Prior to joining China Telecommunications Corporation in August 2000, he served as Chairman and President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited, Deputy Director General of the DGT of the MPT. He is also Vice President of China Telecommunications Corporation, and Vice Chairman of the board of directors and an Executive Director and Chief Executive Officer of China Communications Services Corporation Limited. Mr. Li has extensive experience in managing public companies and 32 years of operational and managerial experience in the telecommunications industry in China.

Mr. Yang Jie

Age 46, is Executive Director and Executive Vice President of the Company. He is a professor-level senior engineer. He graduated from Beijing University of Posts and Telecommunications with a major in radio engineering in 1984, and subsequently obtained a master degree of telecommunications and information management at the Norwegian School of Management. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also Vice President of China Telecommunications Corporation. Mr. Yang has 24 years of operational and managerial experience in the telecommunications industry in China.

Mr. Sun Kangmin

Age 51, is Executive Director and Executive Vice President of the Company. He is a senior engineer. He holds a MBA degree from the University of Hong Kong. Mr. Sun served as Department Head of the Information Industry Department of Sichuan Province, Director General of Communications Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. Mr. Sun has 24 years of operational and managerial experience in the telecommunications industry in China.

Mr. Li Jinming

Age 56, is Non-Executive Director of the Company, Chairman of Guangdong Rising Assets Management Co., Ltd. (one of the domestic shareholders of the Company) and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Radio and TV University, and holds an EMBA degree from Lingnan College, Zhong Shan University after the completion of his study in the postgraduate programme of international economics and industrial commerce management. Mr. Li served as Chief and Deputy Director General of the Guangdong Provincial Discipline Inspection Commission, and Director and Deputy General Manager of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management.

Mr. Zhang Youcai

Age 67, is Independent Non-Executive Director of the Company. He graduated from Nanjing Institute of Chemical Technology with a major in inorganic chemistry in 1965. Mr. Zhang served as Vice Minister of the Ministry of Finance of China and was responsible for the formulation and implementation of Chinese government financial and accounting policies. He has contributed to the improvement and reform of the financial and accounting systems of China for more than ten years. Prior to serving at the Ministry of Finance, he served as Deputy Director of the Planning Commission of Nantong City, and Deputy Mayor and Mayor of Nantong City in Jiangsu Province. Mr. Zhang is also Deputy Chairman of the Supervisory Committee of China Petroleum & Chemical Corporation. Mr. Zhang has over 40 years of experience in managing Chinese state-owned enterprises and financial management.

Mr. Lo Hong Sui Vincent

Age 60, is Independent Non-Executive Director of the Company. Mr. Lo is the Chairman of the Shui On Group which was founded by him in 1971. He is also the Chairman of Shui On Construction And Materials Limited, the Chairman and Chief Executive Officer of Shui On Land Limited, and the Chairman of China Central Properties Limited.

Mr. Lo is a Member of The Eleventh National Committee of Chinese People’s Political Consultative Conference, Honorary Life President of Business and Professionals Federation of Hong Kong, President of Shanghai-Hong Kong Council for the Promotion and Development of Yangtze, Economic Adviser to the Chongqing Municipal Government, Vice Chairman of Chamber of International Commerce Shanghai, Director of Great Eagle Holdings Ltd, Non-Executive Director of Hang Seng Bank Ltd, Court Member of The Hong Kong University of Science and Technology, and other public service positions.

He was awarded the Gold Bauhinia Star in 1998 and appointed Justice of the Peace in 1999 by the Government of the Hong Kong Special Administrative Region. He was made an Honorary Citizen of Shanghai in 1999 and was named Businessman of the Year by the Hong Kong Business Awards in 2001. He also won the Director of the Year Award from The Hong Kong Institute of Directors in 2002 and awarded Chevalier des Arts et des Lettres by the French government in 2005.

Mr. Shi Wanpeng

Age 71, is Independent Non-Executive Director of the Company. Mr. Shi graduated from Northern Jiaotong University with a major in railway transportation management in 1960. He is a professor-level senior engineer. Mr. Shi served as Deputy Director General of Department of Transportation, Director General of Department of Economy & Technology Cooperation of State Economy & Trade Commission, Director General of Department of Production Planning of State Development Planning Commission, Deputy Secretary of Production Office of the State Council, President (minister-level) of China Textile General Association, Deputy Director (minister-level) and Deputy Director of Economic and Trade Office of the State Council, a member of the Standing Committee of the Tenth Chinese People’s Political Consultative Conference, and Vice-Chairman of the Economic Affairs Committee. Mr. Shi is also President of China Packaging Federation and Independent Non-Executive Director of China Petroleum & Chemical Corporation. Mr. Shi has been working in the areas of economic and management, and has over 40 years of macroeconomic and managerial experience in reforming state-owned enterprises and state-owned assets development in China.

Professor Xu Erming

Age 58, is Independent Non-Executive Director of the Company. He is Deputy Dean, professor, and Ph.D. supervisor of the Graduate School at the Remin University of China, Deputy Secretary-General of the Tenth Session of the Academic Committee, and a member of the Third Session of the University Affairs Committee of the Remin University of China, Associate Convener of the Fifth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council, a member of China’s National MBA Education Advisory Committee, Deputy Chairman of the Chinese Enterprise Management Research Association, and Chairman of Beijing Contemporary Enterprise Research Association. He is also entitled to the State Council’s special government allowances.

Over the years, Professor Xu has conducted research in areas related to strategic management, organizational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. Professor Xu has issued many publications including Business Strategic Management, Introduction to International Business Management, number of case studies, as well as number of academic dissertations such as Emperical Research: Effects on Performance of Supervision Mechanisms Substitution Effect of Listed Companies and has also been a columnist in the Economic Daily. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award and the State-Level Class Two Teaching Award.

Professor Xu has been a visiting professor at over 10 domestic universities. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and Hong Kong Polytechnic University.

Mr. Tse Hau Yin, Aloysius

Age 60, is Independent Non-Executive Director of the Company. Mr. Tse is currently an Independent Non-executive Director of CNOOC Limited, China Construction Bank Corporation, Wing Hang Bank Limited, Linmark Group Limited and Sinofert Holdings Limited and is the Chairman of the International Advisory Council of The People’s Municipal Government of Wuhan. Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

Mr. Yung Shun Loy, Jacky

Age 45, is the Assistant Chief Financial Officer, qualified accountant and Company Secretary of the Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants of United Kingdom, and a Certified Practising Accountant in Australia. Mr. Yung has over 20 years of experience in auditing, company secretary and senior financial management of listed companies.

Mr. Wang Qi

Age 53, is the financial controller of the Company. Mr. Wang is a senior accountant. He graduated from Beijing Institute of Posts and Telecommunications and the Australian National University. He holds a Master degree in international management. He served as a Deputy Director General of Anhui Posts and Telecommunications Administration and a Deputy General Manager of China Telecom Group Anhui Corporation prior to his relocation to the headquarters of China Telecom Group in 2000. Mr. Wang is also Managing Director of the Finance Department of China Telecommunications Corporation. Mr. Wang has 33 years of managerial and accounting experience in the telecommunications industry in China.

Mr. Xiao Jinxue

Age 44, is Chairman of the Supervisor Committee and General Manager of Xinjiang branch of the Company. Mr. Xiao graduated from Beijing Institute of Posts and Telecommunications with a Master degree in engineering management in 1987. Mr. Xiao served as Assistant Dean and Officer at the Corporate Management Faculty of the Institute of Cadre Management under the Ministry of Posts and Telecommunications, and an executive deputy managing director of the Beijing Research Institute of China Telecommunications Corporation. Mr. Xiao is a professor-level senior engineer and has 21 years of managerial experience in the telecommunications industry in China.

Madam Zhu Lihao

Age 67, is an independent Supervisor of the Supervisory Committee of the Company. Madam Zhu is a senior accountant and a Chinese Certified Public Accountant. She graduated from Beijing Graduate School of Mining and Technology with major in engineering economics in 1963. Madam Zhu served as a Deputy Director General, Director General, Director and Deputy Director of the Department of Industry and Communications of the National Audit Bureau of China, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Madam Zhu has over 40 years of experience in management and auditing.

Madam Wang Haiyun

Age 44, is a Supervisor of the Supervisory Committee and the Deputy Director of the Audit Department of the Company. Ms. Wang graduated with a Bachelor degree in Business Financial Accounting from Jiangxi University of Finance and Economics in 1985. Prior to her current position, Ms. Wang worked in finance-related jobs serving at the Research Institute for Fiscal Science of Ministry of Finance, Zhong Zhou CPA Co. Ltd., and the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications. Ms. Wang is a senior accountant and has 23 years of finance and audit experience.

Mr. Xu Cailiao

Age 44, is a Supervisor of the Supervisory Committee of the Company. Mr. Xu is a Director of the Corporate Strategic Department of the Company. Mr. Xu graduated from the Law School of Peking University with a Master degree in law in 1987. He served as a Director of the State Commission for Economic Restructuring and Managing Director of the Hong Kong branch of Irico Group. He was qualified to practise law in China in 1988. Mr. Xu is highly experienced in respect of corporate governance, organizational development and process management.

Mr. Ma Yuzhu

Age 54, is an Employee Representative Supervisor of the Supervisory Committee of the Company, a Director of the Corporate Culture Department of the Company and the Vice Chairman of the Trade Union of China Telecommunications Corporation. Mr. Ma graduated from the Beijing University of Posts and Telecommunications with a major in telecommunications in 1982. Mr. Ma studied part-time in Australian National University in 2000 and obtained a Master degree in International Business Administration in 2001. Mr. Ma served as Director General in China International Telecommunication Construction 1st Engineering Bureau, Director of the department of General Engineering of DGT. Mr. Ma is a senior Engineer and has over 30 years of telecommunications construction and operational management experience in the telecommunications industry.

Report of the Directors

The Board of Directors (the “Board”) of China Telecom Corporation Limited (the “Company”) hereby presents its report together with the audited financial statements of the Company and its subsidiaries (the “Group”) prepared in accordance with International Financial Reporting Standards for the year ended 31 December 2007.

PRINCIPAL BUSINESSES

The principal businesses of the Group are provision of comprehensive wireline telecommunications and related services, including local telephone, domestic long distance telephone, international long distance telephone, Internet access and managed data, leased line and other related services to its subscribers within the service area of the Group.

The principal business of the Company used to be investment holding. Pursuant to the Company’s strategic transformation and its consolidated management requirements, the Company’s shareholders approved at the general meeting on 25 February 2008 the merger by way of absorption with the Company’s twenty wholly-owned subsidiaries (“provincial subsidiaries”), including Shanghai Telecom Company Limited. The Company has established twenty provincial branches to take over the management and operation of the Company’s former provincial subsidiaries. The resulting organisation structure and management system will be more suitable for the requirements of the Group’s development strategies. In addition, the integration and allocation of the Group’s internal resources were enhanced with improvement of the Group’s management standard and overall efficiency, which are in the interests of the Company and its shareholders as a whole.

RESULTS

Results of the Group for the year ended 31 December 2007 and the financial position of the Company and the Group as at that date are set out in the audited financial statements on pages 115 to 194 in this annual report.

DIVIDEND

The Board proposes a final dividend in the amount equivalent to HK$0.085 per share, totalling approximately RMB6,279 million for the year ended 31 December 2007. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 30 May 2008. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The final dividends are expected to be paid on around 16 June 2008 upon approval at the Annual General Meeting.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

The following table sets out certain information concerning the directors and senior management of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment
Wang Xiaochu	50	Chairman and Chief Executive Officer	20 December 2004
Leng Rongquan	59	Executive Director, President and Chief Operating Officer	20 December 2004
Wu Andi	53	Executive Director, Executive Vice President and Chief Financial Officer	10 September 2002
Zhang Jiping	52	Executive Director and Executive Vice President	10 September 2002
Zhang Chenshuang	56	Executive Director and Executive Vice President	31 August 2007
Li Ping	54	Executive Director and Executive Vice President	10 September 2002
Yang Jie	46	Executive Director and Executive Vice President	20 October 2004
Sun Kangmin	51	Executive Director and Executive Vice President	20 October 2004
Li Jinming	56	Non-executive Director	20 December 2004
Zhang Youcai	67	Independent Non-executive Director	10 September 2002
Lo Hong Sui, Vincent	60	Independent Non-executive Director	10 September 2002
Shi Wanpeng	71	Independent Non-executive Director	20 June 2003
Xu Erming	58	Independent Non-executive Director	9 September 2005
Tse Hau Yin, Aloysius	60	Independent Non-executive Director	9 September 2005
Yung Shun Loy, Jacky	45	Assistant Chief Financial Officer, Qualified Accountant and Company Secretary	1 February 2005
Wang Qi	53	Financial Controller	10 September 2002

On 31 August 2007, Ms. Huang Wenlin resigned from the position of Executive Director due to a change in job responsibility. On the same day, Mr. Zhang Chenshuang assumed the position of Executive Director.

SUPERVISORS OF THE COMPANY

The following table sets out certain information concerning the supervisors of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment
Xiao Jinxue	44	Chairperson of the Supervisory Committee	29 May 2007
Zhu Lihao	67	Independent Supervisor	10 September 2002
Wang Haiyun	44	Supervisor	29 May 2007
Xu Cailiao	44	Supervisor	9 September 2005
Ma Yuzhu	54	Supervisor (Employee Representative)	9 September 2005

In May 2007, Ms. Zhang Xiuqin resigned from the position of Supervisor and Chairperson of the Supervisory Committee due to age while Mr. Li Jian resigned from the position of Supervisor due to a change in job responsibility. Mr. Xiao Jinxue and Ms. Wang Haiyun were elected as the Supervisors of the Company. Mr. Xiao Jinxue assumed the position of Chairperson of the Supervisory Committee.

SHARE CAPITAL

The share capital of the Company as at 31 December 2007 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2007, the share capital of the Company comprised of:

Share category	Number of shares as at 31 December 2007	Percentage of the total number of shares in issue as at 31 December 2007 (%)
Domestic shares (total):	67,054,958,321	82.85

Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian State-owned Assets Investment Holdings Co., Ltd.	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs)	13,877,410,000	17.15

Total	80,932,368,321	100.00

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 31 December 2007, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) are as follows:

Name of shareholder	Number of shares held	Type of Shares	Percentage of the respective type of shares	Percentage of the total number of shares in issue	Capacity
China Telecommunications Corporation	57,377,053,317 (Long position)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long position)	Domestic shares	8.37%	6.94%	Beneficial owner

UBS AG	936,365,249 (Long position)	H shares	6.75%	1.16%	826,463,949 shares as beneficial owner and 109,901,300 shares as interest of controlled corporation

	569,021,240 (Short position)	H shares	4.10%	0.70%	501,802,440 shares as beneficial owner, 41,126,800 shares as security interest holder and 26,092,000 shares as interest of controlled corporation

ABN AMRO Holding N.V.	816,942,826 (Long position)	H shares	5.89%	1.01%	Beneficial owner

	2,355,539,096 (Short position)	H shares	16.97%	2.91%	Beneficial owner

Name of shareholder	Number of shares held	Type of Shares	Percentage of the respective type of shares	Percentage of the total number of shares in issue	Capacity
Deutsche Bank Aktiengesellschaft	785,798,421 (Long position)	H shares	5.66%	0.97%	550,748,921 shares as beneficial owner, 131,411,800 shares as investment manager and 103,637,700 shares as security interest holder

	901,872,671 (Short position)	H shares	6.50%	1.11%	883,908,671 as beneficial owner, 1,924,000 shares as investment manager and 16,040,000 shares as security interest holder

KBC Group N.V.	694,144,407 (Long position)	H shares	5.00%	0.86%	Interest of controlled corporation

	390,421,431 (Short position)	H shares	2.81%	0.48%	Interest of controlled corporation

Save as stated above, as at 31 December 2007, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2007, none of the directors and supervisors of the Company had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be maintained under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at 31 December 2007, the Company had not granted its directors or supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right.

DIRECTORS’ AND SUPERVISORS’ INTERESTS IN CONTRACTS

For the year ended 31 December 2007, none of the directors or supervisors of the Company had any material interest, whether directly or indirectly, in any significant contracts entered into by the Company, any of its holding companies or subsidiaries or subsidiaries of the Company’s holding company, apart from their service contracts.

EMOLUMENTS OF THE DIRECTORS AND SUPERVISORS

Please refer to note 26 of the audited financial statements for details of the emoluments of all Directors and Supervisors of the Company in 2007.

PURCHASE, SALE AND REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any securities of the Company during the reporting period.

PUBLIC FLOAT

As at the date of this Report, based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed public float under the Listing Rules and as agreed with The Stock Exchange of Hong Kong Limited.

SUMMARY OF FINANCIAL INFORMATION

Please refer to pages 195 to 196 of this annual report for a summary of the operating results, assets and liabilities of the Group for each of the years in the five-year period ended 31 December 2007.

BANK LOANS AND OTHER BORROWINGS

Please refer to note 14 of the audited financial statements for details of bank loans and other borrowings of the Company.

CAPITALISED INTEREST

Please refer to note 24 of the audited financial statements for details of the Group’s capitalised interest for the year ended 31 December 2007.

FIXED ASSETS

Please refer to note 3 of the audited financial statements for movements in the fixed assets of the Group for the year ended 31 December 2007.

RESERVES

Pursuant to Article 147 of the Company’s articles of association (the “Articles of Association”), where the financial statements prepared in accordance with PRC accounting standards and regulations materially differ from those prepared in accordance with either International Financial Reporting Standards or those of the place outside the PRC where the Company’s shares are listed, the distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in those respective financial statements. Distributable reserves of the Company as at 31 December 2007, calculated on the above basis and before deducting the proposed final dividends for 2007, amounted to approximately RMB24,414 million.

In addition to the allocation to the statutory reserve funds, the Board proposes to make an allocation to a discretionary surplus reserve. The allocation proposal shall be submitted for consideration at the Annual General Meeting to be held on 30 May 2008.

Please refer to note 19 of the audited financial statements for details of the movements in the reserves of the Company and the Group for the year ended 31 December 2007.

DONATIONS

For the year ended 31 December 2007, the Group made charitable and other donations to a total amount of RMB 54 million.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Please refer to note 6 and note 7 of the audited financial statements for details of the Company’s subsidiaries and the Group’s interests in associated companies as at 31 December 2007.

CHANGES IN EQUITY

Please refer to the consolidated statement of changes in equity contained in the audited financial statements (page 119 of this annual report).

RETIREMENT BENEFITS

Please refer to note 35 of the audited financial statements for details of the retirement benefits provided by the Group.

STOCK APPRECIATION RIGHTS

Please refer to note 36 of the audited financial statements for details of the stock appreciation rights offered by the Company.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2007, sales to the five largest customers of the Group accounted for an amount no more than 30% of the operating revenue of the Group.

For the year ended 31 December 2007, purchases from the five largest suppliers of the Group accounted for approximately 31.4% of the total annual purchases of the Group.

For the year ended 31 December 2007, purchases from the Group’s largest equipment supplier accounted for approximately 15.5% of the total annual purchases of the Group. The amount of the Group’s annual purchases includes equipment purchases, investments in infrastructure and pipelines.

To the knowledge of the Board, no director of the Company, their associates, or any person holding more than 5% of the issued share capital in the Company has any interests in such suppliers.

CONTINUING CONNECTED TRANSACTIONS

The following table sets out the amounts of continuing connected transactions of the Group for the year ended 31 December 2007:

Transaction	Group	Annual monetary cap for continuing connected transactions
	(RMB million)	(RMB million)
Portion of expenses for centralised services	250	560
Net expenses for interconnection settlement	681	N/A	[1]
Provision of comprehensive services by China Telecommunications Corporation and its subsidiaries (the “China Telecom Group”)	1,304	1,440
Mutual leasing of properties	398	590
Provision of IT services by China Telecom Group	364	490
Provision of equipment procurement services by China Telecom Group	120	310
Provision of engineering services by China Telecom Group	7,815	8,327
Provision of community services by China Telecom Group	2,266	3,110
Provision of ancillary telecommunications services by China Telecom Group	3,574	3,900

[1]

According to a waiver letter issued by The Stock Exchange of Hong Kong Limited on 12 September 2006, the Company is not required to set an annual monetary cap for the total amount under interconnection settlement agreements.

Centralised Services Agreement

Centralised services include the provision of management and operational services by the Company to China Telecommunications Corporation in relation to big corporate customers, its network management centre and business support centre, and also the provision of certain premises by the China Telecommunications Corporation to the Group. In addition, centralised services also include the common use of international telecommunications facilities between both parties. The aggregate costs incurred by the Company and China Telecommunications Corporation for the provision of management and operation services and use of premises under the Centralised Services Agreement are apportioned between the Company and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. In relation to the common use of international telecommunications facilities, the Company and China Telecommunications Corporation have agreed to apportion the costs associated with operating such assets on a pro rata basis according to the aggregate volume of the inbound international calls terminated by, and outbound international calls originating from, the Company and China Telecommunications Corporation, respectively.

On 26 December 2007, the Company and China Telecommunications Corporation signed a Supplemental Agreement in relation to the Centralised Services Agreement. Pursuant to the Supplemental Agreement, in the situation where the Company uses the premises provided by China Telecommunications Corporation, the Company shall pay premises usage fees to China Telecommunications Corporation on a pro rata basis according to the actual apportioned used areas on the venues. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates.

The Centralised Services Agreement was renewed on 26 December 2007 for a further term of one year expiring on 31 December 2008, and may be renewed for further periods of one year upon expiration with no limit in the number of renewals, unless the Company provides a notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the end of the relevant term.

Interconnection Settlement Agreement

Pursuant to the Interconnection Settlement Agreement, the telephone operator terminating a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated, a fee of RMB0.06 per minute currently prescribed by the Ministry of Information Industry.

The Agreement was renewed on 30 August 2006 for a further term of two years expiring on 31 December 2008 and will be automatically renewed for a period of three years upon expiration, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the end of the relevant term.

Comprehensive Services Framework Agreement

The Comprehensive Services Framework Agreement relates to the comprehensive services provided by China Telecommunications Corporation to the Company. Such comprehensive services include the procurement of telecommunications equipment (such as optic fibres), network designs, software upgrade, system integration, manufacture of calling cards and so on. The comprehensive services under such agreement are provided at: (1) government-prescribed prices; (2) in the absence of government-prescribed prices, the government-guided prices shall apply; (3) in the absence of both government-prescribed prices and government-guided prices, the market prices shall apply, that is, the prices at which the same types of services are provided by independent third parties in the ordinary course of business; (4) if none of the above prices is applicable, the prices shall be determined through negotiation between the two parties based on reasonable costs plus reasonable profit. For this purpose, “reasonable costs” shall mean the costs determined by the two parties after negotiations.

The Comprehensive Services Framework Agreement was renewed on 26 December 2007 for a further term of one year expiring on 31 December 2008, and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the expiration of the relevant term.

Property Leasing Framework Agreement

The Property Leasing Framework Agreement relates to the lease of properties between the Company (including its subsidiaries) and China Telecommunications Corporation (including its subsidiaries), and vice versa.

The rental charges in respect of the properties which are subject to the Property Leasing Framework Agreement are determined based on market rates, with reference to amounts stipulated by local price bureaus, taking into consideration the specific needs of each party. The rental charges are subject to review every three years.

The Property Leasing Framework Agreement was renewed on 26 December 2007 for a further term of one year expiring on 31 December 2008 and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the end of the relevant term.

IT Services Framework Agreement

The IT Services Framework Agreement relates to the provisions of information technology services by China Telecommunications Corporation and/or its associates to certain subsidiaries of the Company. Such services include office automation and software testing.

China Telecommunications Corporation and/or its associates are entitled to participate in the bidding for the right to provide services under such agreement. The charges payable for such services shall be determined by reference to market rates as reflected by prices obtained through the tender process. If China Telecommunications Corporation and/or its associates offer terms and conditions that are at least the same as those offered by an independent third-party provider, the Company may give priority to using the services provided by China Telecommunications Corporation and/or its associates.

The IT Services Framework Agreement was renewed on 26 December 2007 for a further term of one year expiring on 31 December 2008 and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the expiry of the relevant term.

Equipment Procurement Services Framework Agreement

The Equipment Procurement Services Framework Agreement relates to the provision of comprehensive procurement services, including the management of tenders, verification of technical specifications and installation services by China Telecommunications Corporation and/or its associates to the Group. The maximum commission for such procurement services shall be calculated based on the followings: (1) not more than 1% of the contract value for the procurement of imported telecommunications equipment; or (2) not more than 3% of the contract value for the procurement of domestic telecommunications equipment and other domestic non-telecommunications materials.

The Equipment Procurement Services Framework Agreement was renewed on 26 December 2007 for a further term of one year expiring on 31 December 2008 and may be renewed for further periods of one year upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the expiry of the relevant term.

Engineering Framework Agreement

The Engineering Framework Agreement sets out the terms in respect of the supervision and management of services relating to construction, design, equipment installation and tests provided to the Group through bids made by China Telecommunications Corporation and/or its associates, and/or services as the general contractors for the construction and supervision of engineering projects of the Group. The charges payable for such engineering services shall be determined by reference to the market rates. The charges payable for the design or supervision of engineering projects with a value over RMB500,000, or construction of engineering projects with a value over RMB2 million shall be determined by reference to the tender price.

The Engineering Framework Agreement will expire on 31 December 2008 and may be renewed for further periods of three years upon expiration without limit in the number of renewals, unless the Company provides notice of non-renewal in writing to the China Telecommunications Corporation three months prior to the expiry of the relevant term.

Community Services Framework Agreement

The Community Services Framework Agreement was signed in respect to the services relating to culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service provided by China Telecommunications Corporation and/or its associates to the Group. The pricing terms basis for such services are the same as those set out in the Comprehensive Services Framework Agreement.

The Community Services Framework Agreement was renewed on 26 December 2007 for a further term of one year expiring on 31 December 2008 and may be renewed for further periods of three years upon expiration without limit in the number of renewals, unless either party provides notice of non-renewal in writing to the other party three months prior to the expiry of the relevant term.

Ancillary Telecommunications Services Framework Agreement

The Ancillary Telecommunications Services Framework Agreement relates to the provision of certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services that are provided by the China Telecommunications Corporation and/or its associates to the Company. The pricing terms basis for ancillary telecommunications services under the Ancillary Telecommunications Services Framework Agreement are the same as those set out in the Comprehensive Services Framework Agreement.

The Ancillary Telecommunications Services Framework Agreement was renewed on 26 December 2007 for a further term of one year expiring on 31 December 2008 and may be renewed for further periods of three years upon expiration without limit in the number of renewals, unless either party provides notice of non-renewal in writing to the other party three months prior to the expiry of the relevant term.

Strategic Agreement and its Supplemental Agreement

Independent shareholders of the Company approved at extraordinary general meetings the signing of a Strategic Agreement between the Company and China Communications Services Corporation Limited (“China Communications Services”) on 30 August 2006 and the signing of a Supplemental Agreement (“Strategic Agreement and its Supplemental Agreement”) on 15 June 2007.

Pursuant to the Strategic Agreement and its Supplemental Agreement, the Company agreed that, in the period between 1 January 2007 and 31 December 2009, if service terms related to the design, implementation and supervision of the communications engineering provided by China Communications Services are basically the same as those of other service providers, the subsidiaries of the Company in the service area of China Communication Services shall annually receive such services from the wholly-owned subsidiaries of China Communications Services with total value no less than 10.6% of total annual capital expenditure of the related subsidiaries of the Company in that year. Meanwhile, pursuant to the Strategic Agreement and its Supplemental Agreement, the Company pledged that, in the period between 1 January 2007 and 31 December 2009, if the terms related to certain maintenance management services provided by China Communications Services are basically the same as those of other service providers, the subsidiaries of the Company in the service area of China Communication Services shall annually receive such services from the wholly-owned subsidiaries of China Communications Services with total value no less than RMB1,780 million.

The business areas of the strategic alliance between the two parties governed by the terms and conditions in the Strategic Agreement and its Supplemental Agreement include: design, implementation and supervision of the communications engineering, maintenance management service, contents application service, sales channel service, usage of telecommunications and other new businesses arising from time to time which are appropriate for the collaboration between the two parties. China Communications Services pledges its support to the strategic transformation of the Company from a traditional basic telecommunications operator to an integrated information service provider, its active support to the Company’s business development, and its active use of the Company’s products and services in its own business. Such services shall comply with the related standards of China or the standards agreed by both parties, and shall be on terms no less favourable than those available to any third parties to which the same or similar services are provided by either party. Without breaching the requirements governed by PRC laws and regulations, in respect of the same services, where the terms and conditions of services provided by either party of the Strategic Agreement and its Supplemental Agreement are the same as those provided by an independent third party, the party under the Strategic Agreement and its Supplemental Agreement shall have the priority to be appointed as the service provider by the other party.

Pursuant to the Strategic Agreement and its Supplemental Agreement, effective period of such agreement is between 1 January 2007 and 31 December 2009. Both parties may negotiate the renewal of the Strategic Agreement upon expiration of the term, and the renewal is subject to the requirements of Chapter 14A of the Listing Rules (including disclosure and independent shareholders’ approval requirements).

As China Telecommunications Corporation (the controlling company of China Communications Services) has signed certain framework agreements for the continuing connected transactions of the Company, and the transactions under the Strategic Agreement and its Supplemental Agreement are subsumed under these framework agreements; the Strategic Agreement and its Supplemental Agreement have not listed any annual caps of the transactions under them. These framework agreements are limited by the annual caps. In addition, the recommended annual caps of the transactions under the Strategic Agreement and its Supplemental Agreement are included in some of the abovementioned framework agreements between the Company and China Telecommunications Corporation (including Engineering Framework Agreement, Ancillary Telecommunications Services Framework Agreement and Community Services Framework Agreement).

The independent non-executive directors of the Company have confirmed that all continuing connected transactions for the year ended 31 December 2007 to which the Group was a party:

1.	had been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business;

2.	had been entered into either:

(i)	on normal commercial terms; or

(ii)	where there was no available comparison to judge whether they are on normal commercial terms, on terms no less favourable than those available to or (if applicable) from independent third parties; and

3.	had been entered into on terms that are fair and reasonable so far as the overall interests of the shareholders of the Company are concerned.

The independent non-executive directors have further confirmed that:

The values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

The auditors of the Group have reviewed the continuing connected transactions of the Group and have confirmed to the Board that the transactions:

1.	have received the approval of the Board;

2.	have been entered into in accordance with the pricing policies as stated in the relevant agreements;

3.	have been entered into in accordance with the terms of the agreements governing such transactions; and

4.	the values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

Please see the “Corporate Governance Report” set out in page 72 of this 2007 annual report of the Company for details of our compliance with the Code on Corporate Governance Practices.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2007, the Company was not involved in any material litigation or arbitration, and as far as the Company is aware, no material litigation or claim was pending or threatened or made against the Company.

AUDITORS

KPMG and KPMG Huazhen were appointed respectively as the international and domestic auditors of the Company for the year ended 31 December 2007. KPMG has audited the accompanying financial statements, which have been prepared in accordance with International Financial Reporting Standards. The Company has retained KPMG and KPMG Huazhen since the date of its listing. A resolution for the reappointment of KPMG and KPMG Huazhen as the international and domestic auditors of the Company for the year ending 31 December 2008 will be proposed at the Annual General Meeting of the Company to be held on 30 May 2008.

By Order of the Board

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

31 March 2008

Report of the Supervisory Committee

Dear Shareholders,

During the reporting period, the Supervisory Committee of China Telecom Corporation Limited spared no effort in performing its supervisory duties in accordance with the “Company Law of the People’s Republic of China” and the Articles of Association of the Company, as well as the principle of good faith to safeguard the interests of shareholders and the benefits of the Company.

During the reporting period, the Supervisory Committee held three meetings. At the fourth meeting of the Second Session of the Supervisory Committee held in March 2007, the Second Session of the Supervisory Committee reviewed and approved six agenda items, including the financial statements, profit distribution proposal, the independent auditors’ report for the year ended 2006, the report of the Supervisory Committee for the year ended 2006, the working plan of the Supervisory Committee for the year 2007 and the change in personnel of the Supervisory Committee. At the fifth meeting of the Second Session of the Supervisory Committee held in July 2007, chairperson of the Supervisory Committee was elected. At the sixth meeting of the Second Session of the Supervisory Committee held in August, the interim financial statements and the independent auditors’ review report of 2007 were reviewed. During the reporting period, members of the supervisory committee supervised the major decision-making processes of the Company and the performance of duties carried out by members of the Board of Directors and the senior management through their attendance of the shareholders’ general meetings of the Company and the meetings of the Board of Directors.

The Supervisory Committee is of the view that during the reporting period, in face of the harsher market situations, the Company continued to promote corporate transformation and proactively changed the business model. By continuously deepening corporate reforms and improving precision management, the Company has remarkably improved its business structure and cost structure, effectively mitigated its operating risks and significantly enhanced its competitiveness. As a result, the Company has achieved satisfactory operating performance and fulfilled its commitments to its investors. The Supervisory Committee is satisfied with the achievement of the Company in 2007 and is fully confident in the prospect of the Company.

The Supervisory Committee believes that during 2007, all members of the Board of Directors and members of senior management have exercised due diligence, adhered to the principle of good faith, sincerely acted in the best interest of shareholders, spared no effort in performing their duties set out in the Articles of Association of the Company, diligently carried out the resolutions approved in shareholders’ general meetings and the Board meetings, persisted in managing the operation in accordance with the standards of listed companies, and have not engaged in any behavior that violates the law, regulations, and the Articles of Association or are harmful to the interests of shareholders.

Upon the review of the unqualified financial statements of the Company for the year ended 31 December 2007 and other relevant information which were prepared in accordance with PRC accounting rules and regulations and International Financial Reporting Standards, audited by domestic and international auditors of the Company, and proposed to be submitted to the shareholders’ general meeting by the Board of Directors, the Supervisory Committee is of the opinion that the financial statements were prepared in line with the principle of consistency and that they truly and fairly reflect the Company’s financial position and results of operations.

In 2008, the Supervisory Committee will further develop its work plans, strengthen its supervision and inspection, and do its best to preserve the interests of all investors.

By order of the Supervisory Committee

Xiao Jinxue

Chairperson of the Supervisory Committee

Beijing, PRC

31 March 2008

Corporate Governance Report

The Company has been attaching great importance to corporate governance, inheriting an excellent and conservative management style, and insisting on practicing corporate governance with efficient management and operations of top industry standard. In 2007, the Company increasingly improved the daily operations of the Board of Directors and its professional committees, continued to deepen the internal control mechanism and the assessment system, and put the comprehensive risk management into operational practice, so as to continuously enhance the standard of corporate governance and firmly protect the interests of shareholders.

Save for the roles of Chairman and Chief Executive Officer of the Company being performed by the same individual, for the year ended 2007, the Company has been in compliance with all the code provisions as set out in Appendix 14 “Code on Corporate Governance Practices” of the Listing Rules. In the Company’s opinion, through supervision of the Board and independent non-executive directors, and with the Company’s effective internal control mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and executions, and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

1. OVERVIEW OF CORPORATE GOVERNANCE

As a company incorporated in the PRC, the Company adopts the PRC Company Law and other related laws and regulations as the basic guidelines for the Company’s corporate governance. As a company listed both in Hong Kong and the United States, the current Articles of Association is in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules) in Hong Kong and the regulatory requirements for listed companies in the United States, and these rules serve as guidance for the Company to improve its foundation of corporate governance. The Company has regularly published responsibility statements relating to its internal control in accordance with the US Sarbanes-Oxley Act of 2002 and the regulatory requirements of the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange, to confirm its compliance with related financial reporting, information disclosure and corporate internal controls requirements.

The Company’s continuous efforts in corporate governance have gained wide recognition from the capital market and received a number of awards. The Company was accredited once more in the list of “World’s Most Admired Companies” for the year 2007 by FORTUNE and awarded “Asia’s Best Managed Fixed Telecom Company” for the year 2007 by Euromoney. At the same time, the Company respectively received “The Best Corporate Governance”, “Most Accessible Senior Management” and “Most Convincing and Coherent Strategy” awards in the ranking of all industries in Asia. In addition, the Company was accredited with “CAPITAL Outstanding China Enterprise Awards – Telecommunications” by CAPITAL for two consecutive years, received top ranking in the selection of the best company in Asia (China group) for the year 2007 by FinanceAsia and was awarded the “Best Managed Company – China”, the “Best Corporate Governance – China” and the “Best Investor Relations – China”.

2. OVERALL STRUCTURE OF CORPORATE GOVERNANCE

A double-tier structure has been adopted as our overall structure of corporate governance: the Board and the Supervisory Committee are established under the Shareholders’ Meeting while Audit Committee, Remuneration Committee and Nomination Committee are set up under the Board. The Board is authorised by the Articles of Association to make major decisions with regard to the Company’s operations and oversees the daily operations by the senior management. The Supervisory Committee is mainly responsible for the supervision of the performance of duties by the Board and the senior management. Each of the Board of Directors and the Supervisory Committee is independently accountable to the Shareholders’ Meeting.

Pursuant to the Company’s strategic transformation and consolidated management requirements, in early 2008 the Company merged its twenty wholly-owned subsidiaries (“provincial subsidiaries”), such as Shanghai Telecom Company Limited, by way of absorption and established twenty provincial branches to take over the management and operation of the Company’s former provincial subsidiaries. The resulting organisation structure and management system will be more suitable for the requirements of the Group’s development strategies. They will also enhance the integration and optimal allocation of the Group’s internal resources and further improve the Group’s management standard and overall efficiency, which is in the interests of the Company and its shareholders as a whole.

Shareholders’ Meeting

At each of the shareholders’ general meetings, a separate shareholders’ resolution is proposed in respect of each independent item, and details of the voting procedures and the right of voting by poll at the demand of shareholders are recorded in the circulars to shareholders in accordance with the Articles of Association and listing rules of the places of listing. The circulars to shareholders also provide details of the resolutions. Voting results are published on the websites of the Company and The Stock Exchange of Hong Kong Limited. The Company attaches great importance to the shareholders general meetings and the communication between directors and shareholders. The directors provide detailed and complete answers to the questions raised by shareholders in the shareholders general meetings.

In 2007, the Company convened three shareholders general meetings: the Annual General Meeting (“AGM”) for 2006 and two Extraordinary General Meetings (“EGM”). The AGM held on 29 May 2007 mainly reviewed and approved the financial statements for the year ended 2006, Report of the International Auditors, proposal of annual profit distribution and final dividends, authorization to the Board for the formulation of budget for 2007, appointment and remuneration of auditors, appointment and dismissal of supervisors, revision of the Articles of Association, and confirmation and ratification of authorizing the Board to issue bonds.

The first EGM held on 7 August 2007 reviewed and resolved a proposal concerning the approval of the Supplemental Agreement in relation to strategic alliance with China Communications Services Corporation Limited and the transactions under such agreement, as well as a proposal concerning the revision of the Articles of Association. The second EGM held on 31 August 2007 reviewed and resolved a proposal concerning the resignation of Ms. Huang Wenlin and the appointment of Mr. Zhang Chenshuang as executive director of the Company.

Board of Directors

The current Board of Directors comprised of 14 directors with eight executive directors, one non-executive director, and five independent non-executive directors with a period of office ended by 9 September 2008. On 31 August 2007, Ms. Huang Wenlin resigned from the position as executive director because of a change in job responsibility. On the same day, Mr. Zhang Chenshuang, who has had more than 28 years of experience in telecommunications management, assumed the position as executive director.

The number of independent non-executive directors constitute more than one-third of the Board members. Mr. Tse Hau Yin, who is the Chairman of the Audit Committee, is an internationally renowned financial expert with expertise in accounting and financial management. The Audit Committee, Remuneration Committee and Nomination Committee under the Board, all consisting of independent non-executive directors, ensure that the Board will be able to make independent judgments effectively.

The Company strictly complies with the Code on Corporate Governance Practices of the Listing Rules and rigorously regulates the operating procedures of the Board and the committees under it, and ensures that the proceedings of Board meetings are standardised in terms of organisation, regulations and personnel. The Board is responsible for effective supervision of the preparation of accounts for each financial period, so that such accounts truly and fairly reflect the financial position, the operating results and cash flows of the Company for each period. In preparing the accounts for the year ended 31 December 2007, the directors selected appropriate accounting policies and made prudent, fair and reasonable judgments and estimates and prepared the accounts on a going concern basis.

The Articles of Association of the Company provide that the Board is accountable to the shareholders meetings, and its duties include the execution of resolutions, formulation of major decisions for operations, financial proposals and policies, the Company’s management system, and the appointments of managers and other senior personnel of the Company. The Articles of Association clearly define the respective duties of the Board and the management. The management is responsible for the operation and management of the Company, the organisation and implementation of the resolutions of the Board, the annual operation plans and investment proposals of the Company, determining the establishment of the Company’s internal administrative institutions and subinstitutions, and performs such other duties as authorised by the Articles of Association and the Board. In order to maintain the highly efficient operation, flexibility and swiftness of operational decision-making, the Board, when necessary, may delegate its managing and administrative powers to the management, and provide clear guidance regarding such delegation so as to avoid seriously impeding or undermining the overall capacities of the Board in exercising its powers.

Attendance rate of individual directors (including attendance with written proxies) at Board meetings in 2007

Number of Directors	14

Executive Directors	Meetings for The Second Session of the Board (2007)	Attendance Rate
Wang Xiaochu (Chairman)	4/4	100%
Leng Rongquan	4/4	100%
Wu Andi	4/4	100%
Zhang Jiping	4/4	100%
Huang Wenlin*	2/3	67%
Zhang Chenshuang**	1/1	100%
Li Ping	4/4	100%
Yang Jie	4/4	100%
Sun Kangmin	4/4	100%

* Ms. Huang Wenlin resigned from the position of executive director on 31 August 2007.
** Mr. Zhang Chenshuang assumed the position of executive director on 31 August 2007.

Independent Non-Executive Directors	Meetings for The Second Session of the Board (2007)	Attendance Rate
Zhang Youcai	4/4	100%
Lo Hong Sui, Vincent	4/4	100%
Shi Wanpeng	4/4	100%
Xu Erming	4/4	100%
Tse Hau Yin, Aloysius	4/4	100%

Non-Executive Directors	Meetings for The Second Session of the Board (2007)	Attendance Rate
Li Jinming	4/4	100%

In 2007, the Board played a significant role in matters such as operations, budgeting, decision-making, supervision, internal control and the corporate governance of the Company. In 2007, the Board and the committees under it convened 11 meetings. At the meetings, the Board reviewed matters including the Company’s annual and interim financial statements, annual operations, financial and investment budgets, annual assets appraisal report, internal control implementation and assessment report, internal control audit report, proposal for annual profit distribution, annual and interim reports, appointment and remuneration of auditors, authorization to the Company for bond issuance, acquisition of China Telecom (Hong Kong) International Limited, China Telecom (Americas) Corporation and China Telecom System Integration Co. Ltd. from the parent company, Supplemental Agreement in relation to the strategic alliance, revision of the Articles of Association, continuing connected transactions, improvement plans for internal control, and optimization of the Company’s organisational structure.

Based on the written confirmation from the directors, all of the Company’s directors have strictly complied with Appendix 10 Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules regarding the standard requirements for directors in conducting securities transactions. The Company has received annual independence confirmations from each of the independent non-executive directors, and considers them to be independent.

Audit Committee

The Audit Committee comprises four independent non-executive directors. The Charter for the Audit Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Audit Committee. The Audit Committee’s principal duties include the supervision on the truthfulness and completeness of the Company’s financial statements, the effectiveness and completeness of the Company’s internal control and risk management system, as well as the work of the Company’s internal audit department. It is also responsible for the monitoring and review of the qualifications, selection and appointment, independence and services of external independent auditors. The Audit Committee also has the authority to set up a reporting system to receive and handle cases of complaints or complaints made on an anonymous basis regarding the Company’s accounting, internal accounting control and audit. The Audit Committee will regularly report on its work to the Board.

In 2007, pursuant to the requirements of the laws and regulations of the places of listing and the Charter for the Audit Committee, and in the clear mandate of the Board, the Audit Committee fully assumed its responsibilities, improved work planning and meeting efficiency was further optimised. It also improved its capacity in reviewing and processing proposals, and progressively integrated the contents of different tasks into a uniform working platform, so that the depth and breadth of the audit of proposals were continuously optimized. The Audit Committee also proposed a number of practical and professional improvement recommendations based on the Company’s actual situation, in order to continuously improve the Company’s corporate management. The Audit Committee has provided important support to the Board and played a significant role in protecting the interests of independent shareholders.

In 2007, the Audit Committee convened four meetings, where it reviewed important matters related to the Company’s financial statements, assessment of the qualifications, independence and performance of the external auditors and their appointments, effectiveness of internal control, internal audit, comprehensive risk management, and connected transactions. The Audit Committee received quarterly reports in relation to internal audit and connected transactions, provided guidance to the internal audit department and received comprehensive risk management reports. Additionally, the Audit Committee reviewed internal control assessment and audit reports, oversaw the implementation of the management letter issued by external auditors, reviewed the U.S. annual report, and held discussion with the auditors.

Attendance rate of individual members of the Audit Committee in 2007

(including attendance with written proxies)

Second Session of the Audit Committee

Number of Committee members	4

Percentage of Independent Non-executive Directors of the Committee	100%

Member of the Committee	Number of Meetings (2007)	Attendance Rate
Tse Hau Yin, Aloysius (Chairman of the Committee)	4/4	100%
Zhang Youcai	4/4	100%
Shi Wanpeng	4/4	100%
Xu Erming	4/4	100%

Remuneration Committee

The Remuneration Committee was formed by four independent non-executive directors. The Charter for the Remuneration Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration etc. of the Remuneration Committee. The Remuneration Committee assists the Company’s Board to formulate overall remuneration policy and structure for the Company’s directors and senior management personnel, and to establish related remuneration procedures that are standardised and transparent. The Remuneration Committee’s principal duties include the supervision on the compliance of the Company’s remuneration system with legal requirements, presenting the evaluation report on the Company’s remuneration system to the Board, as well as giving recommendations to the Board in respect of the overall remuneration policy and structure for the Company’s directors and senior management personnel. Its responsibilities comply with the requirements of the Code on Corporate Governance Practices. The Remuneration Committee regularly reports on its work to the Board.

In 2007, the Remuneration Committee convened one meeting, where it reviewed the situations in relation to the remuneration of executive directors, and the Company’s performance appraisal and reward.

Attendance rate of individual members of the Remuneration Committee in 2007

(including attendance with written proxies)

Second Session of the Remuneration Committee

Number of Committee members	4

Percentage of Independent Non-executive Directors of the Committee	100%

Member of the Committee	Number of Meetings (2007)	Attendance Rate
Lo Hong Sui, Vincent (Chairman of the Committee)	1/1	100%
Shi Wanpeng	1/1	100%
Xu Erming	1/1	100%
Tse Hau Yin, Aloysius	1/1	100%

Nomination Committee

The Company’s Nomination Committee was formed by four independent non-executive directors. The Charter for the Nomination Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration etc. of the Nomination Committee, and it specially requires that the Nomination Committee members have no significant connection to the Company, and comply with the regulatory requirements related to independence. The Nomination Committee assists the Board to formulate standardised, prudent and transparent procedures and succession plans for the appointment of directors, and further improve the composition of the Board. The principal duties of the Nomination Committee include: regularly reviewing the structure, number of members and composition of the Board; identifying candidates and advising the Board with the appropriate qualifications for the position of Directors; evaluating the independence of independent non-executive directors; advising the Board on matters regarding the appointment or re-appointment of directors and succession plans for the directors. The Nomination Committee is accountable to the Board and regularly reports on its work.

In 2007, the Nomination Committee has convened one meeting, where it evaluated the structure and composition of the Board and confirmed the independence of all five independent directors.

Attendance rate of individual members of the Nomination Committee in 2007

(including attendance with written proxies)

Second Session of the Remuneration Committee

Number of Committee members	4

Percentage of Independent Non-executive Directors of the Committee	100%

Member of the Committee	Number of Meetings (2007)	Attendance Rate
Shi Wanpeng (Chairman of the Committee)	1/1	100%
Zhang Youcai	1/1	100%
Xu Erming	1/1	100%
Tse Hau Yin, Aloysius	1/1	100%

Independent Director Committee

Pursuant to the Listing Rules, the Company’s Independent Director Committee convened a meeting on 15 June 2007 discussing the supplemental agreement in relation to the strategic alliance of the Company with China Communications Services Corporation Limited, reviewing and approving the letters issued by the independent financial advisor to independent shareholders, confirming that the supplemental agreement in relation to the strategic alliance is in the interests of the Company as a whole and is fair and reasonable to the independent shareholders. The committee also submits recommendations on these matters to the independent shareholders.

Supervisory Committee

The Company established the Supervisory Committee in accordance with the PRC Company Law. At present, the Supervisory Committee comprises of five supervisors, of which there is an external independent supervisor and an employee representative supervisor. In May 2007, Ms. Zhang Xiuqin resigned from the position of Supervisor and Chairperson of the Supervisory Committee due to age whilst Mr. Li Jian resigned from the position of Supervisor due to a change of job responsibility. Mr. Xiao Jinxue and Ms. Wang Haiyun were elected as the Supervisors of the Company whilst Mr. Xiao Jinxue assumed the position of Chairperson of the Supervisory Committee.

The principal duties of the Supervisory Committee consist of supervising, in accordance with the law, the Company’s financials and performance of the directors, managers and other senior management of the Company so as to prevent them from abusing their powers. The Supervisory Committee is a standing supervisory organisation of the Company, which is accountable and reports to all shareholders. The Supervisory Committee holds meetings at least once or twice a year.

Attendance rate of individual members of the Supervisory Committee in 2007

The Second Session of Supervisory Committee

Number of supervisors	5

Number of meetings in 2007	3

Supervisors	Number of Meetings	Attendance Rate
Xiao Jinxue (Chairperson)	2/2	100%
Zhang Xiuqin*	1/1	100%
Zhu Lihao (Independent Supervisor)	3/3	100%
Wang Haiyun	2/2	100%
Li Jian*	1/1	100%
Xu Cailiao	3/3	100%
Ma Yuzhu (Employee Representative)	3/3	100%

*	Ms. Zhang Xiuqin and Mr. Li Jian resigned from the position of supervisor on 29 May 2007.

External Auditors

The international and domestic auditors of the Company are KPMG and KPMG Huazhen, respectively. In order to maintain their independence, the non-audit services provided by the external auditors have not contravened the requirements of the US Sarbanes-Oxley Act of 2002 and have obtained pre-approval from the Audit Committee.

Breakdown of the remuneration received by the external auditors for audit and non-audit services provided to the Company for the year ended 31 December 2007 is as follows:

Subject of the Service	Fee (RMB million)
Audit services	58.0
Non-audit services (Internal Control Advisory Service)	0.9

Supervisory Committee

The Company established the Supervisory Committee in accordance with the PRC Company Law. At present, the Supervisory Committee comprises of five supervisors, of which there is an external independent supervisor and an employee representative supervisor. In May 2007, Ms. Zhang Xiuqin resigned from the position of Supervisor and Chairperson of the Supervisory Committee due to age whilst Mr. Li Jian resigned from the position of Supervisor due to a change of job responsibility. Mr. Xiao Jinxue and Ms. Wang Haiyun were elected as the Supervisors of the Company whilst Mr. Xiao Jinxue assumed the position of Chairperson of the Supervisory Committee.

The principal duties of the Supervisory Committee consist of supervising, in accordance with the law, the Company’s financials and performance of the directors, managers and other senior management of the Company so as to prevent them from abusing their powers. The Supervisory Committee is a standing supervisory organisation of the Company, which is accountable and reports to all shareholders. The Supervisory Committee holds meetings at least once or twice a year.

Attendance rate of individual members of the Supervisory Committee in 2007

The Second Session of Supervisory Committee

Number of supervisors	5

Number of meetings in 2007	3

Supervisors	Number of Meetings	Attendance Rate
Xiao Jinxue (Chairperson)	2/2	100%
Zhang Xiuqin*	1/1	100%
Zhu Lihao (Independent Supervisor)	3/3	100%
Wang Haiyun	2/2	100%
Li Jian*	1/1	100%
Xu Cailiao	3/3	100%
Ma Yuzhu (Employee Representative)	3/3	100%

*	Ms. Zhang Xiuqin and Mr. Li Jian resigned from the position of supervisor on 29 May 2007.

External Auditors

The international and domestic auditors of the Company are KPMG and KPMG Huazhen, respectively. In order to maintain their independence, the non-audit services provided by the external auditors have not contravened the requirements of the US Sarbanes-Oxley Act of 2002 and have obtained pre-approval from the Audit Committee.

Breakdown of the remuneration received by the external auditors for audit and non-audit services provided to the Company for the year ended 31 December 2007 is as follows:

Subject of the Service	Fee (RMB million)
Audit services	58.0
Non-audit services (Internal Control Advisory Service)	0.9

The Audit Committee and the Board have agreed the re-appointment of KPMG and KPMG Huazhen, respectively, as the international and domestic auditors of the Company for the year ending 31 December 2008, and the proposal will be submitted to the shareholders general meeting for approval.

3. INTERNAL CONTROL

Internal Control System

The Board is aware of its responsibility to ensure a solid, complete and effective internal control system of the Company in order to protect shareholders’ investment and the Company’s assets. The Board also understands its responsibility to review the effectiveness of this system. The Company’s management is responsible for the establishment and implementation of the internal control system. The internal control system of the Company is built on clear organisational structure and management duties, effective delegation and accountability system, definite targets, policies and procedures, comprehensive risk assessment and management, a sound financial accounting system, and continued analysis and supervision of operational performance. It covers all businesses and transactions of the Company. To make the internal control system more effective, the Company has formulated a code of conduct for the senior management and employees in order to ensure their ethical value and competency. The Company continued to improve its internal declaration system, which encourages anonymous reporting of situations where employees, especially directors and senior management personnel, breach the rules.

In August 2003, the Company appointed KPMG Huazhen to provide advisory services in relation to internal control. In more than four years, based on the requirements of the U.S. securities regulatory authorities and the COSO Internal Control Framework, the Company has formulated manuals, implementing rules and supporting regulations in relation to internal control. In 2007, with the authorization of the Audit Committee, the Company continued to appoint KPMG Huazhen to provide the Company with internal control advisory services in order to further improve the internal control mechanism.

Since 2006, the Company continuously strengthened its IT internal control mechanism. Implementation of IT internal control has improved the efficiency and effectiveness of internal control, and enhanced the safety of the information system so that the integrity, timeliness and reliability of data and information are maintained. The Company has built its professional internal control team through improvement of performance appraisal management and responsibility specification, forming a closed-loop management mechanism of internal control and promoting the standardisation and rationalisation of the Company’s internal management.

In 2007, through internal control assessment and internal control investigation, the Company detected promptly necessary upgrades in relation to the design of internal control mechanism according to the management implementation requirements. The Company coordinated the completion of internal control mechanism revision, and summarised the important risks, processes and control points of the internal control so that the internal control management was continuously improved and operation efficiency was promoted. To ensure the completeness and effectiveness of the Company’s internal control mechanism, the Company also established internal control in the newly acquired companies in a timely manner after the acquisition of China Telecom (Hong Kong) International Limited, China Telecom (Americas) Corporation and China Telecom System Integration Co. Ltd.

In accordance with requirements of the Listing Rules, the Company engaged an internationally recognised accountant who is a highly experienced professional in the auditing, company secretary and financial control of listed companies to act as the Assistant Chief Financial Officer and Company Secretary of the Company. As a qualified accountant of the Company, he also helped improve financial reporting procedures and internal control mechanism of the Company.

To ensure the truthfulness, accuracy, completeness and timeliness of the Company’s information disclosure, the Company has formulated rules for the information disclosure management in order to improve the management of the Company’s information disclosure. It primarily focuses on: the disclosure of important information such as share price sensitive information and annual and interim reports; standardising the Company’s internal collection, organisation, summarisation and reporting system regarding the Company’s important information; formulating procedures for on-going and other occasional information disclosure documents; and defining the responsibilities and code of conduct of related internal departments, branches, and subsidiaries of the Company in respect of information disclosure.

Comprehensive Risk Management

The Company views comprehensive risk management as an important task in the Company’s daily operation. Pursuant to the requirements of capital markets in the United States and Hong Kong, the Company formulated its five-step risk management approach based on the risk management theory and practices, including risk identification, risk assessment, key risk analysis, risk reaction and risk management assessment. The Company has also designed a risk management template and implemented the standardised risk management process so that the risk management language was unified to all levels of the Company and effectiveness of risk management was improved.

Pursuant to the requirement of provision C2 of the Code on Corporate Governance Practices of The Stock Exchange of Hong Kong Limited, in 2007, the Company coordinated different professional departments, provincial companies and local branch companies to incorporate comprehensive risk management into its daily operation. The Company implemented level-oriented, category-oriented and centralized risk management, with resources concentrated on the prevention of four major risks, which are environmental risk, market risk, financial risk and legal risk respectively. As a result, risk incidents were effectively dealt with, and the impacts of the key risks to the Company were mitigated to the degree that is foreseeable and controllable. This has ensured the progress of the Company’s strategic transformation and sustainable development, and protected the interests of the Company and its shareholders as a whole to the most extent.

Annual Evaluation

The Company has been continuously improving its internal control system. In order to meet requirements where it is listed, including the United States and Hong Kong, and strengthen its internal controls while guarding against operational risks, the Company’s internal audit department is responsible for coordinating and supervising the assessment of internal control. In 2007, the Company’s internal audit department initiated and coordinated the company-wide assessment of internal control, reported the related situations to the Audit Committee in a timely manner and executed the opinions and recommendations of the Audit Committee. The internal audit department placed much emphasis on risk control and worked together with the external auditors to formulate and execute different audit plans in respect of different control areas.

The Company has adopted the COSO Internal Control Framework as the standard for the internal control assessment. With the management’s internal control testing guidelines and the Auditing Standard No. 5 issued by PCAOB as the directives, the Company’s internal control assessment was composed of the self-assessment made by the persons responsible for internal control and the independent assessment made by the internal audit department.

Self-assessment of internal control adopted a top-down approach which reinforced assessment in respect of control points at the corporate level and control points corresponding to major items in the financial statements. The Company insists on risk guidance principles, and on the basis of comprehensive assessment, it identified key control areas and points for major assessment through risk analysis. The Company continued to improve its organisation and management, procedures and approaches of assessment, and reinforced the control assessment at the corporate level so the assessment mechanism would be well-established and adaptable. With the development and implementation of an internal control assessment supporting system, assessment tool became more advanced and effective. The Company highlighted the key control points whilst emphasizing the coverage. The Company strengthened the inspection of the key control and major areas, and promptly rectified discovered issues.

Under the guidance of the Company, internal audit departments of all provincial companies have developed independent assessment of their key internal control areas. Instead of being a mere formality, with the emphasis on risks, the independent assessment was closely tied with other audit tasks in terms of time, content, personnel and coordination. The assessment focused not only on control procedures, control policy, but also on data in the financial statements, data sources and data processing so as to ensure an effective independent assessment and improve corporate management. Meanwhile, the Company also organised independent assessment in respect of the internal control of major provincial companies. Through independent assessment, the Company not only retained the overall situation of internal control, but also developed key tests on the high-risk processes. In addition, the Company inspected the related units in respect of their rectification of internal control deficiency and focused on the key issues to ensure the depth and quality of assessment.

The Company organised the audit work of internal control over financial reporting in which the Company’s internal control assessment team and the relevant departments worked closely to support the work of the external auditors. Covering all twenty provincial companies, the external auditors performed audit on the processes and control points in relation to the significant accounting items. The Company maintained regular communication with the external auditors, rectified the deficiencies in a timely manner and successfully passed the year-end audit.

Through all-dimensional and frequent internal control assessment, the Company detected the internal control issues and have them rectified in a timely manner so as to ensure the effectiveness of the Company’s internal control and effectively prevented the internal control risks. In March 2008, the Board, through the Audit Committee, reviewed the internal control system of the Company and its subsidiaries for the financial year ended 31 December 2007, which covered the controls on financial reporting, operations and compliance, as well as the risk management functions. The Board is of the view that the Company’s internal control system is solid, complete and effective.

4. INVESTOR RELATIONSHIP AND TRANSPARENT INFORMATION DISCLOSURE MECHANISM

The Company’s Investor Relations Department is responsible for maintaining proactive communications with shareholders, investors and other capital market participants and providing them, in a timely manner, with the necessary information and services which allow them to fully understand the operations and development of the Company.

In 2006, the Company started making quarterly disclosures of EBITDA and net profit data, and monthly announcements on the number of local telephone services subscribers. Since 2007, the Company has started making monthly disclosures of the number of broadband services subscribers, which further improved its communication with capital markets and enhanced its transparency of information disclosure. The Company attaches great importance to maintaining daily communication with shareholders, investors and analysts. In 2007, the Company has participated in many investment conferences hosted by a number of major international investment banks in order to maintain active communication with institutional investors. Additionally, the Company regularly participates in “Money Show” in the United States in order to improve its proactive communication with retail investors in the United States.

In 2007, the Company attended the following investment conferences hosted by major international investment banks

Date	Name of Conference
January 2007	Deutsche Bank Access China Conference 2007

January 2007	UBS Greater China Conference 2007

March 2007	Credit Suisse Asian Investment Conference 2007

April 2007	JP Morgan China Conference 2007

May 2007	Citigroup Hong Kong/China Mini Conference 2007

May 2007	DBS Vickers Asian Corporate Conference 2007

May 2007	UBS Pan-Asian Telco Conference 2007

May 2007	CLSA China Forum 2007

July 2007	HKSE/Daiwa Investors Conference 2007

September 2007	Citigroup Telecom Day 2007

September 2007	CLSA Investor’s Forum 2007

November 2007	Lehman Brothers Asia Telecom Investor Tour 2007

November 2007	Daiwa Hong Kong Investment Conference 2007

November 2007	Goldman Sachs China Investment Frontier Conference 2007

In recent years, the Company’s website has been continuously under reform and innovation. In accordance with the requirements of capital market and international best practices, the Company has further improved the functions, design, interactivity with investors and related information disclosure of the website. As a result, the investor relations website not only functions as the primary channel to distribute news and company information to investors and capital market, but also plays an important role in the valuation of the listed company and the compliance with rules on information disclosure, achieving excellent interactive communication with investors and shareholders. The Company has also taken initiative to issue questionnaires to shareholders seeking their suggestions for the improvement of the annual report. In addition, based on the suggestions received, the Company has already allowed shareholders to choose means of receipt and language of annual reports to enhance environmental protection and cost savings.

5. SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES FOLLOWED BY THE COMPANY AND THOSE FOLLOWED BY NYSE-LISTED U.S. COMPANIES

The Company was established in the PRC and is currently listed on The Stock Exchange of Hong Kong Limited (“Stock Exchange”) and the New York Stock Exchange (“NYSE”). As a foreign private issuer, the Company is not required to comply with all the corporate governance rules of Section 303A of the NYSE Listed Company Manual. However, the Company is required to disclose the significant differences between the corporate governance practices followed by itself and the listing standards followed by NYSE-listed U.S. companies.

Pursuant to the requirements of the NYSE Listed Company Manual, the Board of Directors of all NYSE-listed U.S. companies must be made up by a majority of independent directors. Under currently applicable PRC and Hong Kong laws and regulations, the Board of the Company is not required to be formed with a majority of independent directors. As a listed company on the Stock Exchange, the Company needs to comply with the Listing Rules. These rules require that at least one third of the Board of Directors of a listed company be independent directors. The Board of the Company comprises of 14 directors, of which five are independent directors, making the number of independent directors exceed one third of the total number of directors on the Board, in compliance with the number set out as a recommended best practice in the Code on Corporate Governance Practice of the Listing Rules. These independent directors also satisfy the requirements on “independence” under the Listing Rules; however, the related standard is different from the requirements in Section 303A.02 of the Listed Company Manual of NYSE.

Pursuant to the requirements of the Listed Company Manual of NYSE, companies shall formulate separate corporate governance rules. Under the currently applicable PRC and Hong Kong laws and regulations, the Company is not required to formulate any rules for corporate governance; therefore, the Company has not formulated any separate corporate governance rules. However, the Company has implemented the Code on Corporate Governance Practices of the Stock Exchange for the accounting year ended 31 December 2007.

Human Resources Development

SUMMARY

Being a long-established telecommunications services company, the Company has already built up rich human resources over the years. In continuation of its strategy of attaching great importance to human resources development on the basis of an innovative human resources management system, the Company persistently deepens its system reform and mechanism innovation, strengthens the precise management of human resources and optimise the human resources structure, so as to provide the human resources support and protection crucial for the reforms of the enterprise. Pursuant to the corporate culture which values the employees as the foundation of the enterprise with joint creation of values, the Company closely connects its development with that of its employees. Through the creation of a enterprise which values learning, the overall abilities and qualities of employees are enhanced. At the same time, the Company has strived to create an atmosphere which encourages its employees to make commitments, make accomplishments and to do their best at work, and provides its employees with room for development and mechanism for protection. As a result, the Company has gradually built up a team of specialized, professional and high-quality employees who are effectively motivated with strong execution ability to meet the requirements of corporate strategic transformation.

EMPLOYEES DISTRIBUTION

By the end of 2007, the Company had a total of 285,105 employees. The employees’ distribution was as follows:

	No. of Employees	Percentage
Management, Finance and Administration	42,211	14.8%
Sales and Marketing	147,878	51.8%
Operation and Maintenance	93,731	32.9%
Research and Development	1,285	0.5%

Total	285,105	100.0%

CORPORATE-EMPLOYEE RELATIONSHIP

The Company attaches great importance to the communication between the management and its employees. In 2007, the Company reinforced its communication and information exchange with its employees by various means, enhancing the employees’ unified recognition and understanding of the corporate transformation strategy. Through specialized discussions between the management and the entire workforce on corporate development environment and transformation strategy, the management and employees have had active interaction and communication. For young employees, the Company has organised “face-to-face” dialogues, in which the management and the heads of provincial subsidiaries in the eastern, central and western regions of China had comprehensive exchange with the young employees in relation to corporate management, business development and technological trends. As a result, the passion and creativity of the young employees was encouraged. Labour unions have been playing a very important role in improving the corporate-employee relationship. Insisting on the principle of “covering the interests of all parties”, the labour unions put emphasis on the simultaneous growth of the Company and its employees, pay attention to staff welfare and strive to promote employees’ values. To help employees enhance their business skills and adapt to the requirements of corporate strategic transformation, the Company has organized training on new businesses and new technologies, and carried out on-the-job training and job-skill contests. It has also organized skill competitions on broadband maintenance services, sales of corporate information products, and innovations on Internet services and value-added products, hence establishing a platform for improvement. Based on the management concept of “human resources as foundation”, the Company has enhanced management standards and created a harmonious working environment for its employees. The Company cares about the physical and mental health of its employees, and has established a poverty-assistance mechanism to solve their daily life problems such as paying medical expenses.

The Company has promoted the learning of the legal regulations including the Law of the People’s Republic of China on Employment Contracts (hereinafter the “Law on Employment Contracts”) among its employees. The Company has coordinated the participation of its employees in amending the labour management regulatory system in accordance with the Law on Employment Contracts through different means, such as employee representative conferences. This resulted in an improvement of the collective negotiation power of the Company and labour unions (employee representatives), amendments on the “Collective Contract”, reinforcement of supervision and inspection, implementation of employee welfare such as remuneration, training and rest, and guidance to assist employees in the signing of employment contracts.

To continuously meet the requirements for establishing “a new model of corporate-employee relationship which is standardized, fair, reasonable, mutually beneficial, harmonious and stable”, the Company has strengthened the coordination of labour relations and promoted corporate democratic management. With employee representative conferences as the basic framework, the Company has improved the corporate democratic management system, in which all its subsidiaries have established their employee representative meeting systems.

The Company attaches great importance to the promotion and protection of employees’ health and safety. In respect of employee healthcare and welfare, the Company has implemented a regular health check program for its staff and will annually increase the examination items in the program. It has also established and interests clubs for employees’ various hobbies to ensure both their physical and mental health. In addition, the Company has carried out regular inspections on production safety to ensure the safety of employees.

STRENGTHENED HUMAN RESOURCES

1.	Vigorously strengthened development of senior management team and improved corporate leadership capability

In line with the requirements of scientific development views and corporate transformation, the Company has further developed the leadership on the basis of “Four Excellence” (excellent management skills, excellent operating performance, excellent team cooperation and excellent style image) in order to elevate the competitiveness and cohesiveness of all levels of management and promote the operational development of the enterprise. By adding the key competence indicators (KCI) and exploring the approaches for individual competence assessment in accordance with the expertise of the leading team members, the Company improved the appraisal work, appraisal indicators and assessment approach for the job execution behaviour of the leading team members. Additionally, to strengthen the management of successors, the Company has established a comprehensive database of future leaders.

2.	Coordinated and optimised allocation, focused on exchange and complement, and invigorated human resources

In accordance with the new requirements of corporate transformation on human resources, the Company has reinforced the development of talent teams for IP, IT and information operation in order to further optimise the allocation of sales and marketing services staff for government and enterprise customers of the Company, and speed up the development of a professional talent team for transforming businesses. To build up an overseas talent team, the Company has organised and implemented an overseas talents scheme in 2007 for the replenishment and expansion of talent base in a timely manner, and for the support to the talent requirements arising from the rapid development of overseas businesses. As an important innovative measure for cultivating talents, the Company has initiated corresponding talent exchange amongst the branches of the five provinces in the west and the other five in the east, broadening the talent training channel and encouraging experience exchange and knowledge sharing between the enterprises in the east and the west.

3.	Standardized employment, improved position segmentation, and intensified sourcing for experienced talents

The Company has standardized labour management and deepened the reform on employment systems. Pursuant to the requirements of the Law on Employment Contracts, the Company has improved the system and workflow for the management of employment, standardized and reinforced the employment management in accordance with the law, reduced the risk of employment and established a harmonious labour relationship. On the other hand, the Company has also intensified the recruitment of experienced talents, especially in the areas of IP, IT, information operation, new businesses and capital operation. In 2007, the whole group recruited more than 1,400 experienced talents from the labor markets.

4.	Improved the training system, speeded up the establishment of a “learning enterprise”, and adopted various measures to enhance overall staff qualities and abilities

To accelerate the progress of establishing a learning enterprise, invigorate the pro-activeness of learning among employees, and enhance the overall qualities and abilities of employees, the Company has continued to carry out the acceptance work on the first phase of innovative development activities for the subsidiaries of the Company in the six provinces, namely Xinjiang, Chongqing, Gansu, Shaanxi, Guangxi and Hainan. In respect of leadership development, the Company has actively explored new training approaches to further enhance the effectiveness and suitability of the training. With the introduction of an action-oriented learning approach, the training programmes integrated theories, practical exercises and summary reporting. In the course of training, the participants have been actively guided to conduct effective discussions to address the problems in corporate transformation with the application of the learned theoretical knowledge, tools and approaches, inspiring the participants to have a mind-provoking study on how to implement the transformation strategy of the Company. Through well-planned and customised leadership trainings, the Company has effectively elevated the leadership caliber of its middle and senior management, deepened their understanding of the corporate strategy and improved their systematic thinking, team cooperation and execution ability.

In addition, the Company has also extended the application of E-University and actively initiated pilot test for online job skills certification. In order to standardise the E-University’s workflow for job skills certification and establish an online examination paper database, examination system and certificate management system, the Company has achieved successful results after its implementation and expansion of the pilot tests. Job skills certification is an important means for building up the capability of the Company’s employees and enhancing the competency of employees in different positions. Meanwhile, online certification has further reduced the management cost of certification, enabling a closer linkage between certification and training workflow and increasing the customisation of trainings. At the same time, it has also facilitated the Company’s consolidated and precision management.

Focusing on the corporation transformation, the Company developed and customised different trainings to improve the competency of its employees. As of 31 December 2007, there were 207,689 employees participating in training, accounting for 72.8% of total employees, with an average training duration of 8.48 work days per employee.

In 2007, the Company fully utilised the China Telecom E-University platform and actively arranged employees of all levels to participate in online learning. As of 31 December, the average cumulative online learning hours per participant of the China Telecom E-University were 98.35 hours for the year. The E-University currently has 5,580 electronic courses and 2,833 corporate case studies, which meet different learning and training needs of employees of different positions.

–	Customised training for the management team

To further improve the leadership and relevant professional capability of senior management of all levels, the Company has organized a series of customised trainings. For senior managers, the Company has organized three sessions of leadership development training, the second phase of training for senior finance and audit managers and training for disciplinary supervisors. To enhance the brand management capability of senior managers, the Company has organized two sessions of training for brand operation and transforming businesses. On the other hand, to improve the management capability of junior management, the Company has organized six sessions of operation management training for chief officers of the counties (districts). To improve the human resources management mindset and capacity of the managers in the headquarters, the Company has held three sessions of human resource trainings for the managers.

–	Trainings for professionals

To meet the demand for talents in support of the development of corporate transforming businesses, the Company held four sessions of training for information operation talents, in order to nurture a group of professionals who are familiar with the latest comprehensive media operation model and development strategy, and the management practices of comprehensive media companies. A total of 150 employees from different provinces, comprising the provincial chief officers, business divisions’ heads and core talents of the Best Tone business, participated in the training.

5.	To ensure effective motivation and retention of talents, the Company continues to improve the remuneration and performance appraisal mechanism

The Company continues to reinforce and implement the operating performance-linked total remuneration decision mechanism to continuously enhance the effectiveness of resources allocation. It emphasizes remuneration to be determined by corporate effectiveness and staff performances, and be allocated to the employees on a strict performance appraisal basis. With scientific approach, reasonable weightings between position-salary and performance-salary for different job positions are determined. Taking into consideration their own business characteristics, business units implement different allocation incentives, such as output-based wage system, negotiated wage system and commission-based system, in eligible positions. A remuneration system framework integrating short, medium and long term incentives on the basis of position pay-scale, performance pay-scale and corporate annuity has basically taken shape over the past few years. This system plays an important role in attracting, retaining and motivating outstanding talents for the Company.

EMPLOYEE WELFARE SAFEGUARD

All business units of the Company have implemented a standardised employment, position and remuneration mechanism to all the employees. The present remuneration system of the Company is based on a position pay-scale basis. The salaries of staff are determined with reference to their positions and performances. The Company offers equal payment for equal work. The Company has no discriminative policies on employment such as gender discrimination.

Corporate Social Responsibility

The Company has always adhered to its core philosophy of “all-rounded innovation, pursuance of truth and pragmatism, putting people first, and joint creation of values”, which places repayment to society, services to clients, caring for employees and return to shareholders in top priority. The Company insists on scientific development and dedicates itself to provide convenient, smooth and efficient integrated information services to the society and public. While pursuing economic benefits, the Company remains responsible to all interested parties in order to achieve harmony between the corporate development, society and environment.

In face of the general public’s increasing demand for widespread application of information technology, the Company has proposed a transformation strategy towards an “integrated information service provider”. The Company expects, through the integration and innovation of businesses and information terminals, to expand the channels for its clients to obtain and exchange information. This process, while helping promote popularisation of information technology and improve living standards, has allowed the Company to achieve sustainable and healthy development.

CHINA TELECOM AND SOCIETY

Business operations with integrity and in compliance to laws and regulations

The Company has been a model in observing laws and regulations, social morality, business ethics and industry practices, and making timely tax payments. The Company paid total tax amount of RMB13,654 million for the year ended 2007. The Company protects the interests of its shareholders and creditors, respects intellectual property rights, honours contracts performance and strictly abides by commercial credit. Additionally, the Company opposes to unfair competition and eliminates corruption in business activities. To understand and respond to the public through different channels, the Company strives to increase the corporate transparency and establish an effective and standardised communication mechanism.

Driving for economic growth

To boost the economic and social development of China and achieve great rejuvenation of the nation, speeding up the construction of informatisation infrastructure is an important strategy for China. The Company proactively promotes corporate transformation, optimises development strategies and improves corporate governance. In addition, with the enhancement in management and control capability and the optimisation in resources allocation, the Company provides services to its large customer base. As at the end of 2007, the Company’s telephone and broadband subscriber numbers reached 220 million and 35.65 million respectively.

Promotion of employment

To meet the requirements of building a harmonious society in China, the Company makes great efforts in assisting the state and society to solve the problem of unemployment through placement of former servicemen, recruitment of college graduates and payment of the fees for promotion of employment to the state. The Company provides the society with a large number of outsourcing job positions in relation to business services and maintenance. In addition, to make proactive contribution to alleviate the unemployment pressure on the state, the Company plays the role of core component to drive the growth of different parts of the industry chain so that the employment is indirectly promoted.

Assistance for rural development

Over the years, the Company has made great efforts in developing communication in rural areas, improving their infrastructures, reducing and eliminating information barriers, and effectively promoting a harmoniously economic and social development among regions, cities and townships. While meeting the demands for basic voice data communication services in rural areas, the Company is committed to the continuous and overall enhancement of the standards of information technology in rural areas. Through the implementation of a model information facility project, “Serving Thousands of Townships and Villages”, the Company has been the pioneer to incorporate information technology into the rural area construction, allowing townships and villages to benefit from the development of information technology. Basing on the service branches widely located in the townships and villages, the Company introduced “Info Farm” services, which integrates related information resources to rural area construction, such as technology, education and market news, and makes use of voice, SMS, telephone radio and broadband network to build up a “Golden Bridge of Science and Technology” for the prosperity of rural areas.

Participation in public welfare activities

With strong sense of responsibility, the Company takes the lead and assumes its duties as an excellent corporate citizen whilst accelerating its pace in self-development and promoting the applications of information technology. In this regard, the Company strongly supports public welfare activities and proactively participates in poverty alleviation projects and different public welfare activities in relation to education, culture and sports.

The Company proactively participates in assisting impoverished regions. To alleviate poverty for Yanyuan and Muli, Sichuan Province, the Company deployed four poverty-alleviation teams for the building of three primary schools and one hospital, as well as establishing electronic administration web, education web and cultural activities centre in the two counties. In this way, the Company made contribution to the improvement of local communication infrastructure and public infrastructure as well as the enhancement of living standards of the people in impoverished areas. Since 2002, the Company has been providing special poverty assistance to Bianba, Tibet. To raise the production and living standards of the local people, promote economic development and social advancement, the Company deployed three Tibet-support teams for the implementation of more than 30 construction projects. The Company’s contributions were greatly appreciated by both the local people and government.

In concern for the next generation and the growth of youths, the Company has assumed responsibility through its active contribution in providing information technology for education such as the Healthy Internet Surfing Project and the Distance-Learning Educational System. As a result, the Company received from the government the “Most Outstanding Contribution Award” in the Healthy Surfing Campaign. The “China VNet” service provides under-privileged students in remote mountain areas with high quality course materials and online guidance by high-grade teachers, to ensure the under-privileged students are not left behind. In 2007, the Company donated “Family and Love” phone cards amounted to RMB3 million to 150,000 students from migrate worker families in the poor rural areas in Sichuan in order to enable their weekly phone communication with their parents.

The Company cares for the disadvantaged and has proactively organized the campaign “Care for the Physically-Challenged, Messages without Barriers”, which helped the physically-challenged gain better access to the Internet and information technology. In this way, the Company enables them to adapt to the social environment of the information era and keep up with the progress of information technology, hence allowing them to better participate in social life. The Company donated to the Handicapped Welfare Foundation of Zhejiang Province 3,000 sets of specialized telephone radios for the visually-challenged people, which unveiled the nationwide “Help the Visually-Challenged with Telephone Radio Campaign”. The Company and the Sichuan People’s Broadcasting Company jointly set up the first modern information platform specifically for the physically-challenged to gain access to the audio library, employment consulting and Best Tone services. In this way, the physically-challenged can promptly access the diversified news and information around the world at home.

Secured emergency communication

Over the years, the Company has been undertaking the responsibility of securing safe and smooth national communications. The Company provides support for the successful holding of important political and social events, and secured communication services for important holidays, the National People’s Congress of the People’s Republic of China and Chinese People’s Political Consultative Conferences. In 2007, the Company successfully completed its important tasks in providing secured communications for New Year’s Day, the Spring Festival, the 17th National Congress of the Communist Party of China, the Annual Meeting of African Development Bank, the Women’s Football World Cup, the Special Olympic World Games in Shanghai, and the launch of Satellite Chang’E.

The Company has established a prompt responding mechanism for emergency protection, which provides reliable communication protection in case of outbreak of major incidents. In the event of catastrophic damage, the Company strives to ensure smooth communications and restore communication services in disaster-stricken areas in its fastest capacity.

In 2007, persistent rainstorms in southern China led to severe flooding. To restore smooth communications across the country, the Company immediately took active measures to participate in disaster rescue efforts and restored different communication services provided to the society in a timely manner.

In early 2008, the southern regions of China suffered from a snowstorm. In face of the extraordinary natural disasters, the Company’s management of all levels paid high attention and proposed “centralised circuits deployment and resource allocation” to restore communication services with full efforts of the whole group in the shortest possible time. The Company not only significantly reduced the losses suffered by its customers and corporations, but also provided robust support to local governments’ relief efforts. In the critical moments of the rescue, while saving itself from the disaster, the Company dedicated efforts to help restore electricity supply and communication services to society by arranging workforces to repair power lines and base stations for power companies and other telecommunications operators, restore telecommunications cables, and provide oil machines. In addition, fully leveraging on its business advantages, the Company actively provided integrated information services to the disaster-stricken areas. In this regard, the Company set up free family call services, and immediately produced and donated 100,000 “Affection Calls, Blissful Hotlines” calling cards to the people who were unable to return home because of road blocks. In this way, the Company has provided them the convenience to exchange information and communicate with their families.

Receiving wide recognition

The Company was accredited again in the list of “World’s Most Admired Companies” for the year 2007 by FORTUNE and awarded “Asia’s Best Managed Fixed Telecom Company” for the year 2007 by Euromoney. At the same time, the Company respectively received “The Best Corporate Governance”, “Most Accessible Senior Management” and “Most Convincing and Coherent Strategy” awards in the ranking of all industries in Asia. In addition, the Company was accredited with “CAPITAL Outstanding China Enterprise Awards – Telecommunications” by CAPITAL for two consecutive years, received top ranking in the selection of the best company in Asia (China group) for the year 2007 by FinanceAsia and was awarded the “Best Managed Company – China”, the “Best Corporate Governance – China” and the “Best Investor Relations – China”.

CHINA TELECOM AND CUSTOMERS

Informatisation creates value for customers

1.	To benefit the people, the Company promotes informatisation for public services. As a cornerstone driver promoting government’s informatisation, the Company proactively promotes office automation of the government, Three Golden Projects, e-government and establishment of electronic administration, so that people can access government information and services through various channels. At present, government departments at all levels have set up more than 200 nationwide information application systems with the use of the Company’s network. The City Security Monitoring System based on the “Mega Eye” services of the Company has become an important measure for different regions to build safety city.

2.	To assist and support development of enterprises, the Company promotes enterprise informatisation. The Company introduced two brands in relation to integrated information services, “BizNavigator” and “Best Tone”, which help a wide range of enterprises elevate their level of informatisation and improve their competitiveness and profitability.

3.	To promote efficient development of industries, the Company focuses on industry informatisation. To meet the informatisation development requirements of different industries, the Company proactively customizes informatisation solutions to industries such as quality inspection, police, customs, taxation and logistics. With safe, high-quality and effective expert-level telecommunications services, the Company assists enterprises in controlling information, grasping future trends and transforming themselves into industry leaders.

4.	To promote the informatisation of households, the Company provides households with informatisation services. The Company has launched the household brand “One Home”, provided informatisation advisory and design, and offered wireless and cable access to different residential areas and households. It also introduced various household comprehensive services so that household customers can select from multiple means of access, such as voice, broadband Internet and video, to enjoy an life information services.

High quality networks provide services for customers

The Company has been continuously strengthening its information infrastructures to meet people’s infrastructure demands towards economic informatisation. To satisfy the ever-increasing demand for communication services, the Company has established a large-scale, safe and stable communication network and fully taken advantage of the existing network and data resources. In this way, the Company has contributed to providing high quality, efficient and safe communication services to its customers, improving information infrastructure of the nation and establishing a smooth information network.

Innovative technology raises service standards

The Company regards independent technological innovation capability as the essential issue in corporate development. Focusing on collective innovation and business products, the Company creates corporate values and maintains its leading position in the industry. Based on market demands and the driver of new technologies, the Company advances in technological innovation. For advancement of industry technologies, the Company established a technological innovation system with Beijing Research Center, Shanghai Research Center and Guangzhou Research Center, and actively participated in the construction and testing of important national projects of the information industry. In addition, the Company has actively carried out major strategic technology research on third-generation mobile communication, broadband connection, intelligent optical fibre network and Next Generation Internet, thus promoting the formulation of new standards and specifications, and the continuous evolution of communication technology.

Satisfactory services protect customers’ welfare

The Company has been planning and implementing its quality customer service as an important part of the whole corporate strategy. Inheriting the service principle of “Customer First, Service Foremost”, corporate mission of “Help Customers Fully Enjoy New Life of Information Services”, and operation philosophy of “Pursuant of Corporate Values and Customers’ Values to Sustain Mutual Growth”, the Company dedicates itself to serving customers sincerely and enriching service connotations. In addition, from the perspective of customer experience, the Company has established a mechanism in relation to service performance appraisals and service quality issues handling. Through the adoption of third-party service quality test and peer comparison, the Company has significantly improved the services of “Customer Hotline 10000”, raising the overall service quality. In 2007, the Company received top ranking in the customer satisfaction survey of the industry. In the “Annual Conference of Communications Services 2008”, 32 employees, 15 teams and 4 grass-root enterprises were awarded the title “National Stars of Telecommunication Services with Customer Satisfaction (individual, team and enterprise)” for the year 2007.

CHINA TELECOM AND EMPLOYEES

Protection of welfare

The Company attaches great importance to establishing a comprehensive, scientific and effective welfare protection mechanism, which actively develops corporate activities to promote harmonious labour relationships and accelerate the establishment of a new socialistic labour relationship that is standardized, fair, reasonable, mutually beneficial, harmonious and stable. Taking labour relations coordination as a major task, the Company encourages labour unions of all levels to establish welfare protection mechanism, in which labour unions of all levels insist on fair negotiation and collective contract systems in order to, on the basis of thorough negotiation and mutual collaboration and sharing, standardize collective contract documents of the local network and enhance the implementation rate and validity period of contracts. By means of various approaches, they provide employees with prompt and convenient legal assistance, and help answering letters and enquiries on employment conflicts of employees. Meanwhile, the Company insists on the employment policy of equal payment for equal work and strictly forbids discrimination in employment. It supports equal development opportunities to both male and female employees. To enhance the caliber of female staff, the Company has carried out the “Achievement of Quality Target” campaign and the “Contribution of Ladies” activity.

Health and safety

To build a harmonious society, promote economic development and maintain social stability, the Company strictly complies with the laws and regulations of Safe Production Law, Labour Law and Fire Prevention Law, as well as requirements of relevant government authorities. Through the development of training, promotion and education in relation to safe production, the Company consistently raises the awareness and consciousness of employees in respect to safe production. In addition, the Company has implemented a safe production accountability system, established organizations for comprehensive safe production management and a safety management system, and promoted standardized safe production facilities. In this way, the requirements of safe production are deployed to each position and each employee. In addition, to actively improve work environment, to implement labour precautionary measures and health care initiatives, the Company has also strengthened supervisory inspection on safe production, heavily invested in production safety, and rectified the hidden causes of accidents. As a result, normal operation of telecommunication production is ensured and a good and safe environment for the enterprise has been safeguarded.

Care for employees

The Company makes great efforts in promoting corporate competitiveness and creating a harmonious and stable labour relationship. For the continuous enhancement and improvement on its poverty assistance mechanism, the Company has established Care-Giving Fund and Assistance Centre for Employees with Difficulties, raising funds for poverty assistance and employees suffering from serious illness. Meanwhile, the Company has also set up a special festival caring system, employee annual medical check and leave system, and caring system for important affairs of employees and their families. For the development of young employees, in 2007, the Company held the “Face-to-Face Dialogue between Young Employees and Senior Management” interview series. With such communication platform, the young employees are inspired to improve themselves and thus deepen the corporate transformation process. During the outbreak of snowstorm disasters in southern China in early 2008, the Company’s employees organized the “Melt the Ice with Warmth, Feel the Love in Need” campaign, offering support of the whole company to help each other out. This function raised more than RMB1.7 million emergency funds which was then distributed to the affected employees who were carrying out the relief actions while their families were facing difficult situations.

Cultural life

To guide the employees’ consumption in cultural life and help them cultivate a healthy leisure life style, the Company promoted a wide range of well-received amateur sports and recreational activities that have integrated ideology, knowledge and interest. Such activities included a series of Olympic Games-oriented fitness programs for the employees, basketball and table tennis tournaments for the whole company, and collections of photographs and paintings. Labor unions at all levels held more than 400 different sports events and cultural activities, and made outstanding achievements in their active participation in different cultural and sports events organized by the Sports Association of Chinese Telecommunications Industry. Two subsidiaries of the Company were accredited “Model Unit of Employee Sports in China” by the State Sport General Administration. China Telecom Employee Arts Troupe and Bayi China Telecom Women’s Basketball Team also won reputation in the society. Through extensive development of cultural activities, the spiritual and cultural requirements of the employees were met, recreational and cultural life of the employees were invigorated, and the loyalty and cohesiveness of the employees have been further reinforced.

CHINA TELECOM AND THE ENVIRONMENT

Development of energy-saving products and cyclic economy, active use of environmental-friendly materials

The Company has paid great attention to maintaining a healthy environment for human beings. Its telecommunications projects are always constructed under the guideline and measures of environmental protection. When purchasing its telecommunications equipment, the Company carefully selects optic fibre cables and transmission systems that are noiseless and free from electromagnetic radiation and pollutants. When carrying out field surveys on communication routes, the Company always tries to avoid mines, forests, grasslands, wild animal habitats, natural heritage sites, human relic sites, nature reserves and famous scenic areas. When laying down optic fibre cables, the Company adopts directional drilling techniques which allow cables to pass directly through any obstacle without affecting the surrounding environment. In the process of fighting against the snowstorm in southern region in early 2008, the Company efficiently collected and handled all abandoned batteries in order to avoid potential environmental risks.

Innovative communication and information service products help saving resources

Focusing on environment-protecting technology, the Company integrated the features of telecommunication services and, through information technology solutions, developed modern products to facilitate energy saving for the industry and society as a whole, contributing to building an energy-saving society. The Company provides telecommunications application products like Mega Eye and Best Tone to individuals, corporations and industries in replacement of traditional information delivery methods, hence promoting energy saving in the workplace, in transportation, as well as the building of an energy saving society.

Establishing conservation-oriented enterprise, striving to achieve energy-saving and emission reduction

The Company has launched cost saving and efficiency raising work. It separately standardised the costs of different areas, including offices, marketing, maintenance, labor and investment. To create a strong atmosphere of “conservation-oriented enterprise”, the Company uses energy-saving lamps in production and offices, appropriately adjusts the temperature of telecommunications machine rooms and offices, and encourages the entire workforce to save paper and water.

In the future, in line with further strategic adjustment in economic structure and continuous acceleration of the process of popularisation of information technology in national economic activities in China, the Company, through its strategic transformation, will actively engage in various mutual beneficial collaborations in the industry. This will bring a range of benefits, such as combination and extension of the industry value chain, continuous expansion of areas for cooperation, improvement in operating efficiency in the whole industry, and creation and maintenance of a healthy and harmonious industrial environment, all of which will contribute to the sustainable and healthy development of the industry, and help to achieve the Company’s goal of serving the national economy and promoting social development while seeking maximum return for the shareholders. The Company will sincerely provide return to the society and make its due contribution to building a more harmonious society.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year ended 2007 will be held at 11:00 am on 30 May 2008 in the Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong to consider and, if thought fit, pass the following businesses:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2007 be considered and approved, and the Board of Directors (the “Board”) be authorised to prepare the budget of the Company for year 2008;

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2007 be considered and approved;

3.	THAT the reappointment of KPMG and KPMG Huazhen as the international auditor and domestic auditor of the Company respectively for the year ending 31 December 2008 be considered and approved, and the Board be authorised to fix the remuneration of the auditors;

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

4.	THAT the issue of debenture by the Board be considered, approved, confirmed and ratified.

(1)	THAT the Company’s issue of debentures denominated in local or foreign currencies, in one or more tranches, including, but not limited to, short-term commercial paper, company bonds, corporate debts, asset securitization products and asset-backed notes, from the date of this meeting until the date on which the annual general meeting of the Company for the year ended 2008 is held, with a maximum outstanding repayment amount of RMB60 billion be approved (the “Issue”).

(2)	THAT the Board or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into consideration the specific needs of the Company and other market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms, conditions and other matters of the Issue (including, but not limited to, the determination of the type, actual aggregate amount, interest rate, rating, guarantee arrangements and use of proceeds of the Issue);

(b)	do all such acts which are necessary and incidental to the Issue (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory body, and the securing of approvals from the regulatory body); and

(c)	take all such steps which are necessary for the purposes of executing the Issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws)

and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the Directors in connection with the Issue, be hereby approved, confirmed and ratified.

5.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the company (“Shares”) and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic Shares or overseas-listed foreign invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company shall not exceed 20% of each of the Company’s existing domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution 5:

“Relevant Period” means the period from the passing of special resolution 5 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 months period following the passing of these special resolutions; and

(iii)	the revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in its general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of Shares on the register of members on a fixed record date in proportion of their holdings of such Shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

6.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution 5, and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.

By Order of the Board

Yung Shun Loy, Jacky

Company Secretary

Beijing, PRC

14 April 2008

Notes:

(1)	Shareholders who submit their share transfer application forms to the Company’s share registrar before 4:30 p.m. on 29 April 2008 and then register as shareholders on the register of members of the Company are entitled to attend the annual general meeting.

(2)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2007, which is expected to be dispatched to shareholders around 14 April 2008.

(3)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes. The address of the share registrar for the Company’s H shares is Computershare Hong Kong Investor Services Limited Room 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(4)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(5)	The registration procedure for attending the annual general meeting:

(a)	shareholders attending the annual general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the Board or other decision making authority shall present a copy of the relevant resolution of the Board or other decision making authority in order to attend the annual general meeting.

(b)	shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 9 May 2008.

(6)	Closure of the register of members:

The register of members of the Company will be closed from 30 April 2008 to 30 May 2008 (both days inclusive).

(7)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(8)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person: Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Facsimile: (8610) 6601 0728

Report of the Independent International Auditor

To the Shareholders of

China Telecom Corporation Limited

(Incorporated in The People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Telecom Corporation Limited (the “Company”) set out on pages 115 to 194, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of the report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

31 March 2008

Consolidated Balance Sheet

At 31 December 2007

(Amounts in millions)

	Note	2007 RMB	2006 RMB (restated)
ASSETS
Non-current assets
Property, plant and equipment, net	3	326,123	328,379
Construction in progress	4	13,208	18,426
Lease prepayments		5,239	5,092
Intangible assets	5	2,758	1,857
Interests in associates	7	793	581
Investments	8	274	203
Deferred tax assets	9	9,260	10,971
Other assets	17	7,669	9,156

Total non-current assets		365,324	374,665

Current assets
Inventories	10	2,663	3,213
Accounts receivable, net	11	16,710	15,992
Prepayments and other current assets	12	2,751	2,556
Time deposits with maturity over three months		172	119
Cash and cash equivalents	13	20,384	22,326

Total current assets		42,680	44,206

Total assets		408,004	418,871

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	14	67,166	79,576
Current portion of long-term debt	14	3,811	8,242
Accounts payable	15	28,363	32,355
Accrued expenses and other payables	16	30,476	27,186
Income tax payable		3,068	3,124
Current portion of finance lease obligations		24	48
Current portion of deferred revenues	17	5,629	7,098

Total current liabilities		138,537	157,629

Net current liabilities		(95,857)	(113,423)

Total assets less current liabilities		269,467	261,242

Non-current liabilities
Long-term debt	14	34,148	37,257
Finance lease obligations		5	—
Deferred revenues	17	9,823	13,625
Deferred tax liabilities	9	3,119	2,711

Total non-current liabilities		47,095	53,593

Total liabilities		185,632	211,222

The notes on pages 122 to 194 form part of these financial statements.

	Note	2007 RMB	2006 RMB (restated)
Equity
Share capital	18	80,932	80,932
Reserves	19	139,989	125,269

Total equity attributable to equity holders of the Company		220,921	206,201
Minority interests		1,451	1,448

Total equity		222,372	207,649

Total liabilities and equity		408,004	418,871

Approved and authorised for issue by the Board of Directors on 31 March 2008.

Wang Xiaochu	Leng Rongquan	Wu Andi
Chairman and Chief Executive Officer	Executive Director, President and Chief Operating Officer	Executive Director, Executive Vice President and Chief Financial Officer

Balance Sheet

At 31 December 2007

(Amounts in millions)

	Note	2007 RMB	2006 RMB
ASSETS
Non-current assets
Property, plant and equipment, net	3	641	371
Construction in progress	4	202	249
Lease prepayments		11	—
Intangible assets	5	24	24
Investments in subsidiaries	6	178,642	177,132
Other assets		4	2

Total non-current assets		179,524	177,778

Current assets
Accounts receivable, net	11	255	266
Prepayments and other current assets	12	69,337	64,935
Cash and cash equivalents	13	5,814	8,381

Total current assets		75,406	73,582

Total assets		254,930	251,360

LIABILITIES AND EQUITY
Current liabilities
Short-term debt	14	10,000	20,000
Accounts payable	15	110	69
Accrued expenses and other payables	16	15,937	15,809
Income tax payable		1,106	1,419

Total current liabilities		27,153	37,297

Net current assets		48,253	36,285

Total assets less current liabilities		227,777	214,063

Non-current liabilities
Long-term debt	14	30,150	30,150

Total liabilities		57,303	67,447

Equity
Share capital	18	80,932	80,932
Reserves	19	116,695	102,981

Total equity		197,627	183,913

Total liabilities and equity		254,930	251,360

Approved and authorised for issue by the Board of Directors on 31 March 2008.

Wang Xiaochu	Leng Rongquan	Wu Andi
Chairman and Chief Executive Officer	Executive Director, President and Chief Operating Officer	Executive Director, Executive Vice President and Chief Financial Officer

The notes on pages 122 to 194 form part of these financial statements.

Consolidated Income Statement

For the year ended 31 December 2007

(Amounts in millions, except per share data)

	Note	2007 RMB	2006 RMB (restated)
Operating revenues	20	178,656	175,616

Operating expenses
Depreciation and amortisation		(52,257)	(51,301)
Network operations and support		(31,622)	(31,055)
Selling, general and administrative		(23,667)	(22,259)
Personnel expenses	21	(27,242)	(26,210)
Other operating expenses	22	(6,857)	(6,255)

Total operating expenses	23	(141,645)	(137,080)

Operating profit		37,011	38,536

Deficit on revaluation of property, plant and equipment	3	(2,755)	—

Net finance costs	24	(4,300)	(4,489)

Investment income/(loss)		83	(25)

Share of profits of associates		212	61

Profit before taxation		30,251	34,083

Income tax	25	(6,452)	(6,759)

Profit for the year		23,799	27,324

Attributable to:
Equity holders of the Company		23,702	27,241
Minority interests		97	83

Profit for the year		23,799	27,324

Basic earnings per share	30	0.29	0.34

Weighted average number of shares	30	80,932	80,932

The notes on pages 122 to 194 form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2007

(Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Revaluation reserve RMB	Statutory reserves RMB	Other Exchange		Retained earnings RMB	Total RMB	Minority interests RMB	Total equity RMB
							reserves RMB	reserve RMB
Balance as at 1 January 2006, as previously reported		80,932	(2,804)	10,746	7,451	42,216	7,501	—	35,475	181,517	1,444	182,961
Adjusted for the Third Acquisition	1	—	—	—	—	—	3,387	(170)	—	3,217	—	3,217

Balance as at 1 January 2006, as restated		80,932	(2,804)	10,746	7,451	42,216	10,888	(170)	35,475	184,734	1,444	186,178
Gains and losses recognised directly in equity:
Effect of change in tax rate	9	—	—	—	—	—	5	—	—	5	—	5
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB22 million)		—	—	—	—	—	44	—	—	44	—	44
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC		—	—	—	—	—	—	(309)	—	(309)	—	(309)

		—	—	—	—	—	49	(309)	—	(260)	—	(260)
Profit for the year ended 31 December 2006, as restated		—	—	—	—	—	—	—	27,241	27,241	83	27,324

Total recognised income and expenses		—	—	—	—	—	49	(309)	27,241	26,981	83	27,064
Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	33	—	(33)	—	—	—
Revaluation surplus realised		—	—	—	(94)	—		—	94	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	(182)	—	182	—	—	—
Distribution to minority interests		—	—	—	—	—	—	—	—	—	(79)	(79)
Dividends	29	—	—	—	—	—	—	—	(6,283)	(6,283)	—	(6,283)
Appropriations	19	—	—	—	—	7,602	—	—	(7,602)	—	—	—
Contribution from China Telecom		—	—	—	—	—	769	—	—	769	—	769
Transfer from retained earnings to other reserves		—	—	—	—	—	99	—	(99)	—	—	—

Balance as at 31 December 2006, as restated		80,932	(2,804)	10,746	7,357	49,818	11,656	(479)	48,975	206,201	1,448	207,649
Gains and losses recognised directly in equity:
Effect of change in tax rate	9	—	—	—	—	—	(1,577)	—	—	(1,577)	—	(1,577)
Surplus on revaluation of property, plant and equipment	3	—	—	—	4,809	—	—	—	—	4,809	—	4,809
Deferred tax on revaluation surplus	9	—	—	—	—	—	(1,136)	—	—	(1,136)	—	(1,136)
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB14 million)		—	—	—	—	—	64	—	—	64	—	64
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC		—	—	—	—	—	—	(103)	—	(103)	—	(103)

		—	—	—	4,809	—	(2,649)	(103)	—	2,057	—	2,057
Profit for the year ended 31 December 2007		—	—	—	—	—	—	—	23,702	23,702	97	23,799

Total recognised income and expenses		—	—	—	4,809	—	(2,649)	(103)	23,702	25,759	97	25,856
Deferred tax on revaluation surplus of property, plant and equipment realised		—	—	—	—	—	31	—	(31)	—	—	—
Revaluation surplus realised		—	—	—	(194)	—	—	—	194	—	—	—
Deferred tax on land use rights realised		—	—	—	—	—	(169)	—	169	—	—	—
Distributions to minority interests		—	—	—	—	—	—	—	—	—	(94)	(94)
Dividends	29	—	—	—	—	—	—	—	(6,741)	(6,741)	—	(6,741)
Appropriations	19	—	—	—	—	5,388	—	—	(5,388)	—	—	—
Distribution to China Telecom		—	—	—	—	—	(2,890)	—	—	(2,890)	—	(2,890)
Transfer from retained earnings to other reserves		—	—	—	—	—	156	—	(156)	—	—	—
Adjustment to surplus reserves	19	—	—	—	—	(2,839)	—	—	2,839	—	—	—
Consideration for the acquisition of the Third Acquired Group	1	—	—	—	—	—	(1,408)	—	—	(1,408)	—	(1,408)

Balance as at 31 December 2007		80,932	(2,804)	10,746	11,972	52,367	4,727	(582)	63,563	220,921	1,451	222,372

The notes on pages 122 to 194 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2007

(Amounts in millions)

	Note		2007 RMB	2006 RMB (restated)
Net cash from operating activities	(a	)	74,876	74,802

Cash flows from investing activities
Capital expenditure			(46,189)	(50,491)
Purchase of investments			(72)	—
Lease prepayments			(259)	(82)
Proceeds from disposal of property, plant and equipment			322	361
Proceeds from disposal of investments			42	—
Purchase of time deposits with maturity over three months			(172)	(119)
Maturity of time deposits with maturity over three months			119	292

Net cash used in investing activities			(46,209)	(50,039)

Cash flows from financing activities
Principal element of finance lease payments			(48)	(108)
Proceeds from bank and other loans			84,990	95,224
Repayments of bank and other loans			(104,836)	(100,233)
Repayment of amount due to China Telecom in connection with the First Acquisition			—	(10,000)
Payment of purchase price for the Third Acquisition			(1,408)	—
Payment of dividends			(6,273)	(6,283)
Distribution to China Telecom			(2,890)	—
Contribution from China Telecom			—	769
Net cash distributions to minority interests			(40)	(79)

Net cash used in financing activities			(30,505)	(20,710)

Net (decrease)/increase in cash and cash equivalents			(1,838)	4,053
Cash and cash equivalents at 1 January			22,326	18,571
Effect of changes in foreign exchange rate			(104)	(298)

Cash and cash equivalents at 31 December			20,384	22,326

The notes on pages 122 to 194 form part of these financial statements.

(a)	Reconciliation of profit before taxation to net cash from operating activities

	2007 RMB	2006 RMB (restated)
Profit before taxation	30,251	34,083
Adjustments for:
Depreciation and amortisation	52,257	51,301
Deficit on revaluation of property, plant and equipment	2,755	—
Impairment losses for bad and doubtful debts	1,390	1,236
Investment (income)/loss	(83)	25
Share of profits of associates	(212)	(61)
Interest income	(366)	(502)
Interest expense	4,771	5,092
Unrealised foreign exchange gains	(104)	(50)
Loss on retirement and disposal of property, plant and equipment and intangible assets	1,718	2,143

Operating profit before changes in working capital	92,377	93,267
Increase in accounts receivable	(2,081)	(818)
Decrease/(increase) in inventories	550	(511)
Decrease in prepayments and other current assets	(98)	6
Decrease in other non-current assets	1,487	1,522
(Decrease)/increase in accounts payable	(3,047)	141
Increase/(decrease) in accrued expenses and other payables	2,816	(1,246)
Decrease in deferred revenues	(5,271)	(6,985)

Cash generated from operations	86,733	85,376
Interest received	399	469
Interest paid	(5,206)	(5,401)
Investment income received	66	26
Income tax paid	(7,116)	(5,668)

Net cash from operating activities	74,876	74,802

The notes on pages 122 to 194 form part of these financial statements.

Notes to the Financial Statements

For the year ended 31 December 2007

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) are engaged in the provision of wireline telecommunications and related services in Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group offers a comprehensive range of wireline telecommunications services to residential and business customers, including local, domestic long distance and international long distance telephone services, Internet and managed data, leased line, and other related services. In 2007, the Group began to offer leased line and other related services in the Asia Pacific region, and certain countries of South and North America.

The operations of the Group in the mainland PRC are subject to the supervision and regulation by the PRC government. The Ministry of Information Industry, pursuant to the authority delegated to it by the PRC’s State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as local and long distance telephone services, managed data services, leased line and interconnection arrangements.

Organisation

China Telecommunications Corporation (“China Telecom” and together with its subsidiaries other than the Company referred to as “China Telecom Group”) is a state-owned enterprise which is under the supervision and regulation of the Ministry of Information Industry. In November 2001, pursuant to an industry restructuring plan approved by the State Council, China Telecom’s wireline telecommunications networks and related operations in 10 northern provinces, municipalities and autonomous regions of the PRC were transferred to China Netcom Group. China Telecom retained the wireline telecommunications networks and related operations of 21 provinces, municipalities and autonomous regions of the PRC, including those of the Company’s subsidiaries. In accordance with this industry restructuring plan, China Telecom and China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibers.

As part of the reorganisation (the “Restructuring”) of China Telecom, the Company was incorporated in the PRC on 10 September, 2002. In connection with the Restructuring, China Telecom transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the “Predecessor Operations”) in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecom have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date.

Pursuant to the resolution passed by the Company’s independent shareholders at an

Extraordinary General Meeting held on 15 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecom for a total purchase price of RMB46,000 million on 31 December 2003 (hereinafter, referred to as the “First Acquisition”). The purchase price consisted of a cash payment of RMB11,000 million and a long-term payable of RMB35,000 million (see Note 14).

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on 9 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecom for a total purchase price of RMB27,800 million on 30 June 2004 (hereinafter, referred to as the “Second Acquisition”). The purchase price consisted of a cash payment of RMB8,340 million and a long-term payable of RMB19,460 million. On 30 June 2004, the Company repaid RMB4,310 million of this payable amount using the net proceeds from the issuance of new H shares in May 2004 (see Note 14).

Pursuant to an equity purchase agreement entered into by the Company with China Telecom on 15 June 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom (Hong Kong) International Limited (“CT (HK)”) and China Telecom (Americas) Corporation (“CT Americas”) (formerly known as “China Telecom (USA) Corporation”) (collectively the “Third Acquired Group”) from China Telecom for a total purchase price of RMB1,408 million on 30 June 2007 (hereinafter, referred to as the “Third Acquisition”). The purchase price was fully paid in cash in July 2007.

CTSI is a limited company incorporated in mainland PRC and its principal business is the provision of system integration services, outsourcing services, application software development as well as consultancy services in the PRC. CT (HK) is a limited company incorporated in Hong Kong Special Administrative Region of China and operates in the Asia Pacific Region. CT Americas is a limited company incorporated in the United States of America and operates in certain countries of South America and North America. The principal business of CT (HK) and CT Americas is the provision of leased line and related services for corporate customers including voice wholesale, international private network, cross-border transit connection and Internet data centres.

Hereinafter, the First Acquired Group, the Second Acquired Group and the Third Acquired Group are collectively referred to as the “Acquired Groups”.

Basis of presentation

Since the Company and the Acquired Groups were under the common control of China Telecom, the First Acquisition, the Second Acquisition and the Third Acquisition (the “Acquisitions”) have been reflected in the accompanying consolidated financial statements as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Groups have been accounted for at historical amounts and the consolidated financial statements of the Company include the results of operations and assets and liabilities of the Acquired Groups on a combined basis as of the earliest date presented. The consideration paid by the Company for the acquisition of the Acquired Groups have been accounted for as equity transactions in the consolidated statement of changes in equity.

The results of operations for the year ended 31 December 2006 and the financial condition as at 31 December 2006 previously reported by the Group have been restated to include the results and assets and liabilities of the Third Acquired Group as set out below:

	The Group (as previously reported) RMB millions	The Third Acquired Group RMB millions	The Group (as restated) RMB millions
Result of operations for the year ended 31 December 2006:
Operating revenues	175,093	523	175,616
Net profit	27,225	99	27,324
Financial condition as at 31 December 2006:
Total assets	414,041	4,830	418,871
Total liabilities	210,168	1,054	211,222

For the periods presented, all significant balances and transactions between the Group and the Third Acquired Group have been eliminated on combination.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 2(g)) and available-for-sale equity securities (Note 2(l)). The accounting policies described below have been consistently applied by the Group.

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgement made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in future financial periods are described in Note 37.

The IASB has issued certain new and revised IFRS which are effective for accounting periods on or after 1 January 2007. The new disclosures resulting from the initial application of these standards or developments to the extent they are relevant to the Group are summarised as follows:

(i)	IFRS 7, Financial instruments: Disclosures, requires expanded disclosures about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS 32, Financial instruments: Disclosure and presentation. These additional disclosures are provided primarily in Note 32.

(ii)	The Amendment to IAS 1, Presentation of financial statements: Capital disclosures, introduces additional disclosure requirements to provide information about the level of capital and the Group’s objectives, policies and processes for managing capital. These new disclosures are set out in Note 33.

Both IFRS 7 and the Amendment to IAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see Note 38).

With effect from 31 December 2007, the Group has presented the amount of “Intangible assets” as a separate caption on the face of the balance sheet. The related comparative figures have been reclassified to conform with the current year’s presentation.

(b)	Basis of consolidation

The consolidated financial statements comprise the Company and its subsidiaries and the Group’s interests in associates. A subsidiary is an entity controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the profit attributable to minority interests is separately presented on the face of the consolidated income statement as an allocation of the profit or loss for the year between the minority interests and the equity holders of the Company. Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the equity holders of the Company.

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence, but not control, over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the Group’s equity share of the post-acquisition results of the associate.

All significant intercompany balances and transactions and any unrealised gains arising from intercompany transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(c)	Translation of foreign currencies

The functional and presentation currency of the Company and its subsidiaries in mainland PRC is Renminbi (“RMB”). The functional currency of CT (HK) and CT Americas is Hong Kong dollars (HK$) and US dollars (US$) respectively. Foreign currency transactions denominated in currencies other than the functional currency during the year are translated into the functional currency at the applicable rates of exchange prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into the functional currency using the applicable exchange rates at the balance sheet date. The resulting exchange differences, other than those capitalised as construction in progress (Note 2(i)), are recognised as income or expense in the consolidated income statement. For the periods presented, no exchange differences were capitalised.

When preparing the Company’s consolidated financial statements, the results of operations of CT (HK) and CT Americas are translated into Renminbi at average rate prevailing during the year. Balance sheet items of CT (HK) and CT Americas are translated into Renminbi at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in exchange reserve, a component of equity.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group’s cash and cash equivalents is restricted as to withdrawal.

(e)	Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (Note 2(m)).

(f)	Inventories

Inventories consist of materials and supplies used in maintaining the wireline telecommunications network and goods for resale. Materials and supplies are valued at cost using the first in, first out method, less a provision for obsolescence.

Inventories that are held for resale are stated at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(g)	Property, plant and equipment

Property, plant and equipment are initially recorded at cost, less subsequent accumulated depreciation and impairment losses (Note 2(m)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation, including cost of replacing part of such an item, is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment and the cost can be measured reliably. All other expenditure, including the cost of repairs and maintenance which is substantially included in network operations and support expenses, is expensed as it is incurred.

Subsequent to the revaluation as described in Note 3, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. The separate classes into which the Company groups assets for the revaluation are buildings and improvements; telecommunications network plant and transmission and switching equipment; and furniture, fixture, motor vehicles and other equipment. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which that asset belongs is revalued simultaneously. When an asset’s carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the component of revaluation reserve. However, a revaluation increase is recognised as income to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense. When an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognised as an expense in the consolidated income statement. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Revaluations are performed annually on items which experience significant and volatile movements in fair value while items which experience insignificant movements in fair value are revalued every three years.

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets held under finance leases are initially recorded at amounts equivalent to the present value of the minimum lease payments (computed using the rate of interest implicit in the lease) which approximate the fair value at the inception of the lease. The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets held under finance leases are amortised over their estimated useful lives on a straight-line basis. As at 31 December 2007, the carrying amount of assets held under finance leases was RMB32 million (2006: RMB197 million).

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the consolidated income statement on the date of disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

Depreciation is provided to write off the cost/revalued amount of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Depreciable lives primarily range from
Buildings and improvements	8 to 30 years
Telecommunications network plant, transmission and switching equipment	6 to 10 years
Furniture, fixture, motor vehicles and other equipment	4 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value are reviewed annually.

(h)	Lease prepayments

Lease prepayments represent land use rights paid to the PRC’s land bureau. Land use rights are initially carried at cost and written off on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

(i)	Construction in progress

Construction in progress represents buildings, telecommunications network plant, transmission and switching equipment and other equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(m)). The cost of an item comprises direct costs of construction, interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Intangible assets

The Group’s intangible assets, which represent acquired computer software that is not an integral part of any tangible assets, are initially recorded at cost less subsequent accumulated amortisation and impairment losses (Note 2(m)).

Amortisation of intangible assets is calculated on a straight-line basis over the estimated useful lives of the intangible assets, which range from 3 to 5 years.

(k)	Investments in subsidiaries

In the Company’s stand-alone balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(m)).

(l)	Investments

Investments in available-for-sale equity securities are carried at fair value with any change in fair value being recognised directly in equity. When these investments are derecognised or impaired, the cumulative gain or loss previously recognised directly in equity is recognised in the consolidated income statement. Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less impairment losses (Note 2(m)).

(m)	Impairment

(i)	Impairment of investments in equity securities and impairment losses for trade and other receivables

Investments in equity securities and trade and other receivables are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If such evidence exists, the impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through profit and loss if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities are not reversed.

For the years ended 31 December 2006 and 2007, no impairment loss was made for investments in equity securities. For the year ended 31 December 2007, impairment losses for trade and other receivables of RMB1,390 million (2006: RMB1,236 million) were recognised.

(ii)	Impairment of long-lived assets

The carrying amounts of the Group’s long-lived assets, including property, plant and equipment, intangible assets and lease prepayments are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recognised as an expense in the consolidated income statement. The recoverable amount is the greater of the net selling price and the value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. For the year ended 31 December 2006 and 2007, no provision for impairment loss was made against the carrying value of long-lived assets.

The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income in the consolidated income statement. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. For the years presented, no reversal of impairment loss was recognised in the consolidated income statement.

(n)	Revenue recognition

The Group’s revenues are principally derived from the provision of local, domestic long distance (“DLD”) and international long distance (“ILD”) telephone services which consist of (i) usage charges for telephone services, which vary depending on the day, the time of day, distance and duration of the telephone call, (ii) a monthly telephone service fee, (iii) service activation and installation fees, and (iv) charges for value-added telecommunications services, such as caller ID services, short messaging services, telephone information services and ring tone services. The Group records wireline service revenues over the periods they are earned as follows:

(i)	Revenues derived from local, DLD and ILD telephone usage are recognised as the services are provided.

(ii)	Upfront fees received for activation of wireline services and wireline installation charges are deferred and recognised over the expected customer relationship period. The related direct incremental customer acquisition costs are deferred to the extent of the upfront fees and are amortised over the same expected customer relationship period.

(iii)	Monthly telephone service fees are recognised in the month during which the telephone services are provided to customers.

(iv)	Revenues from sale of prepaid calling cards are recognised as the cards are used by customers.

(v)	Revenues derived from value-added and integrated information application services are recognised when the services are provided to customers.

Other related telecommunications service revenues are recognised as follows:

(i)	Revenues from the provision of Internet and managed data services are recognised when the services are provided to customers.

(ii)	Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

(iii)	Lease income from operating leases is recognised over the term of the lease.

(iv)	Sale of customer-end equipment is recognised on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

(o)	Advertising and promotion expense

The costs for advertising and promoting the Group’s wireline telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB10,397 million for the year ended 31 December 2007 (2006: RMB10,520 million).

(p)	Net finance costs

Net finance costs comprise interest income on bank deposits, interest expense on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognised as it accrues using the effective interest method.

Interest costs incurred in connection with borrowings, calculated using the effective interest method, are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(q)	Research and development expense

Research and development expenditure is expensed as incurred. For the year ended 31 December 2007, research and development expense was RMB524 million (2006: RMB292 million).

(r)	Employee benefits

The Group’s contributions to defined contribution retirement plans administered by the PRC government are recognised as an expense in the consolidated income statement as incurred. Further information is set out in Note 35.

Compensation expense in respect of the stock appreciation rights granted is accrued as a charge to the income statement over the applicable vesting period based on the fair value of the stock appreciation rights. The liability of the accrued compensation expense is re-measured to fair value at each balance sheet date with the effect of changes in the fair value of the liability charged or credited to the consolidated income statement. Further details of the Group’s stock appreciation rights scheme are set out in Note 36.

(s)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value recognised in the consolidated income statement over the period of the borrowings, together with any interest, using the effective interest method.

(t)	Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(u)	Provisions and contingent liabilities

A provision is recognised in the consolidated balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(v)	Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. Current tax is calculated on the taxable income for the year by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited directly to equity upon initial recognition, in such case the effect of a change in tax rate is also charged or credited to equity.

A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(w)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(x)	Segmental reporting

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. No geographical segment information has been presented as the Group’s operating activities are substantially carried out in the PRC and less than 10 percent of the Group’s operating revenues and profit before taxation were derived from activities outside the PRC. A majority of the Group’s assets are located in the PRC and less than 10 percent of the Group’s total assets are located outside the PRC.

3.	PROPERTY, PLANT AND EQUIPMENT, NET

The Group:

	Buildings and improvements RMB millions	Telecomm unications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost/valuation:
Balance at 1 January 2006	70,829	485,384	22,069	578,282
Additions	103	746	579	1,428
Transferred from construction in progress	3,259	47,414	1,113	51,786
Disposals	(362)	(13,798)	(1,155)	(15,315)
Reclassification	(83)	3,467	(3,384)	—

Balance at 31 December 2006	73,746	523,213	19,222	616,181
Additions	177	709	619	1,505
Transferred from construction in progress	3,016	43,262	1,373	47,651
Disposals	(193)	(13,405)	(968)	(14,566)
Reclassification	(23)	230	(207)	—
Revaluations	3,739	19,405	(4)	23,140

Balance at 31 December 2007	80,462	573,414	20,035	673,911

Accumulated depreciation and impairment:
Balance at 1 January 2006	(13,842)	(225,090)	(10,979)	(249,911)
Depreciation charge for the year	(2,943)	(45,298)	(2,493)	(50,734)
Written back on disposal	135	11,642	1,066	12,843
Reclassification	(117)	(1,384)	1,501	—

Balance at 31 December 2006	(16,767)	(260,130)	(10,905)	(287,802)
Depreciation charge for the year	(3,052)	(46,157)	(2,240)	(51,449)
Written back on disposal	78	11,568	903	12,549
Reclassification	(69)	59	10	—
Revaluations	(161)	(20,928)	3	(21,086)

Balance at 31 December 2007	(19,971)	(315,588)	(12,229)	(347,788)

Net book value at 31 December 2007	60,491	257,826	7,806	326,123

Net book value at 31 December 2006	56,979	263,083	8,317	328,379

The Company:

	Buildings and improvements RMB millions	Telecomm unications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost/valuation:
Balance at 1 January 2006	—	326	137	463
Additions	—	3	2	5
Transferred from construction in progress	—	84	9	93
Disposals	—	(21)	(12)	(33)
Reclassification	—	14	(14)	—

Balance at 31 December 2006	—	406	122	528
Additions	—	2	4	6
Transferred from construction in progress	216	68	69	353
Disposals	—	(40)	(14)	(54)
Revaluations	—	32	(4)	28

Balance at 31 December 2007	216	468	177	861

Accumulated depreciation:
Balance at 1 January 2006	—	(46)	(69)	(115)
Depreciation charge for the year	—	(49)	(20)	(69)
Written back on disposal	—	15	12	27
Reclassification	—	(5)	5	—

Balance at 31 December 2006	—	(85)	(72)	(157)
Depreciation charge for the year	(2)	(49)	(17)	(68)
Written back on disposal	—	25	13	38
Revaluations	—	(36)	3	(33)

Balance at 31 December 2007	(2)	(145)	(73)	(220)

Net book value at 31 December 2007	214	323	104	641

Net book value at 31 December 2006	—	321	50	371

In accordance with the Group’s accounting policy (Note 2(g)), the property, plant and equipment of the Group as at 31 December 2007 were revalued for each asset class by the Company on a depreciated replacement cost basis. The property, plant and equipment as at 31 December 2007 was revalued at RMB326,123 million. The surplus on revaluation of certain property, plant and equipment totalling RMB4,809 million was credited to the revaluation reserve while the deficit on revaluation of certain property, plant and equipment totalling RMB2,755 million was recognised as an expense for the year ended 31 December 2007.

The following is a summary of the carrying value of the Group’s property, plant and equipment before the revaluation and the revalued amounts of these assets as at 31 December 2007:

	Carrying value before the revaluation RMB millions	Revaluation surplus RMB millions	Revaluation Deficit RMB millions	Revalued amounts RMB millions
Buildings and improvements	56,913	3,578	—	60,491
Telecommunications network plant and equipment	259,349	1,231	(2,754)	257,826
Furniture, fixture, motor vehicles and other equipment	7,807	—	(1)	7,806

	324,069	4,809	(2,755)	326,123

4.	CONSTRUCTION IN PROGRESS

	The Group RMB millions	The Company RMB millions
Balance at 1 January 2006	23,567	156
Additions	46,645	186
Transferred to property, plant and equipment	(51,786)	(93)

Balance at 31 December 2006	18,426	249
Additions	42,433	306
Transferred to property, plant and equipment	(47,651)	(353)

Balance at 31 December 2007	13,208	202

5.	INTANGIBLE ASSETS

	Computer software
	The Group RMB millions	The Company RMB millions
Cost:
Balance at 1 January 2006	2,068	50
Additions	1,043	10
Disposals	(161)	—

Balance at 31 December 2006	2,950	60
Additions	1,620	8
Disposals	(102)	—

Balance at 31 December 2007	4,468	68

Accumulated amortisation:
Balance at 1 January 2006	(762)	(22)
Amortisation charge for the year	(460)	(14)
Written back on disposal	129	—

Balance at 31 December 2006	(1,093)	(36)
Amortisation charge for the year	(696)	(8)
Written back on disposal	79	—

Balance at 31 December 2007	(1,710)	(44)

Net book value at 31 December 2007	2,758	24

Net book value at 31 December 2006	1,857	24

6.	INVESTMENTS IN SUBSIDIARIES

	The Company 2007 RMB millions	2006 RMB millions
Unquoted investments, at cost	178,642	177,132

Details of the Company’s subsidiaries at 31 December 2007, which principally affected the results of operations and the financial position of the Group, are as follows:

Name of Company	Type of legal entity	Date of incorporation	Registered/ Issued capital (in RMB millions unless otherwise stated)
Shanghai Telecom Company Limited	Limited Company	11 October 2002	15,984

Guangdong Telecom Company Limited	Limited Company	10 October 2002	47,513

Jiangsu Telecom Company Limited	Limited Company	19 October 2002	19,208

Zhejiang Telecom Company Limited	Limited Company	10 October 2002	22,400

Anhui Telecom Company Limited	Limited Company	26 August 2003	3,871

Fujian Telecom Company Limited	Limited Company	28 August 2003	10,364

Jiangxi Telecom Company Limited	Limited Company	18 September 2003	4,523

Guangxi Telecom Company Limited	Limited Company	28 August 2003	4,992

Chongqing Telecom Company Limited	Limited Company	22 August 2003	4,276

Sichuan Telecom Company Limited	Limited Company	28 August 2003	8,123

Hubei Telecom Company Limited	Limited Company	9 March 2004	6,208

Name of Company	Type of legal entity	Date of incorporation	Registered/ Issued capital (in RMB millions unless otherwise stated)
Hunan Telecom Company Limited	Limited Company	12 March 2004		3,574

Hainan Telecom Company Limited	Limited Company	9 March 2004		1,233

Guizhou Telecom Company Limited	Limited Company	12 March 2004		2,801

Yunnan Telecom Company Limited	Limited Company	9 March 2004		3,747

Shaanxi Telecom Company Limited	Limited Company	8 March 2004		3,254

Gansu Telecom Company Limited	Limited Company	10 March 2004		4,515

Qinghai Telecom Company Limited	Limited Company	10 March 2004		965

Ningxia Telecom Company Limited	Limited Company	10 March 2004		795

Xinjiang Telecom Company Limited	Limited Company	11 March 2004		4,660

China Telecom System Integration Co., Limited	Limited Company	13 September 2001		142

China Telecom (Hong Kong) International Limited	Limited Company	25 February 2000	HK$	100,000

China Telecom (Americas) Corporation	Limited Company	22 November 2001	US$	23 million

China Telecom Best Tone Information Service Co., Limited	Limited Company	15 August 2007		350

All of the above subsidiaries are wholly-owned by the Company and except for CT (HK) and CT Americas, all of the subsidiaries are incorporated in mainland PRC.

7.	INTERESTS IN ASSOCIATES

	The Group
	2007 RMB millions	2006 RMB millions
Share of net assets	793	581

The Group’s interests in associates are accounted for under the equity method and are individually and in aggregate not material to the Group’s financial condition or results of operations for all periods presented. Details of the Group’s principal associates are as follows:

Name of company	Attributable equity interest	Principal activities
Shenzhen Shekou Telecommunications Company Limited	50%	Provision of telecommunications services

Shanghai Information Investment Incorporation	24%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

8.	INVESTMENTS

	The Group
	2007 RMB millions	2006 RMB millions
Available-for-sale equity securities	177	104
Other unlisted equity investments	97	99

	274	203

Unlisted equity investments mainly represent the Group’s various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents.

9.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

The Group:

	Assets		Liabilities		Net balance
	2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions
Current
Provisions and impairment losses, primarily for receivables	557	540	—	—	557	540
Non-current
Property, plant and equipment	1,205	589	(2,222)	(1,566)	(1,017)	(977)
Deferred revenues and installation costs	1,626	2,152	(861)	(1,123)	765	1,029
Land use rights	5,872	7,690	—	—	5,872	7,690
Available-for-sale equity securities	—	—	(36)	(22)	(36)	(22)

Deferred tax assets/(liabilities)	9,260	10,971	(3,119)	(2,711)	6,141	8,260

The Group recognises a deferred tax asset only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is probable the Group will realise the benefits of these temporary differences.

Movements in temporary differences are as follows:

	Note	Balance at 1 January 2006 RMB millions	Recognised in income statement RMB millions	Recognised in equity RMB millions	Balance at 31 December 2006 RMB millions
Current
Provisions and impairment losses, primarily for receivables		369	171	—	540
Non-current
Property, plant and equipment		(885)	(92)	—	(977)
Deferred revenues and installation costs		1,002	27	—	1,029
Land use rights	(i), (iv)	7,867	(182)	5	7,690
Available-for-sale equity securities		—	—	(22)	(22)

Net deferred tax assets		8,353	(76)	(17)	8,260

			(Note 25)

	Note	Balance at 1 January 2007 RMB millions	Recognised in income statement RMB millions	Recognised in equity RMB millions	Balance at 31 December 2007 RMB millions
Current
Provisions and impairment losses, primarily for receivables		540	17	—	557
Non-current
Property, plant and equipment	(ii), (iii)	(977)	1,024	(1,064)	(1,017)
Deferred revenues and installation costs		1,029	(264)	—	765
Land use rights	(i), (iii)	7,690	(169)	(1,649)	5,872
Available-for-sale equity securities		(22)	—	(14)	(36)

Net deferred tax assets		8,260	608	(2,727)	6,141

			(Note 25)

Note:

(i)	In connection with the Restructuring and the Acquisitions, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights were adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with corresponding increases in shareholders’ equity under the caption of other reserves.
(ii)	As described in Note 3, in accordance with the Group’s accounting policy, the property, plant and equipment of the Group were revalued as at 31 December 2007. The tax bases of these assets were not adjusted to conform to such revalued amounts and accordingly, a deferred tax asset of RMB646 million and a deferred tax liability of RMB1,136 million in respect of the revaluation deficit and surplus respectively were recognized.
(iii)	On 16 March 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which takes effect on 1 January 2008. According to the new tax law, a unified corporate income tax rate of 25% are applied to PRC entities; however certain entities previously taxed at preferential rates are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five year period starting from 1 January 2008.

Based on the new tax law, the income tax rate applicable to the Company and certain of its mainland PRC subsidiaries which were previously taxed at 33% is reduced to 25% from 1 January 2008. Based on a tax notice issued by the State Council on 26 December 2007, the applicable tax rates for entities operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending 31 December 2008, 2009, 2010, 2011 and 2012, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15% from 2004 to 2010, remains at 15% for the years ending 31 December 2008, 2009 and 2010 and will be increased to 25% from 1 January 2011. Accordingly, deferred tax assets that are expected to be recovered and deferred tax liabilities that are expected to be settled after 31 December 2007 were adjusted to reflect the change in tax rate. For deferred tax assets and liabilities which were previously credited or charged to profit and loss upon initial recognition, the overall effect of change in tax rate amounting to RMB112 million was charged to the consolidated income statement. For deferred tax assets and liabilities which previously credited or charged to equity, the overall effect of change in the tax rate amounting to RMB1,577 million was recognised in the consolidated statement of changes in equity.

(iv)	The amounts recognised in equity represent the effect of change in tax rate for a subsidiary on the carrying amount of the deferred tax asset which was previously charged to equity.

10.	INVENTORIES

Inventories represent:

	The Group
	2007 RMB millions	2006 RMB millions
Materials and supplies	1,451	1,770
Goods for resale	1,212	1,443

	2,663	3,213

11.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	The Group		The Company
	2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions
Accounts receivable
Third parties	16,560	15,501	157	153
Amounts due from subsidiaries	—	—	46	69
China Telecom Group	207	199	—	—
Other state-controlled telecommunications operators in the PRC	1,377	1,792	52	44

	18,144	17,492	255	266
Less: Allowance for impairment of doubtful debts	(1,434)	(1,500)	—	—

	16,710	15,992	255	266

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing.

The following table summarises the changes in allowance for impairment of doubtful debts:

	The Group
	2007 RMB millions	2006 RMB millions
At beginning of year	1,500	1,507
Allowance for impairment of doubtful debts	1,361	1,224
Accounts receivable written off	(1,427)	(1,231)

At end of year	1,434	1,500

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	The Group
	2007 RMB millions	2006 RMB millions
Current, within 1 month	10,882	11,634
1 to 3 months	2,358	1,074
4 to 12 months	1,003	1,062
More than 12 months	301	314

	14,544	14,084
Less: Allowance for impairment of doubtful debts	(1,304)	(1,376)

	13,240	12,708

The Company did not have accounts receivable balance from telephone and Internet subscribers.

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	The Group		The Company
	2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions
Current, within 1 month	1,660	1,716	73	76
1 to 3 months	996	814	95	104
4 to 12 months	468	546	47	80
More than 12 months	476	332	40	6

	3,600	3,408	255	266
Less: Allowance for impairment of doubtful debts	(130)	(124)	—	—

	3,470	3,284	255	266

12.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	The Group		The Company
	2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions
Amounts due from China Telecom Group	423	588	—	3
Amounts due from subsidiaries	—	—	69,239	64,919
Amounts due from other state-controlled telecommunications operators in the PRC	236	242	—	—
Prepayments in connection with construction work and equipment purchases	850	742	88	—
Prepaid expenses and deposits	704	587	—	1
Other receivables	538	397	10	12

	2,751	2,556	69,337	64,935

13.	CASH AND CASH EQUIVALENTS

	The Group		The Company
	2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions
Cash at bank and in hand	16,437	10,762	2,090	881
Time deposits with original maturity within three months	3,947	11,564	3,724	7,500

	20,384	22,326	5,814	8,381

14.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	The Group		The Company
	2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions
Loans from state-controlled banks – unsecured	29,325	35,750	—	—
Commercial paper – unsecured	—	20,000	—	20,000
Loans from China Telecom Group – unsecured	37,841	23,826	10,000	—

Total short-term debt	67,166	79,576	10,000	20,000

The weighted average interest rate of the Group’s total short-term debt as at 31 December 2007 was 4.4% (2006: 3.7%). As at 31 December 2007, the loans from state-controlled banks bear interest at rates ranging from 4.2% to 5.5% per annum and are repayable within one year; the loans from China Telecom Group bear interest at fixed rates ranging from 2.6% to 5.3% per annum and are repayable within one year.

Long-term debt comprises:

	Interest rates and final maturity	The Group		The Company
		2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions
Bank loans – unsecured

Renminbi denominated	Interest rates ranging from 5.18% to 7.05% per annum with maturities through 2020	4,113	11,039	—	—

US Dollars denominated	Interest rates ranging from 1.00% to 7.70% per annum with maturities through 2060	1,012	1,320	—	—

Japanese Yen denominated	Interest rates ranging from 2.30% to 3.50% per annum with maturities through 2040	1,768	2,053	—	—

Euro denominated	Interest rates ranging from 2.30% to 9.20% per annum with maturities through 2032	839	851	—	—

Other currencies denominated		71	84	—	—

		7,803	15,347	—	—

Other loans – unsecured

Renminbi denominated		6	2	—	—

Amount due to China Telecom – unsecured

In connection with the First Acquisition – Renminbi denominated (Note (i))		15,000	15,000	15,000	15,000

In connection with the Second Acquisition – Renminbi denominated (Note (ii))		15,150	15,150	15,150	15,150

Total long-term debt		37,959	45,499	30,150	30,150
Less: current portion		(3,811)	(8,242)	—	—

Non-current portion		34,148	37,257	30,150	30,150

Note:

(i)	Represents the deferred consideration payable to China Telecom in respect of the First Acquisition (Note 1). The amount bears interest on the outstanding balance at 5.184% per annum until 31 December 2008. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on 31 December 2013 and the Company may, from time to time, repay all or part of the amount at any time until 31 December 2013 without penalty. In April 2006, the Company repaid RMB10,000 million to China Telecom.
(ii)	Represents the remaining balance of the deferred consideration payable to China Telecom in respect of the Second Acquisition (Note 1). The amount bears interest on the outstanding balance at 5.184% per annum until 30 June 2009. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on 30 June 2014 and the Company may, from time to time, repay all or part of the amount at any time until 30 June 2014 without penalty.

The aggregate maturities of the Group’s and the Company’s long-term debts subsequent to 31 December 2007 are as follows:

	The Group		The Company
	2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions
Within 1 year	3,811	8,242	—	—
Between 1 to 2 years	699	3,815	—	—
Between 2 to 3 years	983	656	—	—
Between 3 to 4 years	190	246	—	—
Between 4 to 5 years	196	208	—	—
Thereafter	32,080	32,332	30,150	30,150

	37,959	45,499	30,150	30,150

The Group’s short-term and long-term debts do not contain any financial covenants. As at 31 December 2007, the Group had available credit facilities of RMB36,823 million (2006: RMB40,268 million) which it can draw upon.

15.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	The Group		The Company
	2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions
Third parties	22,860	25,709	92	61
China Telecom Group	5,448	6,583	18	8
Other state-controlled telecommunications operators in the PRC	55	63	—	—

	28,363	32,355	110	69

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	The Group		The Company
	2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions
Due within 1 month or on demand	5,288	6,115	22	—
Due after 1 month but within 3 months	8,161	8,831	11	45
Due after 3 months but within 6 months	6,343	7,181	7	9
Due after 6 months	8,571	10,228	70	15

	28,363	32,355	110	69

16.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

	The Group		The Company
	2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions
Amounts due to China Telecom Group	915	1,984	88	175
Amounts due to subsidiaries	—	—	14,445	14,340
Amounts due to other state-controlled telecommunication operators in the PRC	199	181	75	—
Accrued expenses	14,272	13,244	754	1,204
Customer deposits and receipts in advance	14,622	11,777	107	90
Dividend payable	468	—	468	—

	30,476	27,186	15,937	15,809

17.	DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees received from customers and the unused portion of calling cards. Connection fees and installation fees are amortised over the expected customer relationship period of 10 years. Beginning 1 July 2001, connection fees were no longer collected from new customers.

	The Group
	2007 RMB millions	2006 RMB millions
Balance at beginning of year	20,723	27,708
Additions for the year
– installation fees	793	912
– calling cards	4,027	4,204

	4,820	5,116

Reduction for the year
– amortisation of connection fees	(3,294)	(4,971)
– amortisation of installation fees	(2,735)	(2,913)
– usage of calling cards	(4,062)	(4,217)

Balance at end of year	15,452	20,723

Representing:
– Current portion	5,629	7,098
– Non-current portion	9,823	13,625

	15,452	20,723

Included in other non-current assets are capitalised direct incremental costs associated with the installation of wireline services. As at 31 December 2007, the unamortised portion of these costs was RMB6,979 million (2006: RMB8,473 million).

18.	SHARE CAPITAL

	The Group and the Company
	2007 RMB millions	2006 RMB millions
Registered, issued and fully paid 67,054,958,321 ordinary domestic shares of RMB1.00 each	67,055	67,055
13,877,410,000 overseas listed H shares of RMB1.00 each	13,877	13,877

	80,932	80,932

All ordinary domestic shares and H shares rank pari passu in all material respects.

Notes to the Financial Statements

For the year ended 31 December 2007

19.	RESERVES

The Group	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Re- valuation reserve RMB millions	Statutory reserves RMB millions (Note (iii)	Other reserves RMB millions (Note (ii))	Exchange reserve RMB millions	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2006, as previously reported	(2,804)	10,746	7,451	42,216	7,501	—	35,475	100,585
Adjusted for the Third Acquisition	—	—	—	—	3,387	(170)	—	3,217

Balance as at 1 January 2006, as restated	(2,804)	10,746	7,451	42,216	10,888	(170)	35,475	103,802
Effect of change in tax rate (Note 9)	—	—	—	—	5	—	—	5
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB22 million)	—	—	—	—	44	—	—	44
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC	—	—	—	—	—	(309)	—	(309)
Profit for the year, as restated	—	—	—	—	—	—	27,241	27,241
Deferred tax on revaluation surplus of property, plant and equipment realised	—	—	—	—	33	—	(33)	—
Revaluation surplus realised	—	—	(94)	—	—	—	94	—
Deferred tax on land use rights realised	—	—	—	—	(182)	—	182	—
Dividends (Note 29)	—	—	—	—	—	—	(6,283)	(6,283)
Appropriations (Note (iii))	—	—	—	7,602	—	—	(7,602)	—
Contribution from China Telecom	—	—	—	—	769	—	—	769
Transfer from retained earnings to other reserves	—	—	—	—	99	—	(99)	—

Balance as at 31 December 2006, as restated	(2,804)	10,746	7,357	49,818	11,656	(479)	48,975	125,269
Effect of change in tax rate (Note 9)	—	—	—	—	(1,577)	—	—	(1,577)
Surplus on revaluation of property, plant and equipment (Note 3)	—	—	4,809	—	—	—	—	4,809
Deferred tax on revaluation surplus (Note 9)	—	—	—	—	(1,136)	—	—	(1,136)
Change in fair value of available-for-sale equity securities (net of deferred tax of RMB14 million)	—	—	—	—	64	—	—	64
Exchange difference on translation of financial statements of subsidiaries outside mainland PRC	—	—	—	—	—	(103)	—	(103)
Profit for the years	—	—	—	—	—	—	23,702	23,702
Deferred tax on revaluation surplus of property, plant and equipment realised	—	—	—	—	31	—	(31)	—
Revaluation surplus realised	—	—	(194)	—	—	—	194	—
Deferred tax on land use rights realised	—	—	—	—	(169)	—	169	—
Dividends (Note 29)	—	—	—	—	—	—	(6,741)	(6,741)
Appropriations (Note (iii))	—	—	—	5,388	—	—	(5,388)	—
Distribution to China Telecom	—	—	—	—	(2,890)	—	—	(2,890)
Transfer from retained earnings to other reserves	—	—	—	—	156	—	(156)	—
Adjustment to statutory reserves (Note (iii))	—	—	—	(2,839)	—	—	2,839	—
Consideration for the acquisition of the Third Acquired Group (Note 1)	—	—	—	—	(1,408)	—	—	(1,408)

Balance as at 31 December 2007	(2,804)	10,746	11,972	52,367	4,727	(582)	63,563	139,989

The Company	Capital reserve RMB millions (Note (i))	Share premium RMB millions	Statutory reserves RMB millions (Note (iii))	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2006	29,168	10,746	42,216	7,858	89,988
Profit for the year	—	—	—	19,276	19,276
Appropriations (Note (iii))	—	—	7,602	(7,602)	—
Dividends (Note 29)	—	—	—	(6,283)	(6,283)

Balance as at 31 December 2006	29,168	10,746	49,818	13,249	102,981
Profit for the year	—	—	—	20,455	20,455
Appropriations (Note (iii))	—	—	5,388	(5,388)	—
Adjustment to statutory reserves (Note (iii))	—	—	(2,839)	2,839	—
Dividends (Note 29)	—	—	—	(6,741)	(6,741)

Balance as at 31 December 2007	29,168	10,746	52,367	24,414	116,695

Note:

(i)	Capital reserve of the Group represents the sum of (a) the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation; and (b) the difference between the consideration paid by the Company for the acquired entities under the Acquisitions, which were accounted for as equity transactions as disclosed in Note 1 to the financial statements, and the historical carrying amount of net assets of these acquired entities.

Capital reserve of the Company represents the difference between the carrying amount of the Company’s net assets and the par value of the Company’s shares issued upon its formation.

(ii)	Other reserves of the Group represent primarily the balance of the deferred tax assets resulted from the revaluation of land use rights for tax purposes (and not for financial reporting purposes) as described in Note 9(i) and the balance of the deferred tax liabilities resulted from the revaluation of property, plant and equipment for financial reporting purposes (and not for tax purposes) as described in Note 9(ii).

(iii)	The statutory reserves consist of statutory surplus reserve, discretionary surplus reserve and statutory common welfare fund.

According to the Company’s Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC accounting rules and regulations, to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended 31 December 2007, the Company transferred RMB2,072 million (2006: RMB2,534 million), being 10% of the year’s net profit determined in accordance with the PRC accounting rules and regulations, to this reserve.

On 1 January 2007, the Group adopted the PRC Accounting Standards for Business Enterprises issued by the PRC Ministry of Finance of the PRC on 15 February 2006, which resulted in the statutory surplus reserve being adjusted accordingly.

According to the Company’s Articles of Association, the Directors authorised, subject to shareholders’ approval, the transfer of RMB3,316 million for the year ended 31 December 2007 (2006: RMB5,068 million), being 16% (2006: 20%) of the year’s net profit determined in accordance with the PRC accounting rules and regulations, to the discretionary surplus reserve.

The statutory and discretionary surplus reserves are non-distributable other than in liquidation and can be used to make good of previous years’ losses, if any, and may be utilised for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

According to the Company’s Articles of Association, the Company was required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC accounting rules and regulations, to a statutory common welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company’s employees such as construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of any dividend to shareholders.

Pursuant to the revision of the PRC Company Law, companies with limited liabilities and companies limited by shares are no longer required to make annual profit appropriation to the statutory common welfare fund commencing on 1 January 2006. The opening balance of the Group’s statutory common welfare fund as at 1 January 2006 of RMB7,078 million was transferred to the surplus reserves in accordance with “Notice on accounting issue relating to the implementation of the Company Law of the PRC” issued by the Ministry of Finance.

(iv)	According to the Company’s Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC accounting rules and regulations and the amount determined in accordance with IFRS. At 31 December 2007, the amount of retained earnings available for distribution was RMB24,414 million (2006: RMB13,249 million), being the amount determined in accordance with IFRS. Final dividend of approximately RMB6,279 million in respect of the financial year 2007 proposed after the balance sheet date has not been recognised as a liability at the balance sheet date (Note 29).

20.	OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

		The Group
	Note	2007 RMB millions	2006 RMB millions
Upfront connection fees	(i)	3,294	4,971
Upfront installation fees	(ii)	2,735	2,913
Monthly fees	(iii)	25,346	28,973
Local usage fees	(iv)	42,343	46,188
DLD	(iv)	24,127	25,517
International, Hong Kong, Macau and Taiwan long distance	(iv)	2,882	3,225
Internet	(v)	31,340	23,724
Managed data	(vi)	3,013	3,080
Interconnections	(vii)	13,879	14,095
Leased line	(viii)	5,321	4,548
Value-added and integrated information application services	(ix)	19,231	14,203
Others	(x)	5,145	4,179

		178,656	175,616

Note:

(i)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.
(ii)	Represent the amortised amount of the upfront fees received for installation of wireline services.
(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.
(iv)	Represent usage fees charged to customers for the provision of telephone services.
(v)	Represent amounts charged to customers for the provision of Internet access services.
(vi)	Represent amounts charged to customers for the provision of managed data transmission services.
(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of voice and data traffic connecting to the Group’s wireline telecommunications networks.
(viii)	Represent primarily lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks.
(ix)	Represent amounts charged to customers for provision of wireline value-added services and integrated information application services, which comprise primarily caller ID services, short messaging services, ring tone services, and telephone information services.
(x)	Represent primarily revenues from sale, rental and repairs and maintenance of customer-end equipment, and construction of telecommunications network and infrastructure for customers.

21.	PERSONNEL EXPENSES

Personnel expenses are attributable to the following functions:

	The Group
	2007 RMB millions	2006 RMB millions
Network operations and support	17,299	17,573
Selling, general and administrative	9,943	8,637

	27,242	26,210

22.	OTHER OPERATING EXPENSES

Other operating expenses consist of:

			The Group
	Note		2007 RMB millions	2006 RMB millions
Interconnection charges	(i	)	6,760	6,212
Donations			54	23
Others			43	20

			6,857	6,255

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s wireline telecommunications networks.

23.	TOTAL OPERATING EXPENSES

Total operating expenses for the year ended 31 December 2007 include auditors’ remuneration of RMB58 million (2006: RMB61 million).

24.	NET FINANCE COSTS

Net finance costs comprise:

	The Group
	2007 RMB millions	2006 RMB millions
Interest expense incurred	5,214	5,808
Less: Interest expense capitalised*	(443)	(716)

Net interest expense	4,771	5,092
Interest income	(366)	(502)
Foreign exchange losses	43	60
Foreign exchange gains	(148)	(161)

	4,300	4,489

* Interest expense was capitalised in construction in progress at the following rates per annum	2.3%-6.7%	1.9%-5.0%

25.	INCOME TAX

Income tax in the consolidated income statement comprises:

	The Group
	2007 RMB millions	2006 RMB millions
Provision for PRC income tax	7,028	6,668
Provision for income tax in other tax jurisdictions	32	15
Deferred taxation (Note 9)	(608)	76

	6,452	6,759

A reconciliation of the expected tax with the actual tax expense is as follows:

		The Group
	Note	2007 RMB millions	2006 RMB millions
Profit before taxation		30,251	34,083

Expected income tax expense at statutory tax rate of 33%	(i)	9,983	11,247
Differential tax rate on mainland PRC subsidiaries’ income	(i)	(1,678)	(1,714)
Differential tax rate on other subsidiaries’ income	(ii)	(41)	(6)
Non-deductible expenses	(iii)	1,360	1,210
Non-taxable income	(iv)	(1,965)	(2,565)
Effect of change in tax rate	9 (iii)	112	—
Tax credit for domestic equipment purchases		(1,319)	(1,413)

Income tax		6,452	6,759

Note:

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Company and its subsidiaries in mainland PRC as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries which are taxed at a preferential rate of 15%.
(ii)	Income tax provision of the Company’s subsidiaries in the Hong Kong Special Administrative Region of China and other countries is based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 17.5% to 35%.
(iii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.
(iv)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

26.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION

The following table sets out the remuneration received or receivable by the Company’s directors and supervisors:

	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands
2007

Executive directors
Wang Xiaochu	—	324	1,080	66	513	1,983
Leng Rongquan	—	292	972	60	410	1,734
Wu Andi	—	276	1,127	56	331	1,790
Zhang Jiping	—	276	1,127	55	331	1,789
Huang Wenlin*	—	161	1,013	33	1,962	3,169
Li Ping	—	276	1,127	56	331	1,790
Yang Jie	—	276	1,052	54	410	1,792
Sun Kangmin	—	276	1,052	55	410	1,793
Zhang Chenshuang*	—	115	115	—	—	230

Independent non- executive directors
Zhang Youcai	150	—	—	—	—	150
Vincent Lo Hong Sui	200	—	—	—	—	200
Shi Wanpeng	150	—	—	—	—	150
Xu Erming	150	—	—	—	—	150
Tse Hau Yin	500	—	—	—	—	500

Supervisors
Xiao Jinxue^	—	91	202	30	276	599
Zhang Xiuqin^	—	15	147	—	—	162
Li Jian^	—	62	212	19	—	293
Xu Cailiao	—	116	230	38	152	536
Ma Yuzhu	—	184	349	52	249	834
Wang Haiyun^	—	50	56	20	—	126

Independent supervisor
Zhu Lihao	75	—	—	—	—	75

	1,225	2,790	9,861	594	5,375	19,845

*	Ms Huang Wenlin resigned as an executive director of the Company on 31 August 2007. Mr Zhang Chenshuang was appointed as an executive director of the Company on 31 August 2007.
^	Ms Zhang Xiuqin and Mr Li Jian resigned as supervisors in May 2007. Mr Xiao Jinxue and Ms Wang Haiyun were appointed as supervisors of the Company on 29 May 2007.

The following table sets out the remuneration received or receivable by the Company’s directors and supervisors:

	Directors’/ supervisors’ fees RMB thousands	Salaries, allowances and benefits in kind RMB thousands	Discretionary bonuses RMB thousands	Retirement scheme contributions RMB thousands	Share-based payments RMB thousands	Total RMB thousands
2006

Executive directors
Wang Xiaochu	—	324	745	64	—	1,133
Leng Rongquan	—	291	671	58	—	1,020
Wu Andi	—	276	633	54	314	1,277
Zhang Jiping	—	276	633	54	314	1,277
Huang Wenlin	—	276	633	54	314	1,277
Li Ping	—	276	633	54	314	1,277
Wei Leping*	—	108	107	22	162	399
Yang Jie	—	276	633	52	—	961
Sun Kangmin	—	276	633	53	—	962

Independent non- executive directors
Zhang Youcai	150	—	—	—	—	150
Vincent Lo Hong Sui	200	—	—	—	—	200
Shi Wanpeng	150	—	—	—	—	150
Xu Erming	150	—	—	—	—	150
Tse Hau Yin	500	—	—	—	—	500

Supervisors
Zhang Xiuqin	—	142	218	50	236	646
Li Jian	—	131	174	40	170	515
Xu Cailiao	—	109	188	36	144	477
Ma Yuzhu	—	173	263	50	236	722

Independent supervisor
Zhu Lihao	75	—	—	—	—	75

	1,225	2,934	6,164	641	2,204	13,168

*	Mr Wei Leping resigned as an executive director of the Company in May 2006.

27.	INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five highest paid individuals of the Group for the years ended 31 December 2007 and 2006, all of them were directors of the Company and whose remuneration was disclosed in Note 26.

None of these employees received any inducements or compensation for loss of office, or waived any emoluments during the periods presented.

28.	PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The consolidated profit attributable to equity holders of the Company includes a profit of RMB20,455 million (2006: RMB19,276 million) which has been dealt with in the stand-alone financial statements of the Company.

29.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on 31 March 2008, a final dividend of equivalent to HK$0.085 per share totalling approximately RMB6,279 million for the year ended 31 December 2007 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2007.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2007, a final dividend of RMB0.083302 (equivalent to HK$0.085) per share totalling RMB6,741 million in respect of the year ended 31 December 2006 was declared, of which RMB6,273 million and RMB468 million were paid on 15 June 2007 and 23 January 2008 respectively.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 23 May 2006, a final dividend of RMB0.077637 (equivalent to HK$0.075) per share totalling RMB6,283 million in respect of the year ended 31 December 2005 was declared, which was paid on 15 June 2006.

30.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2007 and 2006 is based on the profit attributable to equity holders of the Company of RMB23,702 million and RMB27,241 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented.

31.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases business premises and equipment through non-cancelable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing. The Company does not have significant operating lease commitments.

As at 31 December 2007 and 2006, the Group’s future minimum lease payments under non-cancelable operating leases were as follows:

	2007 RMB millions	2006 RMB millions
Within 1 year	552	481
Between 1 to 2 years	369	320
Between 2 to 3 years	302	269
Between 3 to 4 years	231	223
Between 4 to 5 years	184	172
Thereafter	383	329

Total minimum lease payments	2,021	1,794

Total rental expense in respect of operating leases charged to the consolidated income statement for the year ended 31 December 2007 was RMB1,716 million (2006: RMB1,383 million).

Capital commitments

As at 31 December 2007 and 2006, the Group and the Company had capital commitments as follows:

	The Group		The Company
	2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions
Authorised and contracted for
– Properties	718	570	53	113
– Telecommunications network plant and equipment	2,855	2,832	62	3

	3,573	3,402	115	116

Authorised but not contracted for
– Properties	1,005	1,622	54	165
– Telecommunications network plant and equipment	3,449	5,590	24	6

	4,454	7,212	78	171

Contingent liabilities

(a)	The Company and the Group were advised by their PRC lawyers that, except for liabilities arising out of or relating to the businesses of the Predecessor Operations and the Acquired Groups transferred to the Company in connection with the Restructuring and the Acquisitions, no other liabilities were assumed by the Company or the Group, and the Company or the Group are not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring and the Acquisitions.

(b)	As at 31 December 2007 and 2006, the Group did not have contingent liabilities in respect of guarantees given to banks in respect of banking facilities granted to other parties, or other forms of contingent liabilities.

As at 31 December 2007, the Company’s undiscounted maximum amount of potential future payments under guarantees given to banks in respect of banking facilities granted to subsidiaries was RMB1,195 million (2006: RMB1,649 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcome of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

32.	FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, time deposits, investments, accounts receivable, amounts due from China Telecom Group, advances and other receivables. Financial liabilities of the Group include short-term and long-term debts, accounts payable, amounts due to China Telecom Group, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

(a)	Fair Value

The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments (other than long-term debt and investment securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The interest rates used in estimating the fair values of long term debt, having considered the foreign currency denomination of the debt, ranged from 1.5% to 7.047% (2006: 1.5% to 6.156%). As at 31 December 2007 and 2006, the carrying amounts and fair values of the Group’s long-term debt were as follows:

	2007		2006
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions
Long-term debt	37,959	35,037	45,499	43,783

The fair value of available-for-sale equity investment securities, which amounted to RMB177 million as at 31 December 2007 (2006: RMB104 million) was based on quoted market price on a PRC stock exchange. The Group’s long-term investments are unlisted equity interests for which no quoted market prices exist in the PRC and accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

(b)	Risks

The Group’s financial instruments are exposed to three main types of risks, namely, credit risk, liquidity risk and market risk (which comprises of interest rate risk and foreign currency exchange rate risk). The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as liquidity risk, credit risk, and market risk. The Board regularly reviews these policies and authorizes changes if necessary based on operating and market conditions and other relevant risks. The following summarises the qualitative and quantitative disclosures for each of the three main types of risks:

(i)	Credit risk

Credit risk refers to the risk that a counterparty will be unable to pay amounts in full when due. For the Group, this arises mainly from deposits it maintains at financial institutions and credit it provides to residential and corporate customers for the provision of telecommunication services. To limits exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large state-owned financial institution in the PRC with acceptable credit ratings. For accounts receivable, the Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. Furthermore, the Group has a diversified base of customers with no single customer contributing more than 10% of revenues for the periods presented. Further details of the Group’s credit policy for, and quantitative disclosures in respect of the Group’s exposure on, credit risk relating to trade receivables are set out in Note 11.

The amounts of cash and cash equivalents, time deposits, accounts receivable and other receivables represent the Group’s maximum exposure to credit risk in relation to financial assets.

(ii)	Liquidity risk

Liquidity risk refers to the risk that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances and an adequate amount of committed banking facilities to provide its funding needs, including working capital, principal and interest payments on debts, dividend payments, capital expenditures and new investments for a set minimum period of between 3 to 6 months.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	2007
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	67,166	(68,644)	(68,644)	—	—	—
Long-term debt	37,959	(48,524)	(5,539)	(2,407)	(6,178)	(34,400)
Accounts payable	28,363	(28,363)	(28,363)	—	—	—
Accrued expenses and other payables	30,476	(30,476)	(30,476)	—	—	—
Income tax payable	3,068	(3,068)	(3,068)	—	—	—
Finance lease obligations	29	(29)	(24)	(5)	—	—

	167,061	(179,104)	(136,114)	(2,412)	(6,178)	(34,400)

	2006
	Carrying amount RMB millions	Total contractual undiscounted cash flow RMB millions	Within 1 year or on demand RMB millions	More than 1 year but less than 2 years RMB millions	More than 2 years but less than 5 years RMB millions	More than 5 years RMB millions
Short-term debt	79,576	(81,427)	(81,427)	—	—	—
Long-term debt	45,499	(57,439)	(9,924)	(5,540)	(4,144)	(37,831)
Accounts payable	32,355	(32,355)	(32,355)	—	—	—
Accrued expenses and other payables	27,186	(27,186)	(27,186)	—	—	—
Income tax payable	3,124	(3,124)	(3,124)	—	—	—
Finance lease obligations	48	(48)	(48)	—	—	—

	187,788	(201,579)	(154,064)	(5,540)	(4,144)	(37,831)

(iii)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The Group manages its exposure to interest rate risk by maintaining high proportion of fixed rate debts with maturity within one year.

The following table sets out the interest rate profile of the Group’s debt at the balance sheet date.

	2007		2006
	Effective Interest Rate %	RMB millions	Effective interest rate %	RMB millions
Fixed rate debt:
Short-term debt	4.4	67,166	3.7	79,576
Long-term debt	3.9	7,010	2.9	13,709

		74,176		93,285
Variable rate debt:
Long-term debt	5.2	30,949	5.2	31,790

Total debt		105,125		125,075

Fixed rate debt as a percentage of total debt		70.6%		74.6%

As at 31 December 2007, it is estimated that an increase of 100 basis points in interest rate, with all other variables held constant, would decrease the Group’s net profit for the year and retained earnings by approximately RMB207 million (2006: RMB213 million).

The above sensitivity analysis has been prepared on the assumptions that the change in interest rate had occurred at the balance sheet date and the change was applied to the Group’s debt in existence at that date with exposure to cash flow interest rate risk. The analysis is prepared on the same basis for 2006.

(iv)	Foreign currency exchange rate risk

Foreign currency exchange rate risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s foreign currency risk exposure relates to bank deposits and borrowings denominated primarily in US dollars, Euros, Japanese Yen and Hong Kong dollars.

The Group does not expect the appreciation or depreciation of the Renminbi against foreign currencies will materially affect the Group’s financial position and result of operations because 92.6% of the Group’s cash and cash equivalents and 96.5% of the Group’s short-term and long-term debt as at 31 December 2007 are denominated in Renminbi. Details of bank loans denominated in other currencies are set out in Note 14.

33.	CAPITAL MANAGEMENT

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide investment returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

The Group regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group monitors its capital structure on the basis of total debt-to-total assets ratio. For this purpose the Group defines total debt as the sum of short-term debt, long-term debt and finance lease obligations. As at 31 December 2007, the Group’s total debt-to-total assets ratio was 25.8% (2006: 29.9%), which is within the range of management’s expectation.

Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

34.	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a)	Transactions with China Telecom Group

The Group is a part of a large group of companies under China Telecom, a company owned by the PRC government, and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

	Note	2007 RMB millions	2006 RMB millions
Purchases of telecommunications equipment and materials	(i)	120	155
Construction, engineering and information technology services	(ii)	8,179	8,216
Provision of community services	(iii)	2,266	2,378
Provision of ancillary services	(iv)	3,574	3,238
Provision of comprehensive services	(v)	1,284	1,143
Operating lease expenses	(vi)	373	364
Centralised service expenses	(vii)	250	306
Interconnection revenues	(viii)	139	179
Interconnection charges	(viii)	820	750
Interest on amounts due to and loans from China Telecom Group	(ix)	2,489	2,361

Note:

(i)	Represent commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent network construction, engineering and information technology services provided by China Telecom Group.
(iii)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, hygiene and other community services.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(v)	Represent amounts paid and payable to entities of China Telecom Group which were not within the scope of other related party service agreements in respect of services for procurement of telecommunications equipment, network design, software upgrade, system integration and manufacturing of calling cards.
(vi)	Represent amounts paid and payable to China Telecom Group for leases of business premises and inter-provincial transmission optic fibres.
(vii)	Represent net amount charged by China Telecom Group for costs associated with common corporate services and international telecommunications facilities.
(viii)	Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.
(ix)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecom and loans from China Telecom Group (Note 14).

Amounts due from/to China Telecom Group included in the following balances are summarised as follows:

	2007 RMB millions	2006 RMB millions
Accounts receivable	207	199
Prepayments and other current assets	423	588

Total amounts due from China Telecom Group	630	787

Accounts payable	5,448	6,583
Accrued expenses and other payables	915	1,984
Short-term debt	37,841	23,826
Long-term debt	30,150	30,150

Total amounts due to China Telecom Group	74,354	62,543

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The term and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 14.

As at 31 December 2007 and 2006, no material allowance for impairment of doubtful debts was recorded in respect of amounts due from China Telecom Group.

On 30 August 2006, the Company entered into a strategic agreement (the “Agreement”) with China Communication Services Corporation Limited (“CCS”), a company under the common control of China Telecom. The Agreement was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on 25 October 2006. The Agreement is effective from 1 January 2007 to 31 December 2009, pursuant to which the Company’s subsidiaries in the Shanghai, Guangdong, Zhejiang, Fujian, Hubei and Hainan regions procure design, construction and engineering services provided by CCS for at least 12.5% of these subsidiaries’ annual capital expenditure. In return, CCS agreed to provide an additional price discount of at least 5% for the above services. In addition, the above subsidiaries will also procure facilities management services provided by CCS of not less than RMB1,330 million during the effective period of the Agreement.

As a result of the expansion of services areas of CCS, an amendment to the strategic agreement (the “Supplemental Agreement”) was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on 7 August 2007. The Supplemental Agreement extends the scope of the Agreement to the Company’s subsidiaries in the Jiangsu, Anhui, Jiangxi, Hunan, Guangxi, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai and Xinjiang regions, amends that the Company’s subsidiaries will on an annual basis, procure design, construction and engineering services provided by CCS for at least 10.6% of these subsidiaries’ annual capital expenditure, and increases the commitment for facilities management services provided by CSS by RMB450 million. The Supplemental Agreement is effective from 1 January 2007 to 31 December 2009.

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	2007 RMB millions	2006 RMB millions
Short-term employee benefits	13,876	10,323
Post-employment benefits	594	641
Equity-based compensation benefits	5,375	2,204

	19,845	13,168

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organised by municipal and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 35.

(d)	Transactions with other state-owned entities in the PRC

The Group is a state-controlled public utilities enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the State through government authorities, agencies, affiliations and other organisations (collectively referred to as “state-controlled entities”).

Apart from transactions with parent company and its affiliates, the Group have transactions with other state-controlled entities which include but not limited to the following:

–	sales and purchases of goods, properties and other assets

–	rendering and receiving services

–	lease of assets

–	depositing and borrowing money

–	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not state-controlled. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

(i)	Transactions with other state-controlled telecommunications operators in the PRC

The Group’s wireline telecommunications networks interconnect with the networks of other state-controlled telecommunications operators. The Group also leases wireline telecommunications networks to these operators in the normal course of business. The interconnection and leased line charges are regulated by the Ministry of Information Industry. The extent of the Group’s interconnection and leased line transactions with other state-controlled telecommunications operators in the PRC is summarised as follows:

	2007 RMB millions	2006 RMB millions
Interconnection revenues	12,228	12,035
Interconnection charges	3,891	3,405
Leased line revenues	841	1,088

Amounts due from/to other state-controlled telecommunications operators in the PRC included in the following balances are summarised as follows:

	2007 RMB millions	2006 RMB millions
Accounts receivable	1,377	1,792
Prepayments and other current assets	236	242

Total amounts due from other state-controlled telecommunications operators in the PRC	1,613	2,034

Accounts payable	55	63
Accrued expenses and other payables	199	181

Total amounts due to other state-controlled telecommunications operators in the PRC	254	244

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As at 31 December 2007 and 2006, there were no material allowance for impairment of doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

(ii)	Transactions with state-controlled banks

The Group deposits its cash balances primarily with several state-controlled banks in the PRC and obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of these bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income earned from deposits with and interest expenses incurred on loans from state-controlled banks in the PRC are as follows:

	2007 RMB millions	2006 RMB millions
Interest income	360	450
Interest expense	2,725	2,994

The amounts of cash deposited with and loans from state-controlled banks in the PRC are summarised as follows:

	2007 RMB millions	2006 RMB millions
Cash at bank	16,328	10,659
Time deposits with maturity within three months	3,947	10,484
Time deposits with maturity over three months	172	119

Total deposits with state-controlled banks in the PRC	20,447	21,262

Short-term loans	29,325	35,750
Long-term loans	7,803	15,347

Total loans with state-controlled banks in the PRC	37,128	51,097

Further details of the interest rates and repayment terms of loans from state-controlled banks are set out in Note 14.

The directors believe the above information provides meaningful disclosure of related party transactions.

35.	POST-EMPLOYMENT BENEFITS PLANS

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s contributions for the year ended 31 December 2007 were RMB2,537 million (2006: RMB2,376 million).

The amount payable for contributions to defined contribution retirement plans as at 31 December 2007 was RMB560 million (2006: RMB536 million).

36.	STOCK APPRECIATION RIGHTS

The Group implemented a stock appreciation rights plan for members of its management to provide incentives to these employees. Under this plan, stock appreciation rights are granted in units with each unit representing one H share. No shares will be issued under the stock appreciation rights plan. Upon exercise of the stock appreciation rights, a recipient will receive, subject to any applicable withholding tax, a cash payment in RMB, translated from the Hong Kong dollar amount equal to the product of the number of stock appreciation rights exercised and the difference between the exercise price and market price of the Company’s H shares at the date of exercise based on the applicable exchange rate between RMB and Hong Kong dollar at the date of the exercise. The Company recognises compensation expense of the stock appreciation rights over the applicable vesting period.

In March 2003, the Company’s compensation committee approved the granting of 276.5 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$1.48 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 18 months after the date of grant. As at each of the third, fourth, fifth and sixth anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In April 2005, the Company’s compensation committee approved the granting of 560.0 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$2.78 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As at each of the third, fourth, fifth and six anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

In January 2006, the Company’s compensation committee approved the granting of 837.3 million stock appreciation right units to eligible employees. Under the terms of this grant, all stock appreciation rights had a contractual life of six years from date of grant and an exercise price of HK$2.85 per unit. A recipient of stock appreciation rights may not exercise the rights in the first 24 months after the date of grant. As at each of the third, fourth, fifth and six anniversary of the date of grant, the total number of stock appreciation rights exercisable may not in aggregate exceed 25%, 50%, 75% and 100%, respectively, of the total stock appreciation rights granted to such person.

During the year ended 31 December 2007, 204 million (2006: 67 million) stock appreciation right units were exercised. For the year ended 31 December 2007, compensation expense recognised by the Group in respect of stock appreciation rights was RMB689 million (2006: RMB514 million).

As at 31 December 2007, the carrying amount of liability arising from stock appreciation rights was RMB998 million (2006: RMB574 million). As at 31 December 2007 and 2006, all vested stock appreciation rights were exercised.

37.	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. The Group bases the assumptions and estimates on historical experience and on other factors that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of significant accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. The Group believes the following significant accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

Revenue recognition for upfront connection and installation fees

The Group defers the recognition of upfront fees for activation of wireline services and wireline installation fees and amortises such fees over the expected customer relationship period of ten years. The related direct incremental customer acquisition costs (including direct costs of installation) are also deferred and amortised over the same expected customer relationship period. The Group estimates the expected customer relationship period based on the historical customer retention experience with consideration of the expected level of future competition, the risk of technological or functional obsolescence of its services, technological innovation, and the expected changes in the regulatory and social environment. If the Group’s estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of deferred revenue and deferred customer acquisition costs would change for future periods. There have been no changes to the estimated customer relationship period for the years presented.

Allowance for impairment of doubtful debts

The Group estimates allowance for impairment of doubtful debts resulting from the inability of the customers to make the required payments. The Group bases its estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs might be higher than expected and could significantly affect the results of future periods.

Impairment on long-lived assets

If circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss would be recognised in accordance with accounting policy for impairment of long-lived assets as described in Note 2(m). The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. When an asset does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). It is difficult to precisely estimate selling price because quoted market prices for the Group’s long-lived assets may not be readily available. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and amount of operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in additional impairment charge or reversal of impairment in future periods.

Depreciation and amortisation

Property, plant and equipment and intangible assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation and amortisation expense for future periods is adjusted if there are significant changes from previous estimates.

38.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2007

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended 31 December 2007 and which have not been adopted in these financial statements:

Effective for accounting period beginning on or after
IFRS 8, “Operating segments”	1 January 2009
IAS 1 (September 2007), “Presentation of financial statements”	1 January 2009
IAS 23 (March 2007), “Borrowing costs”	1 January 2009
IFRIC 11, “IFRS 2 – Group and treasury share transactions”	1 March 2007
IFRIC 12, “Service concession arrangements”	1 January 2008
IFRIC 13, “Customer loyalty programmes”	1 July 2008
IFRIC 14, “IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction”	1 January 2008

Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far management believes that IFRIC 11, IFRIC 12 and IFRIC 14 are not applicable to the Group’s operations and the adoption of the rest of the above amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

39.	NON-ADJUSTING POST BALANCE SHEET EVENTS

Pursuant to the resolution passed by the Company’s shareholders at an Extraordinary General Meeting held on 25 February 2008, the Company entered into merger agreements with each of Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited, pursuant to which the Company shall merge with these companies. After the merger, the assets, liabilities and operations of these subsidiaries will be transferred to the Company’s branches in the respective regions. This merger is an internal reorganisation which has no impact on the Group’s consolidated financial condition and results of operations.

Pursuant to an Acquisition Agreement entered into by the Company with China Telecom on 31 March 2008, the Company will acquire the entire equity interest in China Telecom Group Beijing Corporation from China Telecom for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Proposed Acquisition”), subject to approvals by independent shareholders of the Company and relevant government and regulatory authorities. Management believes that the Proposed Acquisition will enhance the Group’s market position and competitiveness in mainland PRC. As the Company and China Telecom Group Beijing Corporation are under the common control of China Telecom prior to and after the acquisition, the Proposed Acquisition will be accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests upon completion.

In January and February 2008, various provinces in the PRC were adversely affected by snowstorm and severe weather conditions. Certain property, plant and equipment of the Group were damaged as a result of the adverse weather conditions. Currently, management estimate that such losses, which comprise primarily loss of damaged property, plant and equipment amounted to approximated RMB572 million.

40.	PARENT AND ULTIMATE HOLDING COMPANY

The parent and ultimate holding company of the Group as at 31 December 2007 is China Telecommunications Corporation, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

Financial Summary

(Amounts in millions, except per share data)

	Year ended 31 December
	2007 RMB	2006 RMB	2005 RMB	2004 RMB	2003 RMB
		(Note)	(Note)	(Note)	(Note)
Results of operation
Upfront connection fees	3,294	4,971	6,781	8,458	9,771
Upfront installation fees	2,735	2,913	2,970	2,865	2,643
Monthly fees	25,346	28,973	30,351	29,827	27,499
Local usage fees	42,343	46,188	47,624	47,646	45,815
DLD	24,127	25,517	25,993	26,231	25,460
International, Hong Kong, Macau and Taiwan long distance	2,882	3,225	3,474	3,832	3,977
Internet	31,340	23,724	17,914	14,183	10,020
Managed data	3,013	3,080	2,990	3,015	3,210
Interconnections	13,879	14,095	12,838	10,719	8,365
Leased line	5,321	4,548	4,560	4,158	5,103
Value-added services and others	24,376	18,382	14,364	10,502	10,059

Operating revenues	178,656	175,616	169,859	161,436	151,922
Depreciation and amortisation	52,257	51,301	49,678	47,188	46,612
Network operations and support	31,622	31,055	30,792	27,805	31,636
Selling, general and administrative	23,667	22,259	19,919	19,256	16,815
Personnel expenses	27,242	26,210	25,101	23,340	20,915
Other operating expenses	6,857	6,255	5,518	4,139	3,176

Operating expenses	141,645	137,080	131,008	121,728	119,154

Operating profit	37,011	38,536	38,851	39,708	32,768
Deficit on revaluation of property, plant and equipment	(2,755)	—	—	(1,262)	(14,832)
Net finance costs	(4,300)	(4,489)	(4,886)	(5,329)	(3,349)
Investment income/(loss)	83	(25)	(8)	6	(42)
Share of profits of associates	212	61	62	29	35

Profit before taxation	30,251	34,083	34,019	33,152	14,580
Income tax	(6,452)	(6,759)	(6,155)	(5,182)	(467)

Profit for the year	23,799	27,324	27,864	27,970	14,113

Attributable to:
Equity holders of the Company	23,702	27,241	27,822	27,917	14,057
Minority interests	97	83	42	53	56

Profit for the year	23,799	27,324	27,864	27,970	14,113

Basic earnings per share	0.29	0.34	0.34	0.35	0.19

	As at 31 December
	2007 RMB	2006 RMB	2005 RMB	2004 RMB	2003 RMB
		(Note)	(Note)	(Note)	(Note)
Financial condition

Property, plant and equipment, net	326,123	328,379	328,371	320,245	309,959
Construction in progress	13,208	18,426	23,567	29,468	31,617
Other non-current assets	25,993	27,860	28,701	29,471	29,391
Cash and bank deposits	20,556	22,445	18,863	14,603	18,199
Other current assets	22,124	21,761	21,582	19,839	20,278

Total assets	408,004	418,871	421,084	413,626	409,444

Current liabilities	138,537	157,629	157,707	152,284	149,630
Non-current liabilities	47,095	53,593	77,199	100,007	102,744

Total liabilities	185,632	211,222	234,906	252,291	252,374

Total equity attributable to equity holders of the Company	220,921	206,201	184,734	159,922	155,801
Minority interests	1,451	1,448	1,444	1,413	1,269

Total equity	222,372	207,649	186,178	161,335	157,070

Total liabilities and equity	408,004	418,871	421,084	413,626	409,444

Note:	On 30 June 2007, we acquired the entire equity interests in China Telecom System Integration Co. Ltd., China Telecom (Hong Kong) International Limited and China Telecom (Americas) Corporation (formerly known as “China Telecom (USA) Corporation”) (collectively the “Third Acquired Group”) from China Telecommunications Corporation. As we and the Third Acquired Group were under the common control of China Telecommunications Corporation, our acquisition of the Third Acquired Group has been treated as a combination of entities under common control”, and was accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Third Acquired Group have been accounted for at historical amounts and our financial statements for periods prior to the acquisition have been restated to include the financial position and results of operations of the Third Acquired Group on a combined basis.

Shareholder Information

SHARE INFORMATION

Share Listing

China Telecom Corporation Limited’s H shares were listed on The Stock Exchange of Hong Kong Limited on 15 November 2002 and New York Stock Exchange as American Depositary Shares (ADSs) on 14 November 2002. ADSs are issued by The Bank of New York Mellon. Each ADS traded in the United States represents 100 ordinary H shares.

Stock Code

The Stock Exchange of Hong Kong Limited	728
New York Stock Exchange	CHA

Share Price Performance

2007 share price

	HK$ per H share			US$ per ADS
	High	Low	Close	High	Low	Close
	7.58	3.31	6.20	98.66	42.25	78.07

Share price change in 2007			+46%			+44%

Number of issued shares: (as at 31 December 2007)	80,932,368,321

Market capitalisation: (as at 31 December 2007)	HK$501.8 billion

Share price performance of China Telecom (CT) on The Stock Exchange of Hong Kong Limited versus Hang Seng Index (HSI) and MSCI World Telecom Service Sector Index (MSCI) from IPO on 15 November 2002 to 31 December 2007.

Distribution of shares and shareholdings

The share capital of the Company as at 31 December 2007 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2007, the share capital of the Company comprised:

	Number of shares	% of the total number of shares
Total number of Domestic shares:	67,054,958,321	82.85
Domestic shares held by:
China Telecommunications Corporation	57,377,053,317	70.89
Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94
Zhejiang Financial Development Company	2,137,473,626	2.64
Fujian State-owned Assets Investment Holdings Co., Ltd.	969,317,182	1.20
Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs):	13,877,410,000	17.15

Total	80,932,368,321	100.00

Major shareholders of H shares

The following table shows the major shareholders that exercised or controlled the exercise of 5% or above of H shares as at 31 December 2007:

Name of shareholder	Number of shares	% of the total number of H shares in issue
UBS AG	936,365,249	6.75

ABN AMRO Holding N.V.	816,942,826	5.89

Deutsche Bank Aktiengesellschaft	785,798,421	5.66

KBC Group N.V.	694,144,407	5.00

Dividend History

Financial Year	Ex-Dividend Date	Shareholder Approval Date	Payment Date	Dividend per Share (HK$)
2002 Final	16 May 2003	20 June 2003	10 July 2003	0.00837	*
2003 Final	1 April 2004	3 May 2004	20 May 2004	0.065
2004 Final	21 April 2005	25 May 2005	23 June 2005	0.065
2005 Final	20 April 2006	23 May 2006	15 June 2006	0.075
2006 Final	26 April 2007	29 May 2007	15 June 2007	0.085
2007 Final	28 April 2008	30 May 2008	16 June 2008	0.085	**

*	On the basis of HK$0.065 per share, pro-rated based on the number of days the Company’s shares have been listed during the year of 2002.
**	The dividend proposal is subject to shareholders’ approval at the annual general meeting to be held on 30 May 2008.

Annual Reports

Our annual reports in both English and Chinese are now available through the Internet at http://www.chinatelecom-h.com.

The Company will file an annual report in Form 20-F for the year 2007 with the United States Securities & Exchange Commission by 30 June 2008.

2007 Annual Report Survey

Annual Report is a key communication channel between shareholders and the Company. Last year, we received over 100 questionnaires of “Your Views on 2006 Annual Report”. Each of these responses benefited us in enhancing and further improving our annual reports. We are deeply indebted to the respondents for their constructive responses. In accordance with our commitment, we have to donate HK$50 for each questionnaire received. In this regard, we have donated a sum of HK$10,500 to the charitable organization, “Helping Hand”. In addition, we have already implemented the suggestion of allowing shareholders to choose means of receipt and language of corporate communication to enhance environmental protection and cost savings.

We value and are eager to keep hearing your comments on our annual reports for our further improvement in the future. It is highly appreciated if you could spare your precious time to complete the questionnaire of “Your Views on 2007 Annual Report”, as attached in this annual report, and return it by post or fax to us at +852 2877 0988. You can also fill in the electronic form at our website, www.chinatelecom-h.com.

Annual General Meeting

To be held at 11 a.m. on 30 May 2008 in JW Marriott Hotel Hong Kong

Registered office		H share registrar

Address:	31 Jinrong Street	Computershare Hong Kong Investor Services Limited
	Xicheng District	Address:	1712-1716, 17th Floor
	Beijing		Hopewell Centre
	PRC 100032		183 Queen’s Road East, Wanchai
Tel:	86 10 6642 8166		Hong Kong
Fax:	86 10 6601 0728	Tel:	852 2862 8555
		Fax:	852 2865 0990
		Email:	hkinfo@computershare.com.hk

Investor Relations		ADS depositary

Investor Relations Department		The Bank of New York Mellon
Tel:	852 2877 9777	Address:	Investor Services
Fax:	852 2877 0988		P.O. Box 11258
Email:	ir@chinatelecom-h.com		Church Street Station
New York, NY 10286-1258
Office of the Board of Directors		Tel:	1-888-269-2377 (toll free in USA)
Tel:	86 10 6642 8166		1-212-815-3700 (international)
Fax:	86 10 6601 0728	Email:	shareowners@bankofny.com
Email:	ir@chinatelecom.com.cn	Website:	http://www.stockbny.com

Forward-Looking Statements

Certain statements contained in this document may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.